PE
12-31-03

MAR 19 2003



# Think Act Grow



**PPL CORPORATION** 2002 ANNUAL REPORT ppl



# Think

## Develop a unique strategy

The turbulent nature of the U.S. electricity market has severely tested business strategies, even those that appeared immensely successful just a few years ago.

As it became clear that there would be fundamental changes in the electricity business, PPL Corporation decided to expand both its electricity distribution business and its generation business.

In expanding the generation business, the company has pursued long-term contracts to sell the output from its power plants and also has entered into long-term fuel supply contracts. In this way, PPL has been able to manage the profit margins from the company's energy marketing business so that it is not overly dependent on fluctuating day-to-day energy prices.

PPL's approach to the rapidly changing electricity business has permitted it to do more than merely survive the recent turbulence in the energy business. PPL outperformed not only the Dow Jones® Utility Average in 2002, but also the S&P 500®.

Business strategy is more than reading the latest headlines or listening to the industry experts. Successful strategy comes from an in-depth understanding of the market, a candid assessment of organizational abilities and the courage to follow a unique path.



# Think

# Find the right opportunities

Equipped with a strategy targeting solid, steady growth, PPL has sought out expansion opportunities that build long-term value for its shareowners.

As the result of selective purchases and the development of power plants in key U.S. markets, PPL now controls 11,500 megawatts of electricity generating capacity. As part of that expansion, the company also sought long-term contracts for the electricity generated at its plants, signing favorable multi-year wholesale contracts in Pennsylvania, Montana, New York and Connecticut.

Entering 2003, PPL has energy contracts that represent more than 85 percent of the profits that the company projects this year from electricity marketing. These agreements, along with long-term contracts for fuel supply for its power plants, allow the company to maximize the benefits of its electricity supply business.

PPL also is selling electricity to customers of unregulated utilities who choose to take advantage of PPL's competitive prices.

On the electricity delivery side of our business, PPL has expanded operations outside of Pennsylvania, where it has its roots. The company now operates electricity delivery businesses in England, Wales, Chile, Bolivia and El Salvador.

PPL is growing its business by finding the right opportunities at the right time.







# Act

## Pursue operational excellence

A strategy, of course, is only as good as its execution.

A commitment to excellence is an essential element in PPL's strategic approach to the electricity business. At the heart of this commitment are PPL people, who have the experience and the dedication to carry out the company's strategy.

As a result, PPL's generating facilities are among the best operated in the country. The company's electricity marketing program is producing excellent margins while effectively managing risk. PPL's 4.8 million electricity delivery customers in the United States, Latin America and the United Kingdom rank PPL companies among the best service providers in their countries. And, PPL's operations earn high marks from government regulators and independent agencies for safety and environmental stewardship.

PPL's commitment to excellence in executing its strategy also incorporates a responsiveness that allows it to quickly capitalize on opportunities – opportunities that can range from the supplying of millions of megawatt-hours of electricity to another electricity company to the development of fuel cell technology.

At PPL, execution is more than words on paper. It is a blueprint for day-to-day action.

# Act

# Shape America's energy future

Of course, no matter how good we are at developing and implementing strategy, external events can have a significant impact on the long-term success of PPL, and on the future of energy supplies in the United States.

That's why PPL has been – and continues to be – a proponent of competitive electricity markets. The electricity market design problems in California, and the unethical actions of a handful of energy companies, have led some to question the wisdom of competitive electricity markets. Also, some state and federal policy-makers are having second thoughts about the direction the industry embarked upon at the close of the last decade.

The competitive marketplace not only will provide PPL and other companies with opportunities to grow, it also is key to America's energy future. Energy prices that are set by supply and demand will encourage investment of capital in new power plants when and where needed. This will help ensure that our children and grandchildren have the energy to power a limitless future.

PPL, both on its own and through various associations, will continue to support competitive energy markets. Properly functioning markets, over the long term, produce prices that are lower than they would be under regulation.

While the energy market debate is likely to continue over the next several years, PPL believes that the proven benefits of competitive markets eventually will overcome the current apprehension.





# Grow

# Build long-term value

PPL's strategy, and the company's focus on implementation, has built solid long-term value for its shareowners.

The company's growth is borne out by the numbers: Earnings per share from core operations have increased 77 percent over the past five years.

An investor who bought $100 of PPL common stock at the end of 1997, and reinvested the dividends since that time, saw that investment grow to $176 by the end of 2002. This growth rate is 80 percent better than the S&P 500® over that period.

And, even in the energy industry upheaval of the last year, PPL outperformed the S&P 500®.

PPL continues to focus on long-term value, strengthening cash flow and improving the company's credit profile. PPL is positioned for a long-term annual core earnings compound growth rate of 5 to 8 percent.



| For the years ended December 31 | 2002 | 2001 |
|---|---|---|
| ***Financial*** | | |
| Operating revenues (millions) | **$5,429** | $5,077 |
| Net income (millions) | **208** | 179 |
| Income from core operations (millions)[a] | **541** | 620 |
| Basic earnings per share | **1.37** | 1.23 |
| Diluted earnings per share | **1.36** | 1.22 |
| Basic earnings per share – core operations[a] | **3.55** | 4.24 |
| Diluted earnings per share – core operations[a] | **3.54** | 4.22 |
| Dividends declared per share | **1.44** | 1.06 |
| Total assets (millions)[b] | **15,569** | 12,562 |
| Book value per share[b] | **13.42** | 12.67 |
| Market price per share[b] | **$34.68** | $34.85 |
| Dividend yield[b] | **4.15%** | 3.04% |
| Dividend payout ratio[c] | **106%** | 87% |
| Dividend payout ratio – core operations[c][f] | **41%** | 25% |
| Market/book value ratio[b] | **258%** | 275% |
| Price/earnings ratio[b][c] | **25.50** | 28.57 |
| Price/earnings ratio – core operations[b][c][f] | **9.8** | 8.3 |
| Ratio of earnings to fixed charges | **1.9** | 1.7 |
| Return on average common equity | **10.27%** | 8.41% |
| Return on average common equity – core operations[f] | **20.51%** | 28.80% |
| **Operating** | | |
| Total retail electricity delivered (millions of kwh)[e] | **69,105** | 41,453 |
| Total retail electricity supplied (millions of kwh) | **42,065** | 43,470 |
| Total wholesale electricity supplied (millions of kwh) | **37,060** | 27,683 |
| Net system capacity (megawatts)[b] | **11,488** | 10,023 |
| Number of customers (millions)[b][d] | **4.8** | 5.7 |
| Construction expenditures (millions) | **$ 648** | $ 565 |

[a] Income in 2002 and 2001 were impacted by several unusual items, as described on page 24. Income from core operations excludes the impact of these unusual items. Income from core operations should not be considered as an alternative to net income, which is determined in accordance with GAAP, as an indicator of operating performance. PPL believes that income from core operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses income from core operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance.

[b] End of period.

[c] Based on diluted earnings per share.

[d] PPL Global no longer controls CEMAR and has not included CEMAR's one million customers in the year-end customer count above. See page 61 for additional information.

[e] Electricity deliveries for 2002 include the deliveries of WPD for the full year, and the deliveries of CEMAR prior to deconsolidation.

[f] Calculated using income from core operations.

# Dear shareowners:

**Looking back over the past five years, a period that has humbled some of the biggest names in the electricity business, we find that PPL Corporation has done much more than weather the storm.**

**Since 1997, our earnings per share from core operations have increased by 77 percent. In the past five years, our total return to investors has outpaced the S&P 500® by 80 percent.**

**And we are projecting a long-term compound growth rate of 5 to 8 percent per year in earnings from core operations.**

**Five years ago, we had 1.3 million customers in Pennsylvania. Today, we have more than 4.8 million customers on three continents. Five years ago, we operated power plants at seven locations in Pennsylvania. Today, we operate power plants at more than 30 locations in Pennsylvania, Montana, Arizona, Connecticut, Maine, New York and Illinois. We have increased our generating capacity by 25 percent.**

**As I speak with investors and others, I'm often asked what has set PPL apart as the electricity business was transformed from a relatively stable, regulated environment to one where competition and controversy have become commonplace.**

**PPL's success in this newly turbulent industry has its roots in our insight, a decade ago, that there would be fundamental changes to the structure of our industry. Certainly there were other companies that reached the same conclusion. But few took the approach that your company did.**

**We concluded that we would not simply sit back and watch change happen to our business. We decided to do something about it. As a result, PPL became one of the first electricity companies in the nation to support the move toward a competitive electricity marketplace. And, as a proponent of the concept, we were positioned to participate in shaping the transformation.**

Being there at the beginning, involved in the sculpting of the new industry, afforded us a unique perspective as we shaped our strategy to make the most of the opportunities that would be presented by the new marketplace.

The strategy that emerged also set PPL apart from the crowd. We decided to focus on long-term, steady growth and profitability. We decided to remain in both the electricity delivery and electricity generation and marketing businesses – unlike some other companies that sold off portions of their business to concentrate solely on either generation or delivery.

In concluding that we wanted to be in the electricity generation and marketing business, we understood that this meant more than simply expanding our fleet of power plants. In pursuing an expanded generation and marketing business, we devised a strategy that allowed us to produce strong returns while also reducing volatility. We did this by pursuing multi-year contracts, under favorable terms, for both the sale of electricity produced by our power plants and for the purchase of the fuel needed to operate those plants.

This managed-risk approach to electricity marketing, combined with the solid performance of an electricity delivery business that we have expanded to serve customers on three continents, has given us a solid – and sustainable – growth platform for the future.

As we were implementing our strategy, PPL also realized that doing things the way we had done things in the past would not be sufficient for success in the future. We realized that we needed new business approaches and new skills to compete


William F. Hecht
Chairman, President and
Chief Executive Officer

## A well-balanced generation portfolio

PPL understands that there is strength in diversity, particularly in a commodity market. We have an excellent mix of power plants that use coal, oil, natural gas, uranium and water to produce electricity. This diversity protects us against supply problems with any one fuel. We also have geographic diversity with our power plants, which are located in seven states.


Fuels used to generate electricity
9% Hydro and other
18% Nuclear
39% Coal
34% Oil/Gas



in this new industry. So, even as we were developing this new strategy, we were building the new skills we needed inside our organization, both by hiring key people and by further developing the outstanding talent that we already had in the company.

We did not, however, turn our backs on what made PPL a successful company in the first seven decades of the electricity business. We recognized that our continued success remained absolutely dependent on superb execution of our strategy. Even as momentous business changes were occurring, PPL people remained focused on doing the job right, focused on what some may view as the details of the pre-competition electricity business. Losing sight of the fundamentals – superior customer service, excellent power plant operation, attention to quality in all functions – would not be allowed to happen at PPL.

PPL people have been acutely aware of potential opportunities presented by the vastly different electricity business, resulting in profitable new ventures like our energy services company, which now is providing energy management, design, construction and maintenance services to businesses throughout the Northeast.

Our emphasis on an external focus, combined with a questioning attitude among our employees, has created a business plan that not only is solid and sustainable, but also is responsive. We react quickly to opportunity, whether it be a major energy company's immediate need for millions of kilowatt-hours or a business customer's request for an innovative, on-site source of electricity. This responsiveness also means that we do not shy away from tough decisions, like the need to end our involvement in a project or to exit an investment when conditions unexpectedly change.

So, PPL's strategy for success is both deceptively simple and incredibly demanding. Every day, we challenge ourselves to anticipate and shape marketplace changes, to take a long-term view, to realistically assess our abilities, to remain focused on the fundamentals and to question assumptions.

The past year certainly was particularly challenging for your company and all of the electricity industry. It did not, however, shake our confidence in the path that we have chosen. In fact, when excluding unusual items, we earned $3.54 per share in 2002, beating the consensus estimate of the financial analysts who cover the company.

We did have a number of charges during the year, which lowered our reported earnings to $1.36 per share, but many of these charges actually strengthen the company for the future. For example, while we booked a charge related to our workforce reduction, the reduction has resulted in improved productivity. And our capital expenses will be significantly lower going forward as the result of our decision to cancel development of a number of power plants.

As the financial community focuses on balance sheet and liquidity issues, we are improving our equity ratio and cash flows, and we expect our financial strength to continue to improve in 2003 and beyond.

Our confidence in our business strategy, in the strength and quality of our earnings and in our improving cash position allowed us to make an important decision in February to increase the common stock dividend by 6.9 percent, to $1.54 per share on an annualized basis.

### Taking risk out of electricity sales

PPL is not a speculative energy trader. First, we have power plants with a capacity of 11,500 megawatts. And, where possible, our energy marketing professionals seek long-term contracts that lock in margins no matter how much the day-to-day market fluctuates. PPL doesn't roll the dice and hope for profit margins.


Expected margins from wholesale marketing contracts, 2003
12%
Uncommitted
88%
Under contract


Transaction Structure

**Electricity delivery customers on three continents**

PPL people – whether they work in Bristol, England; Melipilla, Chile; or Harrisburg, Pennsylvania – understand and anticipate the needs of 4.8 million electricity delivery customers. Our customers consistently rate us among the top service providers in their country.


Percentage of customers by country
22% Wales
27% United States
11% Chile
5% Bolivia
5% El Salvador
30% England



This dividend increase, combined with our proven performance and our prospects for sustained growth, further improves PPL's reputation as one of a handful of U.S. electricity companies that understand how to succeed in the new electricity business.

In 2003, PPL will continue to solidify its position in U.S. energy supply markets. The people in our electricity delivery businesses will continue to improve service to customers while also improving efficiency and productivity. Our energy services operations also will continue to offer unique energy management options, including environmentally friendly fuel cells, to business customers.

PPL people are confident, but not complacent. We know that success is not earned on paper. We know it is earned in the marketplace, in power plants and in serving customers. And, success must be earned year after year.

We are ready for the continuing challenge.

On behalf of all the 12,500 employees of PPL, I pledge our continued dedication to live up to the confidence you have placed in us with your investment in our company.



**William F. Hecht**

Chairman, President and Chief Executive Officer

March 17, 2003

# PPL at a Glance

**Earnings from Core Operations, 2002**
- Supply (Generation and Marketing)
- Delivery (Pennsylvania)
- International Operations


12%
13%
75%

**Annualized Common Stock Dividend**
(Per share)


$1.06
$1.44
$1.54
2001
2002
2003

**Operating Revenues**
(In millions of dollars)


4,545
5,077
5,429
2000
2001
2002

***Five-Year Cumulative Total Return***
- PPL Corporation
- S&P 500®
- Edison Electric Institute Index


$250
$200
$150
$100
$ 50
1997
1998
1999
2000
2001
2002

***MAJOR BUSINESSES***

**PPL EnergyPlus**
Wholesale/retail energy marketing; energy management services

**PPL Generation**
Electricity generation

**PPL Global**
*Operation of international electricity delivery businesses* and new business development

**PPL Electric Utilities**
Operation of U.S. electricity delivery business

# PPL Project Earth™

## Our commitment to the environment, and to our communities

Helping those in need, enhancing the environment, improving the quality of education – these are the things we do around the world under the umbrella of PPL Project Earth™. It's our way of doing business, our way of providing energy responsibly.

### Serving Our Communities

- Operating neighborhood advisory committees at power plants
- Supporting employees who volunteer
- Sponsoring food drives for needy families in Chile
- Coordinating earthquake aid in El Salvador
- Supporting United Way with combined employee/company contributions of $1.8 million
- Committing $23 million for recreation, fisheries, water quality and wildlife habitat development along rivers in Montana



In Chile, PPL employees and members of their families perform native folk dances for audiences in the communities where we do business.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*Terms and abbreviations appearing here are explained in the glossary on pages 83-85. Dollars in millions, except per share data, unless otherwise noted.*

### FORWARD-LOOKING INFORMATION

Certain statements contained in this report concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts are "forward-looking statements" within the meaning of the federal securities laws. Although PPL believes that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed herein, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

- market demand and prices for energy, capacity and fuel;
- weather variations affecting customer energy usage;
- competition in retail and wholesale power markets;
- the effect of any business or industry restructuring;
- the profitability and liquidity of PPL and its subsidiaries;
- new accounting requirements or new interpretations or applications of existing requirements;
- operation of existing facilities and operating costs;
- environmental conditions and requirements;
- transmission and distribution system conditions and operating costs;
- development of new projects, markets and technologies;
- performance of new ventures;
- political, regulatory or economic conditions in states, regions or countries where PPL or its subsidiaries conduct business;
- receipt and renewals of necessary governmental permits and approvals;
- impact of state or federal investigations applicable to PPL and its subsidiaries and the energy industry;
- the outcome of litigation against PPL and its subsidiaries;
- capital market conditions and decisions regarding capital structure;
- stock price performance;
- securities and credit ratings;
- foreign exchange rates;
- new state or federal legislation;
- national or regional economic conditions, including any potential effects arising from the September 11, 2001 terrorist attacks in the U.S. and any consequential hostilities or other hostilities; and
- the commitments and liabilities of PPL and its subsidiaries.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents of PPL on file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for PPL to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and PPL undertakes no obligations to update the information contained in such statement to reflect subsequent developments or information.

### RESULTS OF OPERATIONS

Earnings in 2002 were impacted by the acquisition of a controlling interest in WPD on September 6, 2002, and the resulting consolidation, as described in Note 9 to the Financial Statements. Therefore, the comparison of reported income statement line items is not meaningful without eliminating the impact of the WPD consolidation. The following table shows the 2002 Statement of Income as reported, the adjustments to eliminate the impact of the WPD consolidation (by reflecting WPD on the equity method), and as adjusted to exclude the WPD consolidation. The following discussion, that explains significant annual changes in principal items on the Statement of Income, compares 2002, as adjusted, to 2001.

**PPL Corporation and Subsidiaries**
**Consolidated Statement of Income**
**Adjusted to Eliminate WPD Consolidation**

| | 2002 | | |
|---|---|---|---|
| | **As Reported** | **Adjustment** | **As Adjusted** |
| **Operating Revenues** | | | |
| Utility | $3,676 | $579 | $3,097 |
| Unregulated retail electric and gas | 182 | | 182 |
| Wholesale energy marketing | 993 | | 993 |
| Net energy trading margins | 19 | | 19 |
| Energy related businesses | 559 | (60) | 619 |
| Total | 5,429 | 519 | 4,910 |
| **Operating Expenses** | | | |
| Operation | | | |
| Fuel | 584 | | 584 |
| Energy purchases | 873 | | 873 |
| Other | 818 | 6 | 812 |
| Amortization of recoverable transition costs | 226 | | 226 |
| Maintenance | 314 | 36 | 278 |
| Depreciation | 367 | 112 | 255 |
| Taxes, other than income | 232 | 42 | 190 |
| Energy related businesses | 543 | 29 | 514 |
| Other charges | | | |
| Write-down of international energy projects | 113 | | 113 |
| Workforce reduction | 75 | | 75 |
| Write-down of generation assets | 44 | | 44 |
| Total | 4,189 | 225 | 3,964 |
| **Operating Income** | 1,240 | 294 | 946 |
| Other Income – net | 33 | 20 | 13 |
| Interest Expense | 560 | 127 | 433 |
| Income Taxes | 210 | 105 | 105 |
| Minority Interest | 78 | 73 | 5 |
| Cumulative Effect of a Change in Accounting Principle | (150) | | (150) |
| Dividends and Distributions – Preferred Securities | 67 | 9 | 58 |
| **Net Income** | $ 208 | $ | $ 208 |

The comparability of certain items on the Statement of Income has also been impacted by PPL Global's investment in CEMAR in 2000. The consolidated results of CEMAR are included for periods during which PPL had a controlling interest, from June 2000 to August 2002. See Note 9 to the Financial Statements for more information.

## SELECTED FINANCIAL AND OPERATING DATA

| PPL Corporation [(a)] | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Income Items – millions** | | | | | |
| Operating revenues [(b)(c)] | **$ 5,429** | $ 5,077 | $ 4,545 | $ 3,697 | $ 3,786 |
| Operating income [(b)] | **1,240** | 849 | 1,194 | 821 | 827 |
| Net income (loss) | **208** | 179 | 498 | 432 | (569) |
| **Balance Sheet Items – millions** [(d)] | | | | | |
| Property, plant and equipment, net | **9,566** | 5,947 | 5,948 | 5,624 | 4,480 |
| Recoverable transition costs | **1,946** | 2,172 | 2,425 | 2,647 | 2,819 |
| Total assets | **15,569** | 12,562 | 12,360 | 11,174 | 9,607 |
| Long-term debt | **6,267** | 5,579 | 4,784 | 4,157 | 2,984 |
| Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures | **661** | 825 | 250 | 250 | 250 |
| Preferred stock: | | | | | |
| With sinking fund requirements | **31** | 31 | 46 | 46 | 46 |
| Without sinking fund requirements | **51** | 51 | 51 | 51 | 51 |
| Common equity | **2,224** | 1,857 | 2,012 | 1,613 | 1,790 |
| Short-term debt | **943** | 118 | 1,037 | 857 | 636 |
| *Total capital provided by investors* | **10,177** | *8,461* | *8,180* | *6,974* | *5,757* |
| Capital lease obligations [(e)] | | | | 125 | 168 |
| **Financial Ratios** | | | | | |
| Return on average common equity – % | **10.27** | 8.41 | 27.49 | 24.70 | (24.60) |
| Embedded cost rates [(d)]: | | | | | |
| Long-term debt – % | **7.04** | 6.84 | 6.98 | 6.95 | 7.40 |
| Preferred stock – % | **5.81** | 5.81 | 5.87 | 5.87 | 5.87 |
| Preferred securities – % | **8.02** | 8.13 | 8.44 | 8.44 | 8.44 |
| Times interest earned before income taxes | **1.97** | 2.19 | 3.05 | 3.37 | 3.69 |
| Ratio of earnings to fixed charges – total enterprise basis [(f)] | **1.9** | 1.7 | 2.5 | 2.7 | 3.1 |
| **Common Stock Data** | | | | | |
| Number of shares outstanding – thousands: | | | | | |
| Year-end | **165,736** | 146,580 | 145,041 | 143,697 | 157,412 |
| Average | **152,492** | 145,974 | 144,350 | 152,287 | 164,651 |
| Number of record shareowners [(d)] | **85,002** | 87,796 | 91,777 | 91,553 | 100,458 |
| Basic EPS (loss) | **$ 1.37** | $ 1.23 | $ 3.45 | $ 2.84 | $ (3.46) |
| Diluted EPS (loss) | **$ 1.36** | $ 1.22 | $ 3.44 | $ 2.84 | $ (3.46) |
| Dividends declared per share | **$ 1.44** | $ 1.06 | $ 1.06 | $ 1.00 | $ 1.335 |
| Book value per share [(d)] | **$ 13.42** | $ 12.67 | $ 13.87 | $ 11.23 | $ 11.37 |
| Market price per share [(d)] | **$ 34.68** | $ 34.85 | $45.188 | $22.875 | $27.875 |
| Dividend payout rate – % [(g)] | **106** | 87 | 31 | 35 | (39) |
| Dividend yield – % [(h)] | **4.15** | 3.04 | 2.35 | 4.37 | 4.79 |
| Price earnings ratio [(g)] | **25.50** | 28.57 | 13.14 | 8.05 | (8.06) |
| **Sales Data – millions of kWh** | | | | | |
| Electric energy supplied – retail | **42,065** | 43,470 | 41,493 | 36,637 | 31,651 |
| *Electric energy supplied – wholesale* | **37,060** | *27,683* | *40,925* | *32,045* | *36,708* |
| Electric energy delivered [(i)] | **69,105** | 41,453 | 37,642 | 35,987 | 32,144 |

(a) The earnings for each year were affected by unusual items. These adjustments affected net income. See "Earnings" in Management's Discussion and Analysis for a description of unusual items in 2002, 2001 and 2000.

(b) Operating revenues and operating income of certain years are restated to conform to the current presentation.

(c) *Operating revenues for 1998 have not been adjusted to report revenues from energy trading on a net basis because 1998 precedes the application of mark-to-market accounting for energy trading activities.*

(d) At year-end.

(e) PPL Electric terminated its capital lease in 2000. See Note 10 to the Financial Statements for additional information.

(f) Computed using earnings and fixed charges of PPL and its subsidiaries. Fixed charges consist of interest on short- and long-term debt, other interest charges, interest on capital lease obligations and the estimated interest component of other rentals.

(g) Based on diluted EPS.

(h) Based on year-end market prices.

(i) Deliveries for 2002 include the electricity deliveries of WPD for the full year and of CEMAR prior to deconsolidation.

**Domestic Energy Margins**

The following tables provide summary data regarding changes in the components of domestic gross margins of wholesale and retail energy for 2002 compared to 2001 and 2001 compared to 2000:

| | 2002 vs. 2001 | 2001 vs. 2000 |
|---|---|---|
| Utility revenues | $ 63 | $(638) |
| Unregulated retail electric and gas revenues | (174) | 77 |
| Wholesale energy marketing revenues | 4 | 879 |
| Net energy trading margins | (18) | (10) |
| Other revenue adjustments [(a)] | 42 | (102) |
| Total revenues | (83) | 206 |
| Fuel | (18) | 63 |
| Purchased power | | 90 |
| Other cost adjustments [(a)] | 32 | (53) |
| Total cost of sales | 14 | 100 |
| Domestic gross energy margins | $ (97) | $ 106 |

(a) Adjusted to exclude the impact of any revenues and costs not associated with domestic energy margins, in particular, revenues and energy costs related to the international operations of PPL Global and the domestic delivery operations of PPL Electric and PPL Gas Utilities.

*Changes in Gross Domestic Energy Margins By Activity*

Gross margin calculations are dependent on the allocation of fuel and purchased power costs to the activities. That allocation is based on monthly MWh consumption levels compared to monthly MWh supply costs. Any costs specific to an activity are charged to that activity.

| | 2002 vs. 2001 | 2001 vs. 2000 |
|---|---|---|
| Wholesale – Eastern U.S. | $ (53) | $ 155 |
| Wholesale – Western U.S. | (71) | (4) |
| Net energy trading | (18) | (10) |
| Unregulated retail | (56) | (113) |
| Regulated retail | 101 | 78 |
| Domestic gross energy margins | $ (97) | $ 106 |

*Wholesale – Eastern U.S.*

Generally, Eastern wholesale margins were lower in 2002 compared to 2001, despite a buyout of a NUG contract in February 2002 that reduced purchased power costs by $25 million. The decline in margins was primarily attributable to the decline in wholesale prices for energy and capacity. In PJM, where the majority of PPL's Eastern wholesale activity occurs, on-peak prices averaged $6/MWh less, a decline of 14%, for 2002 compared to 2001. Additionally, because new generating capability has come on-line within PJM in 2002, the prices for the PJM monthly auctions for unforced capacity credits have also fallen from an average of $100/MW-month in 2001 to an average of $38/MW-month in 2002. However, higher volumes of energy sales partially offset the decline in prices, as wholesale transactions in 2002 increased by about 33% over 2001 due to better generation availability.

Eastern wholesale margins were higher in 2001 compared to 2000 primarily due to an increase in wholesale prices for energy and capacity. In PJM, on-peak prices averaged $6/MWh more in 2001, an increase of 13% from 2000. Additionally, prices for the PJM monthly auctions for unforced capacity credits increased from an average of $53/MW-month in 2000 to an average of $100/MW-month in 2001.

*Wholesale – Western U.S.*

Western wholesale margins consist of margins in the Northwest and in the Southwest.

In the Northwest, margins were $74 million lower in 2002 compared to 2001, primarily due to a decrease in average realized wholesale prices by $45/MWh, partially offset by a 9% increase in volumes. Margins were $19 million lower in 2001 compared to 2000, primarily due to a 16% decline in volumes caused by the energy supply shortage in the western U.S. primarily due to the impact of a drought on hydro availability. Partially offsetting this decrease were higher average prices in 2001 compared to 2000.

In the Southwest region, margins were $9 million lower in 2002 compared to 2001, primarily due to a decrease in average wholesale prices by $40/MWh. These lower prices were offset by increased sales, which were three times higher than the prior period, as a result of the Griffith Energy and Sundance facilities coming on-line in 2002. Margins were $27 million higher in 2001 compared to 2000, primarily due to purchasing power in late 2001 to satisfy the sales commitments entered into earlier in the year at higher prices. These sales were originally expected to be supplied by the generation output from Griffith.

The above explanation is exclusive of the 2001 charge for the Enron bankruptcy which is discussed in further detail in Note 17 to the Financial Statements.

*Net Energy Trading*

PPL enters into certain contractual arrangements that meet the criteria of energy trading derivatives as defined by EITF 02-3. These physical and financial contracts cover trading activity associated with electricity, gas and oil. The $18 million decrease in 2002 compared to 2001 was primarily due to unrealized, mark-to-market gains in 2001 and lower energy margins in 2002. The $10 million decrease in 2001 compared to 2000 was primarily due to lower energy margins partially offset by unrealized, mark-to-market losses in 2000. The physical volumes associated with energy trading were 10,500 GWh and 12.4 Bcf in 2002; 7,700 GWh and 22.4 Bcf in 2001; and 19,900 GWh and 2.9 Bcf in 2000.

*Unregulated Retail*

Unregulated retail margins declined in 2002 compared to 2001 primarily due to lower revenues resulting from the expiration of contracts which were not renewed in the East and due to significantly lower retail prices in the West, somewhat offset by an increase in the number of customers in the West. The decline in 2001 from 2000 was also primarily due to the expiration of contracts which were not renewed in the East, somewhat offset by higher sales in the West.

*Regulated Retail*

Regulated retail margins in the East for 2002 were 15% higher than in 2001. Higher sales volumes and higher average prices, caused by changes in usage among customer classes, provided the improved margins. In addition, lower supply costs in 2002, due to lower fuel costs and increased generating unit availability, further improved margins. Regulated retail margins in the East for 2001 were 13% higher than 2000. Sales volumes increased 21% primarily due to the return of customers who previously had an alternative electric power supplier.

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Utility Revenues**

The increase (decrease) in utility revenues was attributable to the following:

| | 2002 vs. 2001 | 2001 vs. 2000 |
|---|---|---|
| Retail electric revenue | | |
| PPL Electric: | | |
| Electric delivery | $ (3) | $ 12 |
| PLR electric generation supply [a] | 102 | 284 |
| Other | (9) | (11) |
| PPL EnergyPlus: | | |
| Electric generation supply | | (261) |
| PPL Global: | | |
| Electric delivery | (7) | 88 |
| | 83 | 112 |
| Wholesale electric revenue | | |
| PPL Electric | (5) | (772) |
| Gas revenue | | |
| PPL Gas Utilities | (15) | 22 |
| | $ 63 | $(638) |

[a] See the "Regulated Retail" section in "Domestic Energy Margins" for a discussion of PPL Electric generation supply revenues as a PLR.

The increase in utility revenues in 2002 compared with 2001 was primarily due to:

- higher revenues of $102 million from providing electric generation supply as a PLR, see "Regulated Retail" for additional information; partially offset by
- lower PPL Global international electric delivery revenues, primarily due to the deconsolidation of CEMAR. PPL Global stopped recording operating results of CEMAR upon relinquishing control to ANEEL. As a result, revenues from electricity deliveries in Brazil were $17 million lower in 2002 compared with 2001. This decrease was partially offset by higher sales volumes in Chile and El Salvador, which resulted in increased revenues of $9 million compared with 2001; and
- lower PPL Gas Utilities' revenues of $15 million, primarily due to lower sales volumes, due in part to milder winter weather experienced in the first quarter of 2002, and a decrease in the fuel cost component of customer rates.

Prior to the July 2000 corporate realignment, wholesale revenues were recorded by PPL Electric. Subsequent to the realignment, these revenues were recorded by PPL EnergyPlus. As such, wholesale revenues were included in utility revenues for the first half of 2000. Also, prior to the July 2000 corporate realignment, PPL EnergyPlus was a subsidiary of PPL Electric and recorded unregulated retail electric revenues on PPL Electric's books that are included in utility revenues for the first half of 2000. After eliminating these revenues transferred in the corporate realignment from the results for the first half of 2000, utility revenues increased by $395 million in 2001 compared with 2000. The increase in utility revenues was primarily due to:

- higher PLR revenues of $284 million from providing electric generation supply, primarily due to fewer retail customers shopping for electricity under Pennsylvania's Customer Choice Act;
- higher PPL Global international electric delivery revenues of $88 million, primarily due to a full year of CEMAR revenues in 2001, compared with three months of revenues in 2000;
- higher PPL Gas Utilities revenues of $22 million due to a base rate increase effective January 1, 2001, and higher gas commodity prices; and
- higher PPL Electric delivery revenues of $12 million, reflecting a 2% increase in deliveries of electricity.

**Energy Related Businesses**

Energy related businesses (when adjusted to include WPD on an equity basis) contributed $21 million less to operating income in 2002 compared with 2001. This was primarily due to:

- a $28 million increase in PPL Southwest Generation Holdings, LLC's expenses of Griffith Energy due to a full year of operations in 2002. Also, 2001 benefited from margins on forward electricity contracts executed prior to commercial operation;
- a $9 million decline from the mechanical contracting and engineering subsidiaries, primarily due to cost overruns experienced at two major projects;
- an $8 million operating loss on start-up telecommunications operations; and
- $4 million of pre-tax operating losses from synfuel projects; partially offset by
- a $23 million decrease in PPL Global's expenses due to lower spending on development projects, including a favorable settlement on the cancellation of a generation project in Washington state.

Although operating income from synfuel operations declined in 2002 compared to 2001, the synfuel projects contributed $7 million more to net income after recording tax credits.

Energy related businesses contributed $126 million to the 2001 operating income of PPL, an increase of $62 million from 2000. The increase reflects PPL Global's higher equity earnings of $83 million from its U.K. investments, and higher pre-tax operating income of $8 million from the mechanical contracting and engineering subsidiaries (as a result of additional acquisitions in the northeastern U.S.) These gains were partially offset by a $13 million increase in PPL Global's domestic project development expenses and by $19 million of pre-tax operating losses from synfuel projects. However, after the recording of tax credits associated with synfuel operations, the synfuel projects contributed approximately $19 million to net income in 2001.

**Other Operation Expenses**

Other operation expenses increased by $15 million in 2002 compared to 2001. In conjunction with the workforce reduction (see Note 21 to the Financial Statements), PPL increased its estimated vacation liability by $15 million. The increase in operating expense also includes a $17 million decrease in pension income. Additionally, there were $9 million of expenses relating to the operating lease on the University Park and Sundance facilities, which began commercial operation in July 2002. These increases were offset by a decrease of $19 million in PPL Global's operating costs due to $10 million of lower administrative and general expenses, and a $9 million decrease in CEMAR operating expenses. CEMAR is no longer consolidated as of August 21, 2002.

The $17 million decrease in pension income was attributable to PPL's primary domestic pension plan. During the second quarter of 2002, the workforce reduction and union-negotiated benefit enhancements had a significant impact on PPL's primary domestic pension plan requiring remeasurement of the benefit obligation and decreasing the net pension income recorded for that plan. In addition, pension income was also decreased due to the recognition of significant asset losses caused by weakened financial markets. Through December 31, 2002, PPL recorded approximately $31 million of pension income. As a result of the events and remeasurements previously discussed, PPL expects to continue to record pension income in 2003, but at lower levels due to the above events and continued weakness in the financial markets. See Note 12 for details of the funded status of PPL's domestic pension plans.

Other operation expenses increased by $80 million in 2001 compared to 2000. This increase was primarily due to a $45 million gain on the sale of emission allowances and a $40 million insurance settlement for environmental liability coverage (both recorded in 2000 as reductions of expense). The increase also reflects $29 million of additional operating expenses due to the CEMAR acquisition. These increases were offset by $41 million of additional net pension income credited to expense in 2001. The increase in pension income was primarily due to pension investment performance, a higher discount rate and a change in accounting principle that accelerates recognition of gains and losses.

**Amortization of Recoverable Transition Costs**

Amortization of recoverable transition costs decreased by $25 million in 2002 compared to 2001. This decrease was primarily due to $19 million of lower ITC amortization in 2002 as a result of lower billed ITC revenues. Billed ITC revenues were lower as a result of lower ITC rates, reflecting the decrease in interest expense on the transition bonds.

Amortization of recoverable transition costs increased by $24 million in 2001 compared to 2000. This increase was primarily due to the collection of $33 million of CTC revenues related to prior year CTC deferrals of amounts in excess of the Pennsylvania rate cap.

**Maintenance Expenses**

Maintenance expenses increased by $15 million in 2002 compared to 2001. This was primarily due to a $5 million increase in maintenance costs for customers' lighting and power service problems and $4 million in additional costs to restore service to customers during a winter storm.

**Taxes, Other Than Income**

Taxes, other than income, increased by $35 million in 2002 compared with 2001, primarily due to a $42 million increase in gross receipts tax, partially offset by a $12 million decrease in capital stock tax.

The gross receipts tax increase in 2002 was due to an increase in the revenue-neutral reconciliation (RNR) tax component of the effective Pennsylvania gross receipts tax rate in January 2002. The RNR, which adjusts the base gross receipts tax rate of 4.4%, was enacted as part of the Customer Choice Act as a tax revenue replacement component to recoup losses to the Commonwealth of Pennsylvania or return benefits to customers that may result from the restructuring of the electric industry. This increase was partially offset by the settlement of prior years' capital stock tax refund claims and a lower capital stock tax rate in 2002.

Taxes, other than income, decreased by $21 million in 2001 compared with 2000 primarily due to lower gross receipts tax. The gross receipts tax change was primarily the result of the decrease in the RNR tax component effective in January 2001.

Changes in taxes, other than income taxes, do not significantly affect earnings as they are substantially recovered or returned through customer rate revenues.

**Other Charges**

Other charges of $232 million in 2002 consisted of the write-down of PPL Global's investment in CEMAR and several smaller impairment charges on other international investments (see Note 9 to the Financial Statements), the write-down of generation assets (see Note 9) and a charge for a workforce reduction program (see Note 21).

Other charges of $486 million in 2001 consisted of the write-down of international energy projects and the cancellation of generation development projects (see Note 9).

**Other Income – Net**

See Note 16 to the Financial Statements for details of other income and deductions.

**Financing Costs**

Interest expense increased by $47 million in 2002 compared with 2001 primarily due to:

- a $24 million charge to cancel the remarketing agreement on the 7.7% Reset Put Securities (see Note 8 to the Financial Statements);
- a $19 million net increase in long-term debt interest related to a full year of interest in 2002 from the issuances in 2001 of $800 million of senior secured bonds by PPL Electric, $500 million of senior unsecured notes by PPL Energy Supply and debt by PPL Global's consolidated subsidiaries, partially offset by bond retirements;
- a $23 million charge due to interest rate hedge contract termination associated with changes in debt issuance plans; and
- a $7 million decrease in capitalized interest; offset by
- a $24 million decrease in short-term debt interest as a portion of the proceeds from the issuance of long-term debt was used to pay down commercial paper.

Interest expense increased by $10 million in 2001 compared with 2000. This increase was the net effect of a $28 million increase in interest on long-term debt, offset by a $19 million decrease in interest on short-term debt. The increase in interest on long-term debt reflects the issuance in 2001 of $800 million of senior secured bonds by PPL Electric, $500 million of senior unsecured notes by PPL Energy Supply and debt by PPL Global's consolidated affiliates. A portion of these proceeds was used to pay down commercial paper balances, which decreased short-term debt interest expense.

Dividends and distributions on preferred securities increased by $6 million in 2002 compared with 2001. This increase was due to:

- a $15 million increase related to a full year of distributions in 2002 on the PEPS Units, which were issued in the second quarter of 2001; offset by
- a $10 million decrease in dividends and distributions due to retirements and redemptions of other preferred securities and preferred stock.

Dividends on preferred securities increased by $26 million in 2001 compared with 2000 due to the issuance of the PEPS Units in the second quarter of 2001.

**Income Taxes**

Income tax expense decreased by $156 million in 2002 compared with 2001. This decrease was due to:

- lower pre-tax domestic book income, resulting in a $75 million reduction in income taxes;
- lower impairment charges on PPL's investment in Brazil resulting in a $30 million decrease in the amount of income tax valuation allowances recorded;
- a $27 million reduction in income taxes due to losses recognized on foreign investments; and
- a $10 million decrease related to additional federal synfuel tax credits recognized.

Income tax expense decreased by $33 million in 2001 compared with 2000. This decrease was primarily due to decreases related to a change in pre-tax domestic book income, resulting in a $63 million reduction in income taxes, and $34 million of additional federal synfuel tax credits recognized. These decreases were offset by $61 million of deferred income tax valuation allowances recorded on PPL's investment in Brazil and the U.K. (see Note 9 to the Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS

**Change in Accounting Principle**

PPL adopted SFAS 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. PPL conducted a transition impairment analysis in the first quarter of 2002 and recorded a transition goodwill impairment charge of $150 million. See Note 18 to the Financial Statements for additional information.

In 2001, PPL changed its method of amortizing unrecognized gains or losses in the annual pension expense or income determined under SFAS 87, "Employers' Accounting for Pensions." This change resulted in a cumulative-effect credit of $10 million. Under the old method, the net unrecognized gain or loss in excess of 10% of the greater of the plan's projected benefit obligation or market-related value of plan assets was amortized on a straight-line basis over the estimated average future service period of plan participants. Under the new method, a second corridor is utilized for the net unrecognized gain or loss in excess of 30% of the plan's projected benefit obligation. The net unrecognized gain or loss outside the second corridor is amortized on a straight-line basis over a period equal to one-half of the average future service period of the plan participants. See Note 12 to the Financial Statements for additional information.

These items are reported as "Cumulative Effect of a Change in Accounting Principle" on the Statement of Income.

During 2002, PPL also adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," and EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." See Note 22 to the Financial Statements for a discussion of the adoption of SFAS 144 and SFAS 145 and see Note 17 for a discussion of the adoption of EITF 02-3.

**New Accounting Standards**

See Note 22 to the Financial Statements for information on new accounting standards.

FINANCIAL CONDITION

**Liquidity**

At December 31, 2002, PPL had $245 million in cash and cash equivalents and $943 million of short-term debt. The $825 million increase in short-term debt from December 31, 2001 to December 31, 2002 resulted primarily from the consolidation of WPD's short-term debt as a result of the acquisition of the controlling interest in WPD and the issuance of PPL Energy Supply commercial paper in the fourth quarter (see Note 8 to the Financial Statements for additional information). PPL plans to refinance $389 million of short-term debt at a WPD entity during the first half of 2003 with a debt offering in the U.K.

PPL believes that its cash and cash equivalents, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken as a whole, provide sufficient resources to fund ongoing operating requirements and estimated future capital expenditures. PPL's operating cash flow and access to the capital markets can be impacted by economic factors outside of its control. In addition, PPL's borrowing costs can be impacted by short-term and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on PPL's performance as measured by certain credit measures such as interest coverage and leverage ratios. In May 2002, Standard & Poor's (S&P) lowered its corporate credit rating on PPL from BBB+ to BBB, lowered the senior unsecured debt rating on PPL Capital Funding from BBB+ to BBB and lowered the rating on the trust preferred securities issued by PPL Capital Funding Trust I as part of the PEPS Units from BBB- to BB+. The BBB corporate credit rating of PPL Energy Supply and the BBB senior secured debt rating of PPL Montana were affirmed. The A-2 short-term credit ratings on PPL Energy Supply and PPL Electric remained unchanged. The outlook on all ratings was stable.

S&P indicated that the rating action was based on the consolidated credit profile of PPL after PPL's strategic initiative designed to confirm the legal separation of PPL Electric from PPL and reflected a weakening in PPL's credit profile due to setbacks faced in international operations. S&P noted that PPL Electric, which has a senior secured debt rating at A-, is structurally insulated from the rest of PPL (see Note 20 for additional information) and that PPL ratings reflect only the amount of dividend distributions expected to be made by PPL Electric to PPL.

In September 2002, S&P revised its outlook on PPL and all of its rated subsidiaries, except PPL Electric, from a stable outlook to a negative outlook. PPL Electric's outlook remains at stable. S&P stated that this action reflects its view of a weakened credit profile that has resulted primarily from declining wholesale electricity prices and also from setbacks in PPL's international operations, particularly in Brazil. As part of its September 2002 review, S&P affirmed its ratings on PPL and PPL Energy Supply following the acquisition of a controlling interest in WPD.

In February 2003, Moody's confirmed the ratings of WPDH Limited and WPD (South Wales) at Baa2 and Baa1, and downgraded WPD LLP from Baa1 to Baa2 and SIUK Capital Trust I from Baa2 to Baa3. The outlook on all ratings was stable. Also in January, S&P completed a review of WPD and affirmed its BBB+ long-term and A-2 short-term corporate credit ratings on WPD Holdings U.K. and related entities, SIUK Limited, WPD (South West) and WPD (South Wales). The outlook remains negative.

PPL expects to access both the capital and commercial paper markets during 2003. PPL cannot provide assurances that any of these funding sources will be available to PPL on acceptable terms.

Cash and cash equivalents are derived from cash from operations, cash from financing activities and cash from investing activities. Net cash from operations in 2002 was $796 million, compared to $891 million in 2001. The $95 million decrease in cash provided by operating activities was primarily due to $152 million of turbine cancellation payments, and an $89 million decrease in dividends from unconsolidated affiliates, partially offset by increases in net income adjusted to a cash basis. As an asset-backed provider of electricity, the stability of PPL's cash from operations as it relates to the supply of electricity is influenced by the market prices of electricity, the cost of fuel used in the production of electricity and the operational availability of generating units, among other factors.

An important element supporting the stability of PPL's cash from operations is its continuing effort to secure long-term commitments from wholesale and retail customers and long-term fuel supply contracts. Two significant long-term wholesale contracts maintained by PPL EnergyPlus are: a full requirements, eight-year agreement to supply PPL Electric with estimated peak demand between 6,700 and 7,000 MW for PPL Electric's PLR load and a five-year contract with NorthWestern for 300 MW of around-the-clock electricity supply and 150 MW of on-peak supply. Over 85% of PPL's projected energy margins in 2003 and about 70% of margins through 2007 are expected to come from these long-term contracts.

In 2002, PPL also entered into multi-year tolling agreements with the Long Island Power Authority for about 159 MW of generation PPL constructed at two Long Island sites. Under these tolling agreements, PPL will convert fuel supplied by the Long Island Power Authority to electricity and will receive payments for use of its facilities. PPL also continues to provide up to 200 MW of supply, for various terms, to large industrial customers in Montana.

PPL EnergyPlus enters into contracts under which it agrees to sell and purchase electricity, natural gas, oil and coal. PPL also enters into contracts designed to lock-in interest rates for future financings or effect changes in PPL's exposure to fixed or floating interest rates. These contracts often provide for cash collateral or other credit enhancement, or reductions or terminations of a portion or the entire contract through cash settlement in the event of a downgrade of PPL or the respective subsidiary's credit ratings or adverse changes in market prices. For example, in addition to limiting its trading ability, if PPL or its respective subsidiary's ratings were lowered to below "investment grade" and energy prices increased by more than 10%, PPL estimates that, based on its December 31, 2002 position, it would have to post collateral of approximately $121 million as compared to $150 million at December 31, 2001. PPL has in place risk management programs that, among other things, are designed to monitor and manage its exposure to volatility of cash flows related to changes in energy prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operational performance of its generating units.

Net cash used in financing activities was $357 million in 2002, compared to net cash provided by financing activities of $267 million in 2001. In 2001, PPL had net issuances of $563 million of debt, preferred securities and equity, compared to net retirements of $70 million in 2002. PPL has $352 million of securities registered for issuance under a "universal" shelf registration statement with the SEC as of January 31, 2003. Additionally, commercial paper programs at PPL Energy Supply and PPL Electric, providing for the issuance of up to $1.1 billion and $400 million, respectively, are maintained to meet short-term cash needs. If the existing credit ratings on these commercial paper programs of each company were lowered, it is unlikely that there would be sufficient investor demand for the commercial paper. In addition, the amount of commercial paper that could be outstanding under either PPL Energy Supply or PPL Electric's program is generally limited to the amount of their respective unused credit lines.

PPL Energy Supply and PPL Electric maintain unsecured credit lines of $1.1 billion and $400 million that are available as backstops for their respective commercial paper programs or for direct borrowings. PPL Energy Supply's and PPL Electric's credit lines are also available to issue up to $800 million and $300 million, respectively, in letters of credit that may be needed for general corporate purposes, including margin requirements resulting from energy contracts. PPL Electric had $15 million of commercial paper outstanding and no borrowings under its credit line at December 31, 2002, as compared to no commercial paper outstanding or borrowings under its credit line at December 31, 2001. PPL Energy Supply had $374 million of commercial paper outstanding and no borrowings outstanding under its credit line at December 31, 2002, as compared to no commercial paper outstanding or borrowings under its credit line at December 31, 2001. At December 31, 2002, the lenders under the credit line had issued $40 million of letters of credit on behalf of PPL Electric and $47 million of letters of credit on behalf of PPL Energy Supply or its subsidiaries and affiliates.

Under its credit lines, PPL Energy Supply must maintain a consolidated debt to capitalization percentage not greater than 65%, and an interest coverage ratio of not less than 2.0 times consolidated earnings before income taxes, depreciation and amortization, in each case as calculated in accordance with the credit lines. At December 31, 2002 and December 31, 2001, PPL Energy Supply's consolidated debt to capitalization percentages, as calculated in accordance with its credit lines, were 35% and 28%. At December 31, 2002 and December 31, 2001, PPL Energy Supply's interest coverage ratios, as calculated in accordance with its credit lines, were 7.4 and 13.9. Under its credit line, PPL Electric must maintain a consolidated debt to capitalization percentage not greater than 70%. At December 31, 2002 and December 31, 2001, PPL Electric's consolidated debt to capitalization percentages, as calculated in accordance with its credit line, were 58% and 57%. At this time, PPL believes that these covenants and other borrowing conditions will not limit access to these funding sources.

In October 2002, WPD (South West)'s 416 million British pounds sterling short-term facilities were replaced by a 250 million British pounds sterling bridge facility and two revolving credit facilities: a one-year 100 million British pounds sterling credit facility and a five-year 150 million British pounds sterling credit facility. At December 31, 2002, WPD (South West) had outstanding borrowings of $389 million under its bridge facility and $55 million under its credit facilities based on year-end currency exchange rates. The bridge facility is expected to be refinanced with long-term bonds in the first half of 2003.

Under its credit lines, WPD (South West) must maintain an interest coverage ratio of not less than 3.0 times consolidated earnings before income taxes, depreciation and amortization, and the regulatory asset base must be 150 million British pounds sterling greater than total gross debt, in each case as calculated in accordance with the credit lines. At December 31, 2002, WPD (South West)'s interest coverage ratio, as calculated in accordance with its credit lines, was 10.3 and its regulatory asset base exceeded its total gross debt by 491 million British pounds sterling. At this time, PPL believes that these covenants and other borrowing conditions will not limit access to these funding sources.

PPL, PPL Energy Supply and their subsidiaries also have available funding sources that are provided through operating leases that are not recorded on the balance sheet. These operating leases provide funds for developing, constructing and operating generation facilities and equipment. Failure to meet the financial and other covenants contained in these operating leases could limit or restrict access to these funds or require early payment of obligations. At this time, PPL and PPL Energy Supply believe that these covenants will not limit access to these funding sources.

Under the operating leases entered into to manufacture and construct the natural gas-fired simple-cycle generation facilities, PPL Energy Supply's subsidiaries act as construction agents for the lessor to manufacture the equipment and for construction of the facilities. Upon commercial operation, PPL Energy Supply subsidiaries will operate the facilities, be responsible for all of the costs associated with the operation and maintenance of the facilities and will make rental payments to the lessor trusts.

In May 2006, under the terms of the $660 million operating lease for University Park and Sundance which terminates in April 2008, one of PPL Energy Supply's subsidiaries is required to deposit in a cash collateral account an amount equal in cash to approximately 83% of all funded asset costs. Also, PPL Energy Supply guarantees the payment obligations under this operating lease. Accordingly, as guarantor, PPL Energy Supply must meet similar covenant tests as those applied to its credit lines. At December 31, 2002 and December 31, 2001, the outstanding lease balance was $657 million and $454 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the terms of the $455 million Lower Mt. Bethel operating lease, which terminates no later than September 30, 2014, the PPL Energy Supply subsidiary lessee could be obligated to make payments equal to up to 100% of the lessor's investment and other obligations associated with the facility if the financing is terminated early as a result of loss, destruction or condemnation of the project, or upon the event of default. In addition, during the lease term, the PPL Energy Supply subsidiary could, subject to certain conditions, purchase the facility from the lessor, offer to assume the outstanding lessor debt associated with the lease or purchase such debt at a premium. Also, PPL Energy Supply guarantees the payment obligations under this operating lease. Accordingly, as guarantor, PPL Energy Supply must meet similar covenant tests as those applied to its credit lines. At December 31, 2002 and December 31, 2001, the outstanding lease balance was $345 million and $116 million.

The PPL Montana Colstrip leases provide two renewal options based on the economic useful life of the generation assets at the end of the 36-year lease term that terminates in 2036. In addition, the lease places certain restriction on PPL Montana's ability to incur additional debt, sell assets and declare dividends. At December 31, 2002 and December 31, 2001, the outstanding debt balance within the lease was $314 million and $334 million.

In addition to the leasing arrangements discussed above, PPL and its subsidiaries lease vehicles, office space, land, buildings, personal computers and other equipment under separate lease arrangements. See Note 10 to the Financial Statements for a further discussion of the operating leases.

At December 31, 2002, the estimated contractual cash obligations of PPL were as follows:

| Contractual Cash Obligations | Total | Less than 1 year | 1–3 years | 4–5 years | After 5 years |
|---|---|---|---|---|---|
| Long-term Debt [a] | $6,252 | $366 | $1,306 | $1,921 | $2,659 |
| Capital Lease Obligations | | | | | |
| Operating Leases [b] | 1,420 | 99 | 266 | 260 | 795 |
| Purchase Obligations [c] | 2,797 | 448 | 877 | 567 | 905 |
| Other Long-term Obligations [d] | 694 | 21 | 12 | 575 | 86 |
| Total Contractual Cash Obligations | $11,163 | $934 | $2,461 | $3,323 | $4,445 |

[a] Includes principal maturities only.

[b] Includes current amounts for operating leases in effect and projected amounts for projects under construction.

[c] The payments reflected herein are subject to change as certain purchase obligations included are estimates based on projected obligated quantities and/or projected pricing under the contracts.

[d] Includes redemptions of preferred securities.

PPL, PPL Energy Supply and PPL Electric provide guarantees for certain affiliate financing arrangements that enable certain transactions. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the affiliates' access to funds under these financing arrangements, require early maturity of such arrangements or limit PPL's ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to the relevant funding sources. At December 31, 2002, the estimated commercial commitments of PPL were as follows:

| | | Amount of Commitment Expiration per Period | | | |
|---|---|---|---|---|---|
| Other Commercial Commitments | Total Amounts Committed | Less than 1 year | 1–3 years | 4–5 years | Over 5 years |
| Lines of Credit | | | | | |
| Standby Letters of Credit | $ 89 | $ 85 | $ 4 | | |
| Draws Under Lines of Credit | 55 | 55 | | | |
| Guarantees | | | | | |
| Debt [a] | 1,028 | 112 | 36 | $550 | $330 |
| Performance | | | | | |
| Standby Repurchase Obligations | | | | | |
| Other Commercial Commitments | | | | | |
| Total Commercial Commitments | $1,172 | $252 | $40 | $550 | $330 |

[a] Includes guarantees on certain operating lease obligations.

The terms governing the securities, guarantees, lease obligations and other commitments issued by PPL and its subsidiaries contain financial and other covenants that require compliance in order to avoid defaults and accelerations of payments. Further, a change in control under certain of these arrangements would constitute a default and could result in early maturity of such arrangements. In addition, certain of these arrangements restrict the ability of PPL's subsidiaries to pay or declare dividends, issue additional debt, sell assets, or take other actions if certain conditions are not met. At this time, PPL believes that it and its subsidiaries will be able to meet these covenant requirements. In order to meet its maturing obligations in future years, PPL expects that it and its subsidiaries will have to continue to access both the bank and capital markets. The long-term debt and similar securities of PPL and its subsidiaries and their maturities are set forth in the table of Contractual Cash Obligations above.

Net cash used in investing activities in 2002 was $1.1 billion, compared to $702 million in 2001. The primary reasons for the $427 million increase in cash used in investing activities was due to the acquisition of the controlling interest in WPD for $211 million, net of cash acquired, and no repayments of loans by non-consolidated affiliated companies in 2002. Capital expenditures have historically been for acquisitions and to support both existing and construction of new generation, transmission and distribution facilities. PPL's capital investment needs are currently expected to decrease significantly in 2003 due to the substantial completion of its generation construction program. The majority of PPL's 2003 capital requirements will be funded from cash and cash equivalents on hand at December 31, 2002, cash from operations in 2003 and lease commitments previously funded. Any additional capital requirements will be obtained either in the capital or commercial paper markets. (See "Capital Expenditure Requirements" for additional information.)

SUBSEQUENT MATTERS

In February 2003, on behalf of PPL Electric, the Lehigh County Industrial Development Authority (LCIDA) issued $90 million aggregate principal amount of 3.125% Pollution Control Revenue Refunding Bonds due 2008. These tax-exempt bonds were issued to refund the outstanding $90 million aggregate principal amount of the 6.40% Pollution Control Revenue Refunding Bonds issued by the LCIDA on PPL Electric's behalf in 1992. The bonds are insured by a financial guaranty insurance policy issued by Ambac Assurance Corporation and have the highest investment grade ratings, Aaa by Moody's and AAA by Standard & Poor's. In connection with the issuance of the bonds, PPL Electric issued to the LCIDA a promissory note with principal, interest and prepayment provisions corresponding to the bonds. In addition, PPL Electric issued a like amount of Senior Secured Bonds under the 2001 Senior Secured Bond Indenture to secure its obligations under the promissory note.

In February 2003, PPL announced an increase to its quarterly common stock dividend, payable April 1, 2003, from 36 cents per share to 38.5 cents per share (equivalent to $1.54 per annum). Future dividends, declared at the discretion of the Board of Directors, will be dependent upon future earnings, financial requirements and other factors.

**Risk Management – Energy Marketing & Trading and Other**

MARKET RISK

*Background*

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- commodity price risk for energy and energy-related products associated with the sale of electricity from generating assets, the purchase of fuel for the generating assets, and energy trading activities;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning fund;
- foreign currency exchange rate risk associated with investments in affiliates in Latin America and Europe, as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning fund.

PPL has a comprehensive risk management policy approved by the Board of Directors to manage the market risk described above and counterparty credit risk. (Credit risk is discussed below.) The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to monitor compliance with risk policies and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations and other risk measurement metrics. In addition, efforts are on-going to develop systems to improve the timeliness, quality and breadth of market and credit risk information.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions, due to reliance on model assumptions. Actual future results may differ materially from those presented. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses.

*Contract Valuation*

PPL utilizes forwards contracts, futures contracts, options, swaps and tolling agreements as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by price, interest rate and foreign currency volatility. When available, quoted market prices are used to determine the fair value of a commodity or financial instrument. This may include exchange prices, the average mid-point bid/ask spreads obtained from brokers, or an independent valuation by an external source, such as a bank. However, market prices for energy or energy-related contracts may not be readily determinable because of market illiquidity. If no active trading market exists, contracts are valued using internally developed models. If the contracts are not accounted for under the accrual method of accounting, the valuations are reviewed by an independent, internal group. Although PPL believes that its valuation methods are reasonable, changes in the underlying assumptions could result in significantly different values and realization in future periods.

To record derivatives at their fair value, PPL discounts the forward values using LIBOR. Additionally, PPL reduces derivative assets' carrying value to recognize differences in counterparty credit quality and potential illiquidity in the market:

- The credit adjustment takes into account the bond ratings (and the implied default rates) of the counterparties that have an out-of-the-money position with PPL. The more counterparties that have, for example, a BBB rating instead of an A rating, the larger the adjustment.
- The liquidity adjustment takes into account the fact that it may not be appropriate to value contracts at the midpoint of the bid/ask spread. PPL might have to accept the "bid" price if PPL wanted to close an open sales position or PPL might have to accept the "ask" price if PPL wanted to close an open purchase position.

*Accounting and Reporting*

PPL follows the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and interpreted by DIG issues (together, "SFAS 133") and EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," to account for contracts entered into to manage market risk. SFAS 133 requires that all derivative instruments be recorded at fair value on the balance sheet as an asset or liability (unless they meet SFAS 133's criteria for exclusion) and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PPL's short-term derivative contracts are recorded as "Price risk management assets" and "Price risk management liabilities" on the Balance Sheet. Long-term derivative contracts are included in "Regulatory and Other Noncurrent Assets – Other" and "Deferred Credits and Other Noncurrent Liabilities – Other."

PPL adopted the final provisions of EITF 02-3 during the fourth quarter of 2002. As such, PPL now reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities," are reflected in the financial statements using the accrual method of accounting. Under the accrual method of accounting, unrealized gains and losses are not reflected in the financial statements. Prior periods have been reclassified. PPL did not need to record a cumulative effect of this change in accounting principle, because all non-derivative energy-related trading contracts had been shown in the financial statements at their amortized cost. This reflected modeling reserves that incorporated the lack of independence in valuing contracts for which there were no external market prices.

*Accounting Designation*

Energy contracts that do not qualify as derivatives receive accrual accounting. For energy contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation. These designations are verified by PPL's risk control group on a daily basis. The following is a summary of the guidelines that have been provided to the traders who are responsible for contract designation for derivative energy contracts:

- Any wholesale and retail contracts to sell electricity that are expected to be delivered from PPL's generation are considered "normal." These transactions are not recorded in the financial statements and have no earnings impact until delivery. Most wholesale electricity sales contracts in the eastern and western U.S. markets receive "normal" treatment. The methodology utilized in determining the amount of sales that can be delivered from PPL's generation has been reviewed by the RMC. This calculation predicts the probability that generating units will run based on current market prices, expected price volatilities and dispatch rates, as well as planned and forced outage rates by plant by month. See discussion below about the assumptions used to calculate how much energy is expected from, or required for, generation assets.
- "Trading around the assets" means that PPL EnergyPlus matches a contract to sell electricity, previously to be delivered from PPL's generation, with a physical or financial contract to purchase electricity. These contracts can qualify for fair value hedge treatment. When the contracts' terms are identical, there is no earnings impact until delivery. The realized revenues and expenses associated with these contracts are currently recorded gross on the Statement of Income. EITF 02-L, "Reporting Gains and Losses on Derivative Instruments That are Subject to FASB Statement No. 133 and Not Held for Trading Purposes," may, in the future, require that hedges that result in physical delivery be recorded on a net basis.
- Physical electricity purchases needed to meet obligations due to a change in the physical load or generation forecasts are considered "normal."
- Physical electricity purchases that increase PPL's long position and any energy sale or purchase considered a "market call" are speculative, with unrealized gains or losses recorded immediately through earnings.
- Financial electricity transactions, which can be settled in cash, cannot be considered "normal" because they do not require physical delivery. These transactions receive cash flow hedge treatment if they lock in the price PPL will receive or pay for energy expected to be generated or purchased in the spot market. Any unrealized gains or losses on transactions that receive cash flow hedge treatment are recorded in other comprehensive income.
- Physical and financial transactions for gas and oil to meet fuel and retail requirements can receive cash flow hedge treatment if they lock in the price PPL will pay in the spot market. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income.
- Option contracts that do not meet the requirements of DIG Issue C15, "Scope Exceptions: Interpreting the Normal Purchases and Normal Sales Exception as an Election," do not receive hedge accounting treatment and are marked to market through earnings.

In addition to energy-related transactions, PPL enters into financial interest rate and foreign currency swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. PPL also enters into foreign currency swap contracts to hedge the fair value of firm commitments denominated in foreign currency and net investments in foreign operations. As with energy transactions, the circumstances and intent existing at the time of the transaction determine a contract's accounting designation, which is subsequently verified by PPL's risk control group on a daily basis. The following is a summary of certain guidelines that have been provided to the treasury department, which is responsible for contract designation:

- Transactions to lock in an interest rate prior to a debt issuance are considered cash flow hedges. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income and are amortized as a component of interest expense over the life of the debt.
- Transactions entered into to hedge fluctuations in the value of existing debt are considered fair value hedges with no earnings impact until the debt is terminated because the hedged debt is also marked to market.
- Transactions which do not qualify for hedge accounting treatment are marked to market through earnings.

*Commodity Price Risk*

Commodity price risk is one of PPL's most significant risks due to the level of investment that PPL maintains in its generation assets, coupled with the volatility of prices for energy and energy-related products. Several factors influence price levels and volatilities. These factors include, but are not limited to, seasonal changes in demand, weather conditions, available generating assets within regions, transportation availability and reliability within and between regions, market liquidity, and the nature and extent of current and potential federal and state regulations. To hedge the impact of market price fluctuations on PPL's energy-related assets, liabilities and other contractual arrangements, PPL EnergyPlus sells and purchases physical energy at the wholesale level under FERC market-based tariffs throughout the U.S. and enters into financial exchange-traded and over-the-counter contracts. Because of the generating assets PPL owns or controls, the majority of PPL's energy transactions qualify for accrual or hedge accounting.

Within PPL's hedge portfolio, the decision to enter into energy contracts hinges on the expected value of PPL's generation. To address this risk, PPL takes a conservative approach in determining the number of MWhs that are available to be sold forward. In this regard, PPL reduces the maximum potential output that a plant may produce by three factors – planned maintenance, forced outage and economic conditions. The potential output of a plant is first reduced by the amount of unavailable generation due to planned maintenance on a particular unit. Another reduction, representing the unforced outage rate, is the amount of MWhs that historically is not produced by a plant due to such factors as equipment breakage. Finally, the potential output of certain plants (like peaking units) are reduced because their higher cost of production will not allow them to economically run during all hours.

PPL's non-trading portfolio also includes full requirements energy contracts. The obligation to serve these contracts changes minute by minute. PPL analyzes historical on-peak and off-peak usage patterns, as well as spot prices and weather patterns, to determine a monthly level of block electricity that best fits usage patterns in order to minimize earnings volatility. On a forward basis, PPL reserves a block amount of generation for full requirements energy contracts that is expected to be the best match with their anticipated usage patterns and energy peaks. Anticipated usage patterns and peaks are affected by load growth, regional economic drivers and seasonality.

Because of PPL's efforts to hedge the value of the energy from its generation assets, PPL has open contractual positions. If PPL were unable to deliver firm capacity and energy under its agreements, under certain circumstances it would be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmission disruptions, non-performance by counterparties (or their counterparties) with which it has power contracts and other factors could affect PPL's ability to meet its firm capacity or energy obligations, or cause significant increases in the market price of replacement capacity and energy. Although PPL attempts to mitigate these risks, there can be no assurance that it will be able to fully meet its firm obligations, that it will not be required to pay damages for failure to perform, or that it will not experience counterparty non-performance in the future.

As of December 31, 2002, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its non-trading portfolio by approximately $146 million, as compared to an $84 million decrease at December 31, 2001. However, the change in the value of the non-trading portfolio would have been substantially offset by an increase in the value of the underlying commodity, the electricity generated, because these contracts serve to reduce the market risk inherent in the generation of electricity. Additionally, the value of PPL's unsold generation would be improved. Because PPL's electricity portfolio is generally in a net sales position, the adverse movement in prices is usually an increase in prices. Conversely, because PPL's commodity fuels portfolio is generally in a net purchase position, the adverse movement in prices is usually a decrease in prices. If both of these scenarios happened, the implied margins for the unsold generation would increase.

PPL also executes energy contracts to take advantage of market opportunities. As a result, PPL may at times create a net open position in its portfolio that could result in significant losses if prices do not move in the manner or direction anticipated. The margins from these trading activities are shown in the Statement of Income as "Net energy trading margins."

PPL's trading contracts mature at various times through 2006. The following chart sets forth PPL's net fair market value of trading contracts as of December 31, 2002.

| | Gains/(Losses) |
|---|---|
| Fair value of contracts outstanding at the beginning of the year | $ (5) |
| Contracts realized or otherwise settled during the year | 5 |
| Fair value of new contracts at inception | (13) |
| Other changes in fair values | 7 |
| Fair value of contracts outstanding at the end of the year | $ (6) |

During 2002, PPL reversed net losses of approximately $5 million related to contracts entered into prior to January 1, 2002. This amount does not reflect intra-year contracts that were entered into and settled during the period.

The fair value of new contracts at inception is usually zero, because they are entered into at current market prices. However, when PPL enters into an option contract, a premium is paid or received. PPL paid $13 million during 2002 for these option contracts.

"Other changes in fair values," a gain of approximately $7 million, represent changes in the market value of contracts outstanding at the end of 2002.

As of December 31, 2002, the net loss on PPL's trading activities expected to be recognized in earnings during the next three months is approximately $2 million.

The following chart segregates estimated fair values of PPL's trading portfolio at December 31, 2002 based on whether the fair values are determined by quoted market prices or other more subjective means.

| **Fair Value of Contracts at Period-End Gains/(Losses)** | Maturity Less Than 1 year | Maturity 1–3 years | Maturity 4–5 years | Maturity in Excess of 5 years | Total Fair Value |
|---|---|---|---|---|---|
| **Source of Fair Value** | | | | | |
| Prices actively quoted | $ 1 | | | | $ 1 |
| Prices provided by other external sources | 3 | | | | 3 |
| Prices based on models and other valuation methods | (10) | | | | (10) |
| Fair value of contracts outstanding at the end of the period | $ (6) | | | | $ (6) |

The "Prices actively quoted" category includes the fair value of exchange-traded natural gas futures contracts quoted on the New York Mercantile Exchange (NYMEX). The NYMEX has currently quoted prices through February 2009.

The "Prices provided by other external sources" category includes PPL's forward positions and options in natural gas and power and natural gas basis swaps at points for which over-the-counter (OTC) broker quotes are available. The fair value of electricity positions recorded above use the midpoint of the bid/ask spreads obtained through OTC brokers. On average, OTC quotes for forwards and swaps of natural gas and power extend one and two years into the future.

The "Prices based on models and other valuation methods" category includes the value of transactions for which an internally developed price curve was constructed as a result of the long-dated nature of the transaction or the illiquidity of the market point, or the value of options not quoted by an exchange or OTC broker. Additionally, this category includes "strip" transactions whose prices are obtained from external sources and then modeled to monthly prices as appropriate.

As of December 31, 2002, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its trading portfolio by $7 million, compared to an insignificant amount at December 31, 2001.

*Interest Rate Risk*

PPL and its subsidiaries have issued debt to finance their operations. PPL utilizes various financial derivative products to adjust the mix of fixed and floating-rate interest rates in its debt portfolios, adjusting the duration of its debt portfolios and locking in U.S. Treasury rates (and interest rate spreads over treasuries) in anticipation of future financing, when appropriate. Risk limits under the risk management program are designed to balance risk exposure to volatility in interest expense and losses in the fair value of PPL's debt portfolio due to changes in the absolute level of interest rates.

At December 31, 2002, PPL's potential annual exposure to increased interest expense, based on a 10% increase in interest rates, was estimated at $3 million, compared to a $6 million increase at December 31, 2001.

PPL is also exposed to changes in the fair value of its debt portfolio. At December 31, 2002, PPL estimated that its potential exposure to a change in the fair value of its debt portfolio, through a 10% adverse movement in interest rates, was $219 million, compared to $111 million at December 31, 2001.

PPL utilizes various risk management instruments to reduce its exposure to adverse interest rate movements for future anticipated financings. While PPL is exposed to changes in the fair value of these instruments, they are designed such that an economic loss in value should generally be offset by interest rate savings at the time the future anticipated financing is completed. At December 31, 2002, PPL estimated that its potential exposure to a change in the fair value of these instruments, through a 10% adverse movement in interest rates, was approximately $18 million, compared to a $13 million exposure at December 31, 2001.

*Foreign Currency Risk*

PPL is exposed to foreign currency risk, primarily through investments in affiliates in Latin America and Europe. In addition, PPL may make purchases of equipment in currencies other than U.S. dollars.

PPL has adopted a foreign currency risk management program designed to hedge certain foreign currency exposures, including firm commitments, recognized assets or liabilities and net investments.

During the first quarter of 2001, PPL entered into contracts for the forward purchase of 51 million euros to pay for certain equipment in 2002 and 2003. The estimated value of these forward purchases as of December 31, 2002, being the amount PPL would receive to terminate them, was $4 million.

During the second and third quarters of 2002, PPL executed forward sale transactions, maturing in March 2003, for 50 million British pounds sterling to hedge a portion of its net investment in WPDH Limited. The estimated value of these agreements as of December 31, 2002, being the amount PPL would have to pay to terminate them, was $1 million.

*Nuclear Decommissioning Fund – Securities Price Risk*

In connection with certain Nuclear Regulatory Commission requirements, PPL Susquehanna maintains trust funds to fund certain costs of decommissioning the Susquehanna station. As of December 31, 2002, these funds were invested primarily in domestic equity securities and fixed-rate, fixed-income securities and are reflected at fair value on PPL's Balance Sheet. The mix of securities is designed to provide returns to be used to fund Susquehanna's decommissioning and to compensate for inflationary increases in decommissioning costs. However, the equity securities included in the trusts are exposed to price fluctuation in equity markets, and the values of fixed-rate, fixed-income securities are exposed to changes in interest rates. PPL Susquehanna actively monitors the investment performance and periodically reviews asset allocation in accordance with its nuclear decommissioning trust policy statement. At December 31, 2002, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $16 million reduction in the fair value of the trust assets, as compared to a $17 million reduction at December 31, 2001.

PPL Electric's 1998 restructuring settlement agreement provides for the collection of authorized nuclear decommissioning costs through the CTC. Additionally, PPL Electric is permitted to seek recovery from customers of up to 96% of certain increases in these costs. Under the power supply agreements between PPL Electric and PPL EnergyPlus, these revenues are passed on to PPL EnergyPlus. Similarly, these revenues are passed on to PPL Susquehanna under a power supply agreement between PPL EnergyPlus and PPL Susquehanna. These revenues are used to fund the trusts.

CREDIT RISK

Credit risk relates to the risk of loss that PPL would incur as a result of non-performance by counterparties of their contractual obligations. PPL maintains credit policies and procedures with respect to counterparties (including requirements that counterparties maintain certain credit ratings criteria) and requires other assurances in the form of credit support or collateral in certain circumstances in order to limit counterparty credit risk. However, PPL has concentrations of suppliers and customers among electric utilities, natural gas distribution companies and other energy marketing and trading companies. These concentrations of counterparties may impact PPL's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory or other conditions. As discussed above under "Accounting and Reporting," PPL records certain non-performance reserves to reflect the probability that a counterparty with contracts that are out of the money (from the counterparty's standpoint) will default in its performance, in which case PPL would have to sell into a lower-priced market or purchase from a higher-priced market. These reserves are reflected in the fair value of assets recorded in "Price risk management assets" on the Balance Sheet. PPL has also established a reserve with respect to certain sales to the California ISO for which PPL has not yet been paid, as well as a reserve related to PPL's exposure as a result of the Enron bankruptcy, which is reflected in "Accounts receivable" on the Balance Sheet. See Notes 14 and 17 to the Financial Statements.

**Related Party Transactions**

PPL is not aware of any material ownership interests or operating responsibility by senior management of PPL or its subsidiaries in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with PPL.

**Capital Expenditure Requirements**

The schedule below shows PPL's current capital expenditure projections for the years 2003-2007 and actual spending for the year 2002:

| | **Actual** | Projected | | | | |
|---|---|---|---|---|---|---|
| | **2002** | 2003 | 2004 | 2005 | 2006 | 2007 |
| Construction expenditures [(a)] [(b)] | | | | | | |
| Generating facilities [(c)] | $897 | $311 | $175 | $251 | $128 | $142 |
| Transmission and distribution facilities | 333 | 423 | 361 | 357 | 353 | 367 |
| Environmental | 20 | 5 | 5 | 12 | 50 | 96 |
| Other | 89 | 96 | 76 | 70 | 69 | 65 |
| Total Construction Expenditures | 1,339 | 835 | 617 | 690 | 600 | 670 |
| Nuclear fuel | 52 | 54 | 56 | 58 | 60 | 60 |
| Total Capital Expenditures | $1,391 | $889 | $673 | $748 | $660 | $730 |

(a) Construction expenditures include AFUDC and capitalized interest, which are expected to be less than $10 million in each of the years 2003-2007.

(b) This information excludes any equity investments by PPL Global for new projects.

(c) Generating facilities include assets financed through off-balance sheet synthetic leases as follows: 2002, $494 million; 2003, $109 million; and 2004, $7 million. Financing for these facilities is already secured.

PPL's capital expenditure projections for the years 2003-2007 total about $3.7 billion. Capital expenditure plans are revised periodically to reflect changes in conditions.

**Acquisitions and Development**

From time-to-time, PPL and its subsidiaries are involved in negotiations with third parties regarding acquisitions, joint ventures and other arrangements which may or may not result in definitive agreements. See Note 9 to the Financial Statements for information regarding recent acquisitions and development activities.

At December 31, 2002, PPL Global had investments in foreign facilities, including consolidated investments in WPD, Emel, EC and others. See Note 3 to the Financial Statements for information on unconsolidated investments accounted for under the equity method.

At December 31, 2002, PPL had domestic generation projects under development which would provide 690 MW of additional generation.

PPL is continuously reexamining development projects based on market conditions and other factors to determine whether to proceed with these projects, sell them, cancel them, expand them, execute tolling agreements or pursue other opportunities.

**Environmental Matters**

See Note 14 to the Financial Statements for a discussion of environmental matters.

**Competition**

The electric utility industry has experienced, and may continue to experience, an increase in the level of competition in the energy supply market at both the state and federal levels. PPL Electric's PLR supply business will be affected by customers who select alternate suppliers under the Customer Choice Act.

In July 2001, the FERC issued orders calling for the formation of one RTO throughout the Mid-Atlantic region (PJM), New York and New England. In response, PPL Electric is taking the position that a single northeastern RTO is a significant step forward in establishing a reliable and properly functioning wholesale electricity market in the region. PPL Electric strongly supports the most comprehensive amalgamation of the existing and proposed northeast power pools, including the establishment of a single RTO as well as the elimination of marketplace distinctions and control area boundaries. The FERC's northeastern RTO proceeding is continuing.

See Note 14 to the Financial Statements for information on the FERC Notice of Proposed Rulemaking entitled "Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design."

MANAGEMENT'S DISCUSSION AND ANALYSIS

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

PPL's financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to the financial condition or results of operations of PPL, and require estimates or other judgments of matters inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the financial statements. (These accounting policies are also discussed in Note 1 to the Financial Statements.) PPL's senior management has reviewed these critical accounting policies, and the estimates and assumptions regarding them, with its Audit Committee. In addition, PPL's senior management has reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

**1) Price Risk Management**

See "Risk Management – Energy Marketing & Trading and Other" in Financial Condition.

**2) Pension and Other Postretirement Benefits**

PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

- Discount Rate – The discount rate is used in calculating the present value of benefits, which are based on projections of benefit payments to be made in the future.
- Expected Return on Plan Assets – Management projects the future return on plan assets based principally on prior performance. These projected returns reduce the net benefit costs the company will record currently.
- Rate of Compensation Increase – Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.
- Health Care Cost Trend Rate – Management projects the expected increases in the cost of health care.

During 2002, PPL made changes to its assumptions related to the discount rate, the expected return on plan assets, the rate of compensation increase and the health care cost trend rate. Management consults with its actuaries when selecting each of these assumptions.

In selecting discount rates, PPL considers fixed-income security yield rates. At December 31, 2002, PPL decreased the discount rate for its domestic plans from 7.25% to 6.75% as a result of decreased fixed-income security returns. For its international plans, PPL used a discount rate of 5.75% at December 31, 2002.

In selecting an expected return on plan assets, PPL considers past performance and economic forecasts for the types of investments held by the plan. At December 31, 2002, PPL decreased the expected return on plan assets for its domestic pension plans from 9.2% to 9.0% as a result of continued declines in equity and fixed-income security returns. For its international plans, PPL used a weighted average of 8.31% as the expected return on plan assets at December 31, 2002.

In selecting a rate of compensation increase, PPL considers past experience in light of movements in inflation rates. At December 31, 2002, PPL decreased the rate of compensation increase from 4.25% to 4.0% for its domestic plans. For its international plans, PPL used 3.75% as the rate of compensation increase at December 31, 2002.

In selecting health care cost trend rates, PPL considers past performance and forecasts of health care costs. At December 31, 2002, PPL increased its previous health care cost trend rates. The previous rates were 7.0% for 2002, gradually declining to 6% in 2006. The new rates are 12% for 2003, gradually declining to 5.0% for 2010. These changes are based upon continued increases in health care costs.

A variance in the assumptions listed above could have a significant impact on projected benefit obligations, accrued pension and other postretirement benefit liabilities, reported annual net periodic pension and other postretirement benefit cost and other comprehensive income (OCI). The following chart reflects the sensitivities associated with a change in certain assumptions. While the chart below reflects either an increase or decrease in each assumption, PPL and its actuaries expect that the inverse of this change would impact the projected benefit obligation, accrued pension and other postretirement benefit liabilities, reported annual net periodic pension and other postretirement benefit cost and OCI by a similar amount in the opposite direction. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption.

| | | Increase/(Decrease) | | | |
|---|---|---|---|---|---|
| **Actuarial Assumption** | Change in Assumption | Impact on Obligation | Impact on Liabilities [a] | Impact on Cost | Impact on OCI |
| Discount Rate | (0.25)% | $125 | $ 8 | $ 8 | $63 |
| Expected Return on Plan Assets | (0.25)% | N/A | 10 | 10 | |
| Rate of Compensation Increase | 0.25 % | 22 | 4 | 4 | |
| Health Care Cost Trend Rate [b] | 1.0 % | 19 | 2 | 2 | N/A |

[a] Excludes the impact of additional minimum liability.

[b] Only impacts other postretirement benefits.

At December 31, 2002, PPL had recognized accrued pension and other postretirement benefit liabilities totaling $484 million, included in "Deferred Credits and Other Noncurrent Liabilities - Other" on the Balance Sheet. The $484 million liability represented a $289 million increase over the $195 million liability that was recorded at December 31, 2001. The increased liability was primarily due to the liabilities recorded for the WPD pension plans acquired in 2002. PPL's total projected obligation for these benefits was approximately $4.1 billion, which was offset by $3.3 billion of assets held in various trusts. However, these amounts are not fully reflected in the current financial statements due to the deferred recognition criteria.

In 2002, PPL recognized net periodic pension and other postretirement income credited to operating expenses of $61 million. This amount represents a $36 million increase over the credit recognized during 2001. This increase was primarily due to pension income recognized from the WPD pension plans, partially offset by the reduction of pension earnings associated with the remeasurement of the projected benefit obligation and recognition of a decline in asset value for PPL's primary domestic pension plan during 2002.

As a result of the plans' asset return experience and decreases in the assumed discount rate at December 31, 2002, PPL was required to recognize additional minimum pension liabilities totaling $482 million, as prescribed by SFAS 87. Recording these liabilities resulted in a reduction in common equity through charges to OCI, net of taxes and unrecognized prior service costs, of $306 million, with no effect on net income. The charges to OCI will reverse in future periods if the fair value of trust assets exceeds the accumulated benefit obligation.

Refer to Note 12 to the Financial Statements for additional information regarding pension and other postretirement benefits.

**3) Asset Impairment**

PPL and its subsidiaries review long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review, for which impairments have been recorded in 2002 or prior years, include international equity investments, new generation assets, consolidated international energy projects and goodwill.

PPL performs impairment analyses for tangible long-lived assets in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For long-lived assets to be held and used, SFAS 144 requires companies to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. Refer to Note 22 to the Financial Statements for additional information on SFAS 144.

In determining asset impairments, management must make significant judgments and estimates to calculate the fair value of an investment. Fair value is developed through consideration of several valuation methods including comparison to market multiples, comparison of similar recent sales transactions, comparison to replacement cost and discounted cash flow. Discounted cash flow is calculated by estimating future cash flow streams, applying appropriate discount rates to determine the present value of the cash flow streams, and then assessing the probability of the various cash flow scenarios. The impairment is then recorded based on the excess of the carrying value of the investment over fair value. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those identified and recorded in the financial statements.

During 2002, PPL and its subsidiaries evaluated certain international investments and gas-fired generation assets for impairment, as events and circumstances indicated that the carrying value of these investments may not be recoverable. The events that led to these impairment reviews were as follows:

- CEMAR: A prolonged drought that caused electricity rationing, an unfavorable regulatory environment and disruption of Brazil's electricity markets all indicated that the future cash flow stream would be adversely impacted. In addition, CEMAR failed to pay certain of its creditors for obligations when due, and ANEEL denied CEMAR's request for a rate-increase review and denied the request for transfer of PPL's equity interest in CEMAR to Franklin Park Energy.
- New gas-fired generation assets: Current wholesale energy prices have adversely impacted margins for 2002 and could continue to do so beyond 2002. Based upon current energy price levels, there is a risk that PPL may be unable to recover its investment in new gas-fired generation facilities.

PPL recorded an impairment charge of $100 million in 2002, for the remaining value of its investment in CEMAR. PPL had already recorded an impairment charge of $179 million for its investment in CEMAR in 2001. The most significant assumption used in assessing the CEMAR impairment was the estimated future cash flow. Due to the significant financial and political difficulties facing CEMAR and PPL's commitment to exit the business, the determination was made that there was no value remaining in the investment. Based on the circumstances surrounding this investment, PPL does not believe there is any variability in this assumption.

PPL did not record an impairment of its new gas-fired generation assets that were in-service in 2002. For these impairment analyses, the most significant assumption was the estimate of future cash flows. For the impairment analyses of its in-service gas-fired generation assets, PPL estimates future cash flow using information from its corporate business plan adjusted for any recent sales or purchase commitments. Key factors that impact cash flows include projected prices for electricity and gas as well as firm sales and purchase commitments. A 10% change in estimated future cash flow for any of PPL's in-service gas-fired generation assets would not result in an impairment charge.

In November 2002, due to low energy price curves, the absence of a tolling agreement for the site, and delays in obtaining permits, the completion of the Kings Park project became uncertain. Due to this uncertainty and the absence of other viable projects, the costs of the turbines and SCRs that were planned for deployment at Kings Park were determined to not be recoverable from expected undiscounted cash flows. To determine the amount of the impairment, PPL estimated the fair value of the turbines and SCRs based upon replacement costs of similar assets. This resulted in the recognition of a $26 million, after-tax, impairment charge. The most significant assumption related to the asset impairment was the estimate of replacement costs. A 10% change in the estimate of replacement costs would have increased or decreased the impairment charge by $3 million after-tax.

In January 2003, PPL decided to seek a buyer and not proceed with the development of the Kings Park project.

In 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. PPL adopted SFAS 142 on January 1, 2002.

A transition impairment test was completed in the first quarter of 2002. As a result of this impairment test, PPL recognized a goodwill impairment charge of $150 million related to the Latin American reporting unit, which is reported as a "Cumulative Effect of a Change in Accounting Principle" on the Statement of Income. PPL completed its annual goodwill impairment test in the fourth quarter of 2002. This test did not result in an additional impairment. PPL's most significant assumptions surrounding the goodwill impairment relate to the determination of fair value. PPL determined fair value based upon discounted cash flow. A variance in the forecasted cash flow or discount rate could have a significant impact on the amount of the impairment charge recorded. The following chart reflects the sensitivities associated with a change in these assumptions. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption.

| | Increase / (Decrease) | | |
|---|---|---|---|
| | Change in Assumption | Impact on Transition Impairment | Impact on Annual Impairment |
| Forecasted Cash Flow | 10/(10)% | $(48)/48 | $0/15 |
| Discount Rate | 1/(1)% | $33/(36) | No Impact |

**4) Leasing**

PPL applies the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements issued by the FASB and the EITF that provide specific guidance and additional requirements related to accounting for various leasing arrangements. In general, there are two types of leases from a lessee's perspective: operating leases – leases accounted for off-balance sheet and capital leases – leases capitalized on the balance sheet.

In accounting for leases, management makes various assumptions, including the discount rate, the fair market value of the leased assets and the estimated useful life, in determining whether a lease should be classified as operating or capital. Changes in these assumptions could result in the difference between whether a lease is determined to be an operating lease or a capital lease, thus significantly impacting the amounts to be recognized in the financial statements.

In addition to uncertainty inherent in management's assumptions, leasing transactions and the related accounting rules become increasingly complex when they involve: sale/leaseback accounting (leasing transactions where the lessee previously owned the leased assets), synthetic leases (leases that qualify for operating lease treatment for book accounting purposes and financing treatment for tax accounting purposes), lessee involvement in the construction of leased assets and/or special purpose entities (SPEs) (entities created for the specific purpose of owning the property, plant and equipment and incurring the related financing obligation). Current GAAP requires that SPEs be consolidated if several conditions exist, including if the owners of the SPEs have not made an initial substantive residual equity capital investment that is at risk during the entire lease term. The consolidation of an SPE lessor by the lessee has a very similar financial result as a lease that is accounted for as a capital lease, that is, the leased assets and the related financing obligations are recorded on the lessee's balance sheet.

At December 31, 2002, PPL subsidiaries participated in one significant sale/leaseback transaction involving unconsolidated SPEs and two significant synthetic lease transactions involving unconsolidated SPEs. Each of these transactions has been accounted for as an operating lease. In accordance with current GAAP, these SPEs were not consolidated by PPL because the equity owners (entities unrelated to PPL and its subsidiaries) contributed and maintain a minimum of 3% equity interest throughout the life of the SPEs.

*Sale/Leaseback*

In July 2000, PPL Montana sold its interest in the Colstrip generating plant to owner lessors who are leasing the assets back to PPL Montana under four 36-year operating leases. This transaction is accounted for as an operating lease in accordance with current rules related to sale/leaseback arrangements. If for any reason this transaction did not meet the requirements for off-balance sheet operating lease treatment as a sale/leaseback, PPL would have approximately $343 million of additional assets and liabilities recorded on its balance sheet at December 31, 2002 and would have recorded additional expenses currently estimated at $10 million, after-tax, in 2002.

*Synthetic Leases*

In May 2001, a PPL Global subsidiary entered into a lease arrangement, as lessee, for the development, construction and operation of commercial power generation facilities. This arrangement covers the 540 MW gas-powered University Park project near University Park, Illinois, and the 450 MW gas-powered Sundance project near Coolidge, Arizona. In July 2002, these facilities were substantially complete and the initial lease term commenced.

In December 2001, a PPL Global subsidiary entered into a lease arrangement, as lessee, for the development, construction and operation of a 600 MW gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The initial lease term is approximately 10 years, beginning on the date of commercial operation, which is expected to occur in late 2003.

Both of these leases are accounted for as operating leases in accordance with current accounting requirements. If for any reason these transactions did not meet the requirements for off-balance sheet operating lease treatment, PPL would have approximately $1.1 billion of additional assets and liabilities recorded on its balance sheet at December 31, 2002 and would have recorded additional expenses currently estimated at $5 million, after-tax, in 2002.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." FIN 46 clarifies that variable interest entities (VIEs), as defined therein, that do not disperse risks among the parties involved should be consolidated by the entity that is determined to be the primary beneficiary. PPL currently believes that the lessors involved in its leases for the Sundance, University Park and Lower Mt. Bethel generating facilities, discussed above, will be considered VIEs under FIN 46 and that PPL would be the primary beneficiary. PPL is currently evaluating whether these leasing arrangements can be restructured such that they would still qualify as off-balance sheet operating leases under the new rules. If PPL does not restructure these leases, PPL believes that it will be required to consolidate the financial statements of the lessors. The principal impact from such consolidation would be the inclusion of the generating facilities as assets and the lease financing as liabilities in the consolidated balance sheet of PPL. PPL does not currently believe that the lessors in the PPL Montana sale/leaseback will be determined to be VIEs in which PPL will be the primary beneficiary. Therefore, PPL does not expect to consolidate the financial statements of these lessors. PPL must adopt FIN 46 for all of these leases no later than the first interim period beginning after June 15, 2003.

See Note 10 to the Financial Statements for additional information related to operating leases and Note 22 for additional information related to FIN 46.

**5) Loss Accruals**

PPL periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called "contingencies," and PPL's accounting for such events is prescribed by SFAS 5, "Accounting for Contingencies." SFAS 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

For loss contingencies, the loss must be accrued if (1) information is available that indicates it is "probable" that the loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated. FASB defines "probable" as cases in which "the future event or events are likely to occur." SFAS 5 does not permit the accrual of gain contingencies under any circumstances.

The accrual of a loss contingency involves considerable judgment on the part of management. The accounting aspects of loss accruals include: (1) the initial identification and recording of the loss accrual and (2) the determination of a triggering event for reducing a recorded loss accrual and the on-going assessment as to whether a recorded loss accrual is reasonable.

*Initial Identification and Recording of the Loss Accrual*

PPL uses its internal expertise and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

Throughout 2002, PPL assessed potential loss accruals for environmental remediation, litigation claims, regulatory penalties and other events. There were no material events identified for which a loss was probable and for which the loss could be reasonably estimated. Therefore, there were no material loss accruals recorded in 2002 using the SFAS 5 criteria.

However, PPL has identified certain events which could give rise to a loss, but which do not meet the conditions for accrual under SFAS 5. SFAS 5 requires disclosure, but not a recording, of potential losses when it is "reasonably possible" that a loss has been incurred. FASB defines "reasonably possible" as cases in which "the chance of the future event or events occurring is more than remote but less than likely."

See Note 14 to the Financial Statements for disclosure of potential loss accruals, most of which have not met the criteria for accrual under SFAS 5. Such disclosures include, among others, the Montana Power shareholders' litigation, a lawsuit regarding the Colstrip transmission system and any potential adverse outcome related to the PJM Market Monitor report.

*Reducing Recorded Loss Accruals and On-Going Assessment*

When a loss accrual is recorded, PPL identifies the triggering event for subsequently reducing the loss accrual. Also, PPL periodically reviews the loss accrual to assure that the recorded potential loss exposure is reasonable.

The largest contingency currently on PPL's balance sheet is the loss accrual for above-market NUG purchase commitments, being the difference between the above-market contract terms and the fair value of electricity. This loss accrual was originally recorded at $854 million in 1998, when PPL Electric's generation business was deregulated. Under regulatory accounting, PPL Electric recorded the above-market cost of the purchases from NUGs as part of its purchased power costs on an as-incurred basis, since these costs were recovered in regulated rates. When the generation business was deregulated, the loss contingency associated with the commitment to make above-market NUG purchases was recorded. This loss accrual for the above-market portion of NUG purchase commitments was recorded because it was probable that the loss had been incurred and the estimate of future energy prices could be reasonably determined, using the then forward prices of electricity and capacity. This loss accrual was transferred to PPL EnergyPlus in the July 1, 2000 corporate realignment. The above-market loss accrual was $427 million at December 31, 2002.

When the loss accrual related to NUG purchases was recorded in 1998, PPL Electric established the triggering events for when the loss accrual would be reduced. A schedule was established to reduce the liability based on projected purchases over the lives of the NUG contracts. All but one of the NUG contracts expire by 2009, with the last one ending in 2014. PPL EnergyPlus reduces the above-market NUG liability based on the aforementioned schedule. As PPL EnergyPlus reduces the liability for the above-market NUG purchases, it offsets the actual cost of NUG purchases, thereby bringing the net power purchase expense more in line with market prices.

PPL EnergyPlus assessed the remaining $427 million above-market liability at December 31, 2002, comparing the projected electricity purchases under the terms of the NUG contracts, with the purchases assuming projected market prices for the energy. This assessment was based on projected PJM market prices, including capacity, through 2014, as comprehended in the current business plan of PPL EnergyPlus. The assessment also used sensitivities around the market prices, adjusting such prices upwards and downwards by 10%.

The assessment is dependent on the market prices of energy and the estimated output levels of the NUGs. Market prices of energy are dependent on many variables, including growth in electricity demand in PJM, available generation, and changes in regulatory and economic conditions. Accordingly, market price sensitivities were used in the assessment. If estimated market prices were adjusted upwards by 10% in each of the years from 2003 through 2014, the accrual for the above-market NUG purchase commitments would be approximately $401 million. Conversely, if estimated market prices were adjusted downwards by 10% during the remaining term of the NUG contracts, the accrual for the above-market NUG purchase commitments would be approximately $501 million. The recorded above-market liability of $427 million at December 31, 2002 falls within the range calculated in the year-end assessment. As noted above, it is very difficult to estimate future electricity prices, which are dependent on many variables and subject to significant volatility. PPL's management believes that the current recorded NUG above-market liability was fairly stated at December 31, 2002.

## OTHER INFORMATION

PPL's Audit Committee has approved the independent auditor to provide the following services:

- Audit and audit-related services (including services in connection with statutory and regulatory filings, reviews of offering documents and registration statements, employee benefit plan audits and internal control reviews);
- Certain tax consulting and advisory services for projects commenced prior to December 31, 2002; and,
- Other services permitted by the Sarbanes-Oxley Act of 2002 and SEC rules.

## REPORT OF INDEPENDENT ACCOUNTANTS

**To the Board of Directors and Shareowners of PPL Corporation:**

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of preferred stock, of company-obligated mandatorily redeemable securities and of long-term debt and the related consolidated statements of income, of cash flows and of shareowners' common equity and comprehensive income present fairly, in all material respects, the financial position of PPL Corporation and its subsidiaries ("PPL") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of PPL's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, PPL changed its method of accounting for derivative and hedging activities pursuant to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement 133), in 2001. PPL also changed its method of accounting for amortizing unrecognized gains or losses in the annual pension expense/income determined under Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, as discussed in Note 12 to the consolidated financial statements, in 2001. In addition, as discussed in Note 18 to the consolidated financial statements, PPL adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, PA
February 3, 2003

## MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL STATEMENTS

PPL management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all other information in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Management believes that the financial statements are free of material misstatements and present fairly the financial position, results of operations and cash flows of PPL.

PPL management is responsible for establishing and maintaining an effective internal control structure and effective disclosure controls and procedures for financial reporting. PPL maintains a system of internal control that is designed to provide reasonable assurance that PPL assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by a careful selection and training of qualified personnel, specific delegations of authority, a proper division of responsibilities, and utilization of written policies and procedures. An internal audit program monitors the effectiveness of this control system. Management believes that its internal control structure and its disclosure controls and procedures for financial reporting are adequate and effective.

The Audit Committee of the Board of Directors consists entirely of independent directors who are not employees of PPL. The Audit Committee reviews audit plans, internal controls, financial reports and related matters and meets regularly with management as well as the independent accountants and internal auditors. The independent accountants and the internal auditors have free access to the Audit Committee, without management present, to discuss internal accounting control, auditing and financial reporting matters.

PricewaterhouseCoopers LLP, the independent certified public accountants, audited PPL's consolidated financial statements and issued their opinion above.

PPL management also recognizes its responsibility for fostering a strong ethical climate so that it conducts its business affairs according to the highest standards of personal and corporate conduct.

William F. Hecht
*Chairman, President and Chief Executive Officer*

John R. Biggar
*Executive Vice President and Chief Financial Officer*

## CONSOLIDATED STATEMENT OF INCOME

| *(Millions of dollars, except per share data)* *For the years ended December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Operating Revenues** | | | |
| Utility | **$3,676** | $3,034 | $3,672 |
| Unregulated retail electric and gas | **182** | 356 | 279 |
| Wholesale energy marketing | **993** | 989 | 110 |
| Net energy trading margins | **19** | 37 | 47 |
| Energy related businesses | **559** | 661 | 437 |
| Total | **5,429** | 5,077 | 4,545 |
| **Operating Expenses** | | | |
| Operation | | | |
| Fuel | **584** | 602 | 539 |
| Energy purchases | **873** | 873 | 783 |
| Other | **818** | 797 | 717 |
| Amortization of recoverable transition costs | **226** | 251 | 227 |
| Maintenance | **314** | 263 | 265 |
| Depreciation (Note 1) | **367** | 266 | 271 |
| Taxes, other than income (Note 5) | **232** | 155 | 176 |
| Energy related businesses | **543** | 535 | 373 |
| Other charges | | | |
| Write-down of international energy projects (Note 9) | **113** | 336 | |
| Cancellation of generation projects (Note 9) | | 150 | |
| Workforce reduction (Note 21) | **75** | | |
| Write-down of generation assets (Note 9) | **44** | | |
| Total | **4,189** | 4,228 | 3,351 |
| **Operating Income** | **1,240** | 849 | 1,194 |
| Other income – net (Note 16) | **33** | 17 | (7) |
| Interest expense | **560** | 386 | 376 |
| **Income Before Income Taxes and Minority Interest** | **713** | 480 | 811 |
| Income taxes (Note 5) | **210** | 261 | 294 |
| Minority interest (Note 1) | **78** | (2) | 4 |
| **Income Before Extraordinary Item** | **425** | 221 | 513 |
| Extraordinary item (net of income taxes) (Note 1) | | | 11 |
| **Income Before Cumulative Effect of a Change in Accounting Principle** | **425** | 221 | 524 |
| Cumulative effect of a change in accounting principle (net of income taxes) (Notes 12 and 18) | **(150)** | 10 | |
| **Income Before Dividends and Distributions on Preferred Securities** | **275** | 231 | 524 |
| Dividends and distributions – preferred securities | **67** | 52 | 26 |
| **Net income** | **$ 208** | $ 179 | $ 498 |
| **Basic Earnings per Share of Common Stock** (Note 4) | **$ 1.37** | $ 1.23 | $ 3.45 |
| **Diluted Earnings per Share of Common Stock** (Note 4) | **$ 1.36** | $ 1.22 | $ 3.44 |
| **Dividends Declared per Share of Common Stock** | **$ 1.44** | $ 1.06 | $ 1.06 |

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED STATEMENT OF CASH FLOWS

| *(Millions of dollars)* *For the years ended December 31,* | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Cash Flows From Operating Activities** | | | |
| Net income | $ 208 | $ 179 | $ 498 |
| Extraordinary item (net of income taxes) | | | 11 |
| Net income before extraordinary item | 208 | 179 | 487 |
| Adjustments to reconcile net income before extraordinary item to net cash provided by operating activities | | | |
| Depreciation | 289 | 266 | 271 |
| Amortizations – recoverable transition costs and other | 198 | 224 | 188 |
| Charge for cancellation of generation projects | | 150 | |
| Payments to cancel generation projects | (152) | | |
| Dividends received from unconsolidated affiliates | 14 | 103 | 6 |
| Pension income | (42) | (47) | (6) |
| Cumulative effect of change in accounting principle | 150 | (10) | |
| Write-down of international energy projects | 113 | 336 | |
| Write-down of generation assets | 44 | | |
| Dividend and distribution requirements – preferred securities | 60 | 52 | 26 |
| Equity in earnings of unconsolidated affiliates | 9 | (125) | (80) |
| Equity in earnings of WPD prior to acquiring controlling interest in 2002 | (75) | | |
| Deferred income taxes and investment tax credits | 85 | (47) | (59) |
| Workforce reduction – net of cash paid | 67 | | |
| Unrealized (gain) loss on derivative hedging activities | 24 | (16) | |
| Gain on NUG contract termination | (25) | | |
| NUG contract termination payment | (50) | | |
| Change in current assets and current liabilities | | | |
| Accounts receivable | (48) | 35 | (151) |
| Accounts payable | (73) | (101) | 82 |
| Other – net | (6) | (36) | 147 |
| Other operating activities – net | | | |
| Other assets | 3 | (69) | 43 |
| Other liabilities | 3 | (3) | (83) |
| Net cash provided by operating activities | 796 | 891 | 871 |
| **Cash Flows From Investing Activities** | | | |
| Expenditures for property, plant and equipment | (648) | (565) | (460) |
| Proceeds from PPL Montana sale/leaseback | | | 410 |
| Investment in generating assets and electric energy projects | (261) | (312) | (570) |
| Acquisition of controlling interest in WPD, net of cash acquired | (211) | | |
| Net (increase) decrease in notes receivable from affiliates | | 210 | (114) |
| Other investing activities – net | (9) | (35) | (23) |
| Net cash used in investing activities | (1,129) | (702) | (757) |
| **Cash Flows From Financing Activities** | | | |
| Issuance of company-obligated mandatorily redeemable preferred securities | | 575 | |
| Retirement of company-obligated mandatorily redeemable preferred securities | (250) | | |
| Issuance of long-term debt | | 1,529 | 1,000 |
| Retirement of long-term debt | (823) | (616) | (532) |
| Issuance of common stock | 592 | 56 | 35 |
| Payment of common and preferred dividends | (261) | (201) | (177) |
| Termination of nuclear fuel lease | | | (154) |
| Net increase (decrease) in short-term debt | 411 | (981) | 45 |
| Other financing activities – net | (26) | (95) | 16 |
| Net cash provided by (used in) financing activities | (357) | 267 | 233 |
| **Effect of Exchange Rates on Cash and Cash Equivalents** | 2 | (3) | |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (688) | 453 | 347 |
| Cash and cash equivalents at beginning of period | 933 | 480 | 133 |
| Cash and cash equivalents at end of period | $ 245 | $ 933 | $ 480 |
| **Supplemental Disclosures of Cash Flow Information** | | | |
| Cash paid during the period for: | | | |
| Interest (net of amount capitalized) | $ 412 | $ 373 | $ 363 |
| Income taxes | $ 100 | $ 328 | $ 266 |

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED BALANCE SHEET

| (Millions of dollars) At December 31, | 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents (Note 1) | **$ 245** | $ 933 |
| Accounts receivable (less reserve: 2002, $112; 2001, $125) | **633** | 552 |
| Unbilled revenues | **281** | 248 |
| Fuel, materials and supplies – at average cost | **242** | 251 |
| Prepayments | **122** | 33 |
| Deferred income taxes (Note 5) | **99** | 77 |
| Price risk management assets (Notes 1 and 17) | **103** | 123 |
| Other | **135** | 109 |
| | **1,860** | 2,326 |
| **Investments** | | |
| Investment in unconsolidated affiliates – at equity (Notes 1 and 3) | **234** | 586 |
| Investment in unconsolidated affiliates – at cost (Note 1) | **107** | 114 |
| Nuclear plant decommissioning trust fund (Note 6) | **287** | 276 |
| Other | **28** | 23 |
| | **656** | 999 |
| **Property, Plant and Equipment – net** (Note 1) | | |
| Electric plant in service | | |
| Transmission and distribution | **5,603** | 2,566 |
| Generation | **2,679** | 2,464 |
| General | **476** | 310 |
| | **8,758** | 5,340 |
| Construction work in progress | **223** | 181 |
| Nuclear fuel | **129** | 127 |
| Electric plant | **9,110** | 5,648 |
| Gas and oil plant | **204** | 196 |
| Other property | **252** | 103 |
| | **9,566** | 5,947 |
| **Regulatory and Other Noncurrent Assets** (Note 1) | | |
| Recoverable transition costs | **1,946** | 2,172 |
| Goodwill and other intangibles (Note 18) | **663** | 580 |
| Other | **878** | 538 |
| | **3,487** | 3,290 |
| | **$15,569** | $12,562 |

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED BALANCE SHEET

| *(Millions of dollars)* At December 31, | 2002 | 2001 |
|---|---|---|
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Short-term debt (Note 8) | **$ 554** | $ 118 |
| Short-term debt expected to be refinanced (Note 8) | **389** | |
| Long-term debt | **366** | 498 |
| Above market NUG contracts (Note 14) | **75** | 87 |
| Accounts payable | **488** | 565 |
| Taxes | **193** | 138 |
| Interest | **101** | 61 |
| Dividends | **66** | 51 |
| Price risk management liabilities (Notes 1 and 17) | **110** | 106 |
| Other | **294** | 202 |
| | **2,636** | 1,826 |
| **Long-term Debt** | **5,901** | 5,081 |
| **Deferred Credits and Other Noncurrent Liabilities** | | |
| Deferred income taxes and investment tax credits (Note 5) | **2,370** | 1,449 |
| Above market NUG contracts (Note 14) | **352** | 493 |
| Other (Notes 1, 6 and 12) | **1,307** | 911 |
| | **4,029** | 2,853 |
| **Commitments and Contingent Liabilities** (Note 14) | | |
| **Minority Interest** (Note 1) | **36** | 38 |
| **Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures** | **661** | 825 |
| **Preferred Stock** | | |
| With sinking fund requirements | **31** | 31 |
| Without sinking fund requirements | **51** | 51 |
| | **82** | 82 |
| **Shareowners' Common Equity** | | |
| Common stock | **2** | 2 |
| Capital in excess of par value | **2,539** | 1,956 |
| Treasury stock (Note 1) | **(836)** | (836) |
| Earnings reinvested | **1,013** | 1,023 |
| Accumulated other comprehensive loss (Notes 1 and 17) | **(446)** | (251) |
| Capital stock expense and other | **(48)** | (37) |
| | **2,224** | 1,857 |
| | **$15,569** | $12,562 |

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED STATEMENT OF SHAREOWNERS' COMMON EQUITY AND COMPREHENSIVE INCOME

| *(Millions of dollars, except share amounts)* *For the years ended December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Common stock at beginning of year | **$ 2** | $ 2 | $ 2 |
| Common stock at end of year | **2** | 2 | 2 |
| Capital in excess of par value at beginning of year | **1,956** | 1,895 | 1,860 |
| Common stock issued [(a)] | **592** | 56 | 35 |
| Other | **(9)** | 5 | |
| Capital in excess of par value at end of year | **2,539** | 1,956 | 1,895 |
| Treasury stock at beginning of year | **(836)** | (836) | (836) |
| Treasury stock at end of year | **(836)** | (836) | (836) |
| Earnings reinvested at beginning of year | **1,023** | 999 | 654 |
| Net income [(b)] | **208** | 179 | 498 |
| Cash dividends declared on common stock | **(218)** | (155) | (153) |
| Earnings reinvested at end of year | **1,013** | 1,023 | 999 |
| Accumulated other comprehensive loss at beginning of year [(c)] | **(251)** | (36) | (55) |
| Foreign currency translation adjustments [(b)] | **125** | (234) | 15 |
| Unrealized gain (loss) on available-for-sale securities [(b)] | **(3)** | (4) | 3 |
| Minimum pension liability adjustments [(b)(d)] | **(301)** | | 1 |
| Unrealized gain (loss) on qualifying derivatives [(b)] | **(16)** | 23 | |
| Accumulated other comprehensive loss at end of year | **(446)** | (251) | (36) |
| Capital stock expense and other at beginning of year | **(37)** | (12) | (12) |
| Issuance costs and other charges to issue common stock | **(18)** | | |
| Issuance costs and other charges to issue PEPS Units | | (25) | |
| Other | **7** | | |
| Capital stock expense and other at end of year | **(48)** | (37) | (12) |
| Total shareowners' common equity | **$2,224** | $1,857 | $2,012 |
| Common stock shares at beginning of year [(a)] | **146,580** | 145,041 | 143,697 |
| Common stock issued through the ESOP, DRIP, ICP, ICPKE, structured equity program and public offering | **19,156** | 1,539 | 1,344 |
| Common stock shares at end of year | **165,736** | 146,580 | 145,041 |

[(a)] Shares in thousands. $.01 par value, 390 million shares authorized. Each share entitles the holder to one vote on any question presented to any shareowners' meeting.

[(b)] Statement of Comprehensive Income (Note 1):

| | | | |
|---|---|---|---|
| Net income | **$ 208** | $ 179 | $498 |
| Other comprehensive income, (loss): | | | |
| Foreign currency translation adjustments, net of tax (benefit) of $(5), $15, $(6) | **125** | (234) | 15 |
| Unrealized gain (loss) on available-for-sale securities, net of tax (benefit) of $(2), $(3), $2 | **(3)** | (4) | 3 |
| Minimum pension liability adjustments, net of tax (benefit) of $(131) | **(301)** | | 1 |
| Unrealized gain (loss) on qualifying derivatives, net of tax (benefit) of $(10), $12 | **(16)** | 23 | |
| Total other comprehensive income (loss) | **(195)** | (215) | 19 |
| Comprehensive Income (Loss) | **$ 13** | $ (36) | $517 |

[(c)] See Note 1 for disclosure of balances for each component of Accumulated Other Comprehensive Loss.

[(d)] See Note 12 for additional information on the adjustments to the additional minimum pension liability.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED STATEMENT OF PREFERRED STOCK

| *(Millions of dollars)* At December 31, | Outstanding 2002 | Outstanding 2001 | Shares Outstanding 2002 | Shares Authorized |
|---|---|---|---|---|
| **PPL ELECTRIC** [a] | | | | |
| **Preferred Stock – $100 par, cumulative** | | | | |
| 4½% | **$25** | $25 | 247,524 | 629,936 |
| Series | **57** | 57 | 568,665 | 10,000,000 |
| | **$82** | $82 | | |

## DETAILS OF PREFERRED STOCK [b]

| *(Millions of dollars)* | Outstanding 2002 | Outstanding 2001 | Shares Outstanding 2002 | Optional Redemption Price per Share | Sinking Fund Provisions: Shares to be Redeemed Annually | Sinking Fund Provisions: Redemption Period |
|---|---|---|---|---|---|---|
| **With Sinking Fund Requirements** | | | | | | |
| Series Preferred | | | | | | |
| 6.125% | **$17** | $17 | 167,500 | $100.00[c] | [d] | 2003–2005 |
| 6.15% | **10** | 10 | 97,500 | 100.00[c] | 97,500 | April 2003 |
| 6.33% | **4** | 4 | 46,000 | 100.00[c] | 46,000 | July 2003 |
| | **$31** | $31 | | | | |
| **Without Sinking Fund Requirements** | | | | | | |
| 4½% Preferred | **$25** | $25 | 247,524 | $110.00 | | |
| Series Preferred | | | | | | |
| 3.35% | **2** | 2 | 20,605 | 103.50 | | |
| 4.40% | **12** | 12 | 117,676 | 102.00 | | |
| 4.60% | **3** | 3 | 28,614 | 103.00 | | |
| 6.75% | **9** | 9 | 90,770 | Varies[c] | | |
| | **$51** | $51 | | | | |

**Decreases in Preferred Stock**

| | 2002 Shares | 2002 Amount | 2001 Shares | 2001 Amount | 2000 Shares | 2000 Amount |
|---|---|---|---|---|---|---|
| 4½% Preferred | | | (134) | | | |
| Series Preferred | | | | | | |
| 5.95% | | | (10,000) | $ (1) | | |
| 6.125% | | | (148,000) | (14) | | |

Decreases in Preferred Stock normally represent: (i) the redemption of stock pursuant to sinking fund requirements; or (ii) shares redeemed pursuant to optional provisions. There were no issuances or redemptions of preferred stock in 2002 or 2000 through these provisions.

(a) Each share of PPL Electric's preferred stock entitles the holder to one vote on any question presented to PPL Electric's shareowners' meetings. There were also 10 million shares of PPL's preferred stock and 5 million shares of PPL Electric's preference stock authorized; none were outstanding at December 31, 2002 and 2001.

(b) The involuntary liquidation price of the preferred stock is $100 per share. The optional voluntary liquidation price is the optional redemption price per share in effect, except for the 4½% Preferred Stock for which such price is $100 per share (plus in each case any unpaid dividends).

(c) These series of preferred stock are not redeemable prior to 2003: 6.125%, 6.15%, 6.33% and 6.75%.

(d) Shares to be redeemed annually on October 1 as follows: 2003-2004, 57,500; 2005, 52,500.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED STATEMENT OF COMPANY-OBLIGATED MANDATORILY REDEEMABLE SECURITIES

| (Millions of dollars) At December 31, | Outstanding 2002 | Outstanding 2001 | Shares Outstanding 2002 | Shares Authorized | Maturity |
|---|---|---|---|---|---|
| **Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures** | | | | | |
| **$25 per security** | | | | | |
| 8.10% [(a)] | | $150 | | 6,000,000 | July 2027 [(b)] |
| 8.20% [(a)] | | 100 | | 4,000,000 | April 2027 [(b)] |
| 7.75% [(c)] | **$575** | 575 | 23,000,000 | 23,000,000 | May 2006 |
| **$1,000 per security** | | | | | |
| 8.23% [(d)] | **86** | | 82,000 | 82,000 | February 2027 |
| | **$661** | $825 | | | |

(a) PPL Capital Trust and PPL Capital Trust II issued to the public a total of $250 million of preferred securities through two Delaware statutory business trusts holding solely PPL Electric debentures. PPL Electric owned all of the common securities of the subsidiary trusts, representing the remaining undivided beneficial ownership interest in the assets of the trusts. The proceeds derived from the issuance of the preferred securities and the common securities were used by PPL Capital Trust and PPL Capital Trust II to acquire $103 million and $155 million principal amount of PPL Electric Junior Subordinated Deferrable Interest Debentures (Subordinated Debentures). Thus, the preferred securities were supported by a corresponding amount of Subordinated Debentures issued by PPL Electric to the trusts.

(b) The preferred securities were subject to mandatory redemption upon the early redemption of all of the Subordinated Debentures. At the option of PPL Electric, the 8.20% Subordinated Debentures were redeemed in May 2002 and the 8.10% Subordinated Debentures were redeemed in September 2002. The redemption price was $25 per preferred security plus an amount equal to accumulated and unpaid distributions to the date of redemption.

(c) In May 2001, PPL and PPL Capital Funding Trust I, a wholly owned finance subsidiary of PPL, issued $575 million of 7.75% PEPS Units. Each PEPS Unit consists of (i) a contract to purchase shares of PPL common stock on or prior to May 18, 2004 and (ii) a trust preferred security of PPL Capital Funding Trust I with a stated liquidation amount of $25. Each purchase contract requires PPL to make contract adjustment payments of .46% per year, paid quarterly, on the $25 stated amount of the PEPS Unit and requires the holders of the contracts to purchase a number of shares of PPL common stock on or prior to May 18, 2004. The number of shares required to be purchased will depend on the average market price of PPL's common stock prior to the purchase date, subject to certain limitations. The holders' obligations to purchase shares under the purchase contracts may be settled with the proceeds of a remarketing of the preferred securities, which have been pledged to secure these obligations. The distribution rate on each preferred security is 7.29% per year, paid quarterly, until May 18, 2004. The Trust's sole source of funds for distributions are from payments of interest on the 7.29% subordinated notes of PPL Capital Funding, due May 18, 2006, issued to the Trust. The preferred securities are expected to be remarketed in the first half of 2004. Upon a remarketing, the interest rate on the subordinated notes and the distribution rate on the preferred securities will be reset at a rate that will be equal to or greater than 7.29%. PPL has guaranteed the payment of principal and interest on the subordinated notes issued to the trust by PPL Capital Funding. PPL has also fully and unconditionally guaranteed all of the Trust's obligations under the trust preferred securities. See Note 8 for a discussion of dividend restrictions related to PPL's subsidiaries.

(d) SIUK Capital Trust I issued $82 million of 8.23% preferred securities and invested the proceeds in 8.23% subordinated debentures issued by SIUK Limited. Thus, the preferred securities are supported by a corresponding amount of subordinated debentures. SIUK Limited owns all of the common securities of SIUK Capital Trust I. In addition, SIUK Limited has guaranteed all of SIUK Capital Trust I's obligations under the preferred securities. With PPL's acquisition of the controlling interest in WPD in September 2002, these preferred securities were consolidated on the books of PPL at their then fair value of $86 million. See Note 9 for information on the acquisition of a controlling interest in WPD.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## CONSOLIDATED STATEMENT OF LONG-TERM DEBT

| *(Millions of dollars)* *At December 31,* | Outstanding 2002 | 2001 | Maturity [a] |
|---|---|---|---|
| **First Mortgage Bonds** [b] | | | |
| 7¾% | | $ 28 | May 1, 2002 |
| 6⅞% | **$ 19** | 19 | February 1, 2003 |
| 6⅞% | **25** | 25 | March 1, 2004 |
| 6½% | **110** | 110 | April 1, 2005 |
| 6.55% | **146** | 146 | March 1, 2006 |
| 7⅜% | **10** | 10 | 2013-2017 |
| 8½% | [d] | 11 | 2018-2022 |
| 6¾% to 7⅞% | **72** | 72 | 2023-2024 |
| **First Mortgage Pollution Control Bonds** [b] | | | |
| 6.40% Series H | **90** | 90 | November 1, 2021 |
| 5.50% Series I | **53** | 53 | February 15, 2027 |
| 6.40% Series J | **116** | 116 | September 1, 2029 |
| 6.15% Series K | **55** | 55 | August 1, 2029 |
| **Senior Secured Bonds** [b] | | | |
| 5⅞% | **300** | 300 | August 15, 2007 |
| 6¼% | **500** | 500 | August 15, 2009 |
| | **1,496** | 1,535 | |
| **Series 1999-1 Transition Bonds** | | | |
| 6.08% to 7.15% | **1,678** [e] | 1,923 | 2002-2008 |
| Medium-Term Notes – 5.75% to 8.375% [c] | **822** [f] | 1,347 | 2002-2007 |
| Senior Unsecured Notes – 6.40% | **500** | 500 | November 1, 2011 |
| Pollution Control Revenue Bonds – 1.54% | **9** | 9 | June 1, 2027 |
| Unsecured Promissory Notes – 8.70% to 9.64% | **12** [g] | 13 | 2010-2022 |
| Unsecured Bonds – 6.50% to 9.25% | **1,583** [h] | | 2004-2028 |
| Inflation Linked Bonds – 6.20% to 6.40% | **131** | 130 | 2006-2022 |
| Other Long-Term Debt | **21** [i] | 134 | 2002-2012 |
| | **6,252** | 5,591 | |
| Fair Value Swaps | **28** | 3 | |
| Unamortized discount | **(13)** | (15) | |
| | **6,267** | 5,579 | |
| Less amount due within one year | **(366)** | (498) | |
| Total Long-Term Debt | **$5,901** | $5,081 | |

[a] Aggregate long-term debt maturities through 2007 are (millions of dollars): 2003, $366; 2004, $576; 2005, $730; 2006, $852; 2007, $1,069.

[b] The First Mortgage Bonds and the First Mortgage Pollution Control Bonds were issued under, and are secured by, the lien of the 1945 First Mortgage Bond Indenture. The lien of the 1945 First Mortgage Bond Indenture covers substantially all electric transmission and distribution plant owned by PPL Electric. The Senior Secured Bonds were issued under the 2001 Senior Secured Bond Indenture. The Senior Secured Bonds are secured by (i) an equal principal amount of First Mortgage Bonds issued under the 1945 First Mortgage Bond Indenture and (ii) the lien of the 2001 Senior Secured Bond Indenture, which covers substantially all electric transmission and distribution plant owned by PPL Electric and which is junior to the lien of the 1945 First Mortgage Bond Indenture.

[c] PPL fully and unconditionally guarantees the medium-term notes of PPL Capital Funding, a wholly owned finance subsidiary of PPL. See Note 8 for a discussion of dividend restrictions related to PPL's subsidiaries.

[d] In May 2002, PPL Electric redeemed and retired all of its outstanding First Mortgage Bonds, 8-1/2% Series due 2022, at an aggregate par value of $11 million through the maintenance and replacement fund provisions of its 1945 First Mortgage Bond Indenture.

[e] In August 1999, PPL Transition Bond Company issued $2.4 billion of transition bonds to securitize a portion of PPL Electric's stranded costs. The bonds were issued in eight different classes, with expected average lives of 1 to 8.7 years. Bond principal payments of $245 million were made in 2002.

[f] During 2002, PPL Capital Funding retired the following series of medium-term notes: in February 2002, $10 million of 7.75% Series due 2005; in September 2002, $175 million of floating-rate Series B due 2002 and $25 million of 7.75% Series due 2002; in October 2002, $100 million of 7.75% Series due 2005 and $15 million of 8-3/8% Series due 2007; in November 2002, $200 million of 7.7% Reset Put Securities due 2007.

[g] In September 2002, PPL Gas Utilities made a $750,000 principal payment on its 9.64% Notes due 2010.

[h] On September 6, 2002, PPL Global acquired a controlling interest in WPD, which resulted in the consolidation of WPD's assets and liabilities. (See Note 9.)

[i] CEMAR's debt was deconsolidated when PPL relinquished control. (See Note 9.)

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*Dollars in millions, except per share data, unless otherwise noted.*

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business and Consolidation**

PPL is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western U.S. and in the delivery of electricity in Pennsylvania, the U.K. and Latin America. Based in Allentown, Pennsylvania, PPL is the parent of PPL Energy Funding, PPL Electric, PPL Gas Utilities, PPL Services and PPL Capital Funding.

PPL Energy Funding is the parent of PPL Energy Supply, which serves as the holding company for PPL's principal unregulated subsidiaries. PPL Energy Supply was formed in November 2000 to engage in competitive energy businesses. In May 2001, PPL Energy Funding contributed its interests in PPL Generation, PPL EnergyPlus and PPL Global to PPL Energy Supply, after receipt of required regulatory approvals. As a result, PPL Energy Supply is now the parent of PPL Generation, PPL EnergyPlus and PPL Global. PPL Energy Funding is the sole Member of PPL Energy Supply.

PPL Generation owns and operates a portfolio of domestic power generating assets. These power plants are located in Pennsylvania, Montana, Arizona, Illinois, Connecticut, New York and Maine and use well-diversified fuel sources including coal, nuclear, natural gas, oil and hydro. PPL EnergyPlus markets or brokers electricity produced by PPL Generation, along with purchased power, natural gas and oil in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the U.S. PPL Global acquires and develops domestic generation projects that are, in turn, operated by PPL Generation as part of its portfolio of generation assets. PPL Global also acquires and holds international energy projects that are primarily focused on the distribution of electricity.

PPL Electric is the principal regulated subsidiary of PPL. PPL Electric's principal businesses are the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania, and the supply of electricity to retail customers in that territory as a PLR.

PPL consolidates the financial statements of its affiliates when it has control. All significant intercompany transactions have been eliminated. Minority interests in operating results and equity ownership are reflected in the consolidated financial statements.

The consolidated financial statements reflect the accounts of all controlled affiliates on a current basis, with the exception of certain PPL Global investments. It is the policy of PPL Global to consolidate foreign affiliates and record equity in earnings of affiliates on a lag, based on the availability of financial data on a U.S. GAAP basis:

- Earnings from foreign equity method investments are recorded on a three-month lag.
- PPL Global consolidates the results of controlled subsidiaries, WPD, Emel, EC, the Bolivian subsidiaries and other investments, on a one-month lag. The portion of the subsidiaries' earnings owned by outside shareowners is included in "Minority Interest" in the consolidated financial statements.

PPL Global's investments in CGE and CEMAR (effective August 21, 2002) are accounted for using the cost method. Dividends from these investments are recorded as income when received.

**Use of Estimates/Contingencies**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PPL records loss contingencies in accordance with SFAS 5, "Accounting for Contingencies."

**Accounting Records**

The accounting records for PPL Electric and PPL Gas Utilities are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the PUC.

**Cash Equivalents**

All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

**Property, Plant and Equipment**

Property, plant and equipment is recorded at original cost, unless impaired under the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Original cost includes material, labor, contractor costs, construction overheads and financing costs, where applicable. The cost of repairs and minor replacements are charged to expense as incurred. PPL records costs associated with planned major maintenance projects in the period in which the costs are incurred. No costs are accrued in advance of the period in which the work is performed.

When a component of property, plant or equipment is retired that was depreciated under the composite or group method, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit is retired or sold that was depreciated under the composite or group method, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators. See discussion of depreciation methods below.

AFUDC is capitalized as part of the construction costs for regulated projects. Interest is capitalized as part of construction costs for non-regulated projects.

Depreciation is computed over the estimated useful lives of property using various methods including the straight-line, composite and group methods. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: generation, 5-50 years; transmission and distribution, 15-80 years; and general, 3-80 years. PPL periodically reviews and adjusts the depreciable lives of its fixed assets.

Following are the classes of PPL property, plant and equipment, with the associated accumulated depreciation, at December 31:

| | **2002** | 2001 |
|---|---|---|
| Electric plant | | |
| Transmission and distribution | **$ 7,279** | $ 3,973 |
| Generation | **7,407** | 7,144 |
| General | **744** | 481 |
| Construction work in progress | **223** | 180 |
| Nuclear fuel | **129** | 127 |
| Gas and oil | **323** | 304 |
| Other property | **301** | 131 |
| | **16,406** | 12,340 |
| Less: Accumulated depreciation | **6,840** | 6,393 |
| | **$ 9,566** | $ 5,947 |

**Asset Impairment**

Long-lived assets and identifiable intangibles held and used by PPL and its subsidiaries are reviewed for impairment when events or circumstances indicate carrying amounts may not be recoverable. Such reviews were performed in accordance with SFAS 144 in 2002 and SFAS 121 in prior years. SFAS 144 and SFAS 121 required impairment losses to be recognized if the asset's carrying amount was not recoverable from undiscounted future cash flow. The impairment charge is measured by the difference between the asset's carrying amount and fair value. Equity investments are reviewed for impairment in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." APB Opinion No. 18 provides that "a loss in value of an investment which is other than a temporary decline should be recognized." PPL identifies and measures loss in value of equity investments based upon a comparison of fair value to carrying value.

**Project Development Costs**

PPL Global expenses the costs of evaluating potential acquisition and development opportunities as incurred. Acquisition and development costs are capitalized upon approval of the investment by the PPL Global Board of Managers and the Finance Committee of PPL's Board of Directors or, if later, the achievement of sufficient project milestones such that the economic viability of the project is reasonably assured. The level of assurance needed for capitalization of such costs requires that all major uncertainties be resolved and that there be a high probability that the project will proceed as planned, or that such costs will be recoverable through long-term operations, a financing or a sale.

The continued capitalization of project development and acquisition costs is subject to on-going risks related to successful completion. In the event that PPL Global determines that a particular project is no longer viable, previously capitalized costs are charged to expense in the period that such determination is made.

**Regulation**

Historically, PPL Electric accounted for its regulated operations, which included transmission, distribution and generation, in accordance with the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which requires rate-regulated entities to reflect the effects of regulatory decisions in their financial statements. PPL Electric discontinued application of SFAS 71 for the generation portion of its business, effective June 30, 1998. In connection with the corporate realignment, effective July 1, 2000, PPL Electric's generating and certain other related assets, along with associated liabilities, were transferred to new unregulated subsidiaries of PPL Generation. PPL Electric's remaining regulated business and PPL Gas Utilities continue to be subject to SFAS 71.

The following regulatory assets were included in the "Regulatory and Other Noncurrent Assets" section of the Balance Sheet at December 31:

| | **2002** | 2001 |
|---|---|---|
| Recoverable transition costs | **$1,946** | $2,172 |
| Taxes recoverable | | |
| through future rates | **260** | 253 |
| Other | **13** | 11 |
| | **$2,219** | $2,436 |

Based on the PUC Final Order, PPL Electric was amortizing its competitive transition (or stranded) costs over an 11-year transition period effective January 1, 1999. In August 1999, competitive transition costs of $2.4 billion were converted to intangible transition costs when they were securitized by the issuance of transition bonds. The intangible transition costs are being amortized over the life of the transition bonds, August 1999 through December 2008, in accordance with an amortization schedule filed with the PUC. The assets of PPL Transition Bond Company, including the intangible transition property, are not available to creditors of PPL or PPL Electric. The transition bonds are obligations of PPL Transition Bond Company and are non-recourse to PPL and PPL Electric. The remaining competitive transition costs are also being amortized based on an amortization schedule previously filed with the PUC, adjusted for those competitive transition costs that were converted to intangible transition costs. As a result of the conversion of a significant portion of the competitive transition costs into intangible transition costs, amortization of substantially all of the remaining competitive transition costs will occur in 2009.

Certain PPL Global affiliates continue to be subject to SFAS 71. Although subject to price-cap regulation (as described in Note 14), WPD is not subject to SFAS 71.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Accounting for Derivatives and Other Contracts Held for Trading Purposes**
PPL subsidiaries enter into energy and energy-related contracts. PPL and subsidiaries also enter into interest rate derivative contracts to hedge their exposure to changes in the fair value of their debt instruments and to hedge their exposure to variability in expected cash flows associated with existing debt instruments or forecasted transactions. PPL also enters into foreign currency derivative contracts to hedge foreign currency exposures, including firm commitments, recognized assets or liabilities, forecasted transactions or net investments.

As of January 1, 2001, contracts that meet the definition of a derivative are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Certain energy contracts have been excluded from SFAS 133's requirements because they meet the definition of a "normal sale or purchase" under DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." These contracts are reflected in the financial statements using the accrual method of accounting. See Note 17 for additional information on SFAS 133.

Under SFAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is executed, PPL designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign currency fair value or cash flow hedge ("foreign currency" hedge), a hedge of a net investment in a foreign operation or a trading derivative. Changes in the fair value of a derivative that is highly effective as, and is designated and qualifies as, a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as, and is designated as and qualifies as, a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows being hedged. Changes in the fair value of derivatives that are designated as and qualify as foreign currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative foreign currency translation adjustments account within equity. Changes in the fair value of derivatives that are not designated as hedging instruments are reported in current-period earnings.

Unrealized gains and losses from changes in market prices of energy contracts accounted for as fair value hedges are reflected in "Energy purchases" on the Statement of Income, as are changes in the underlying positions. Gains and losses from changes in market prices of energy contracts accounted for as cash flow hedges, when recognized on the Statement of Income, are reflected in "Wholesale energy marketing" revenues or "Energy purchases," consistent with the hedged item. Gains and losses from changes in the market price of interest rate derivative contracts, when recognized on the Statement of Income, are accounted for in "Interest Expense."

PPL has adopted the accounting requirements under EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." As such, PPL now reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Prior periods have been restated.

Gains or losses on interest rate derivative contracts that settled prior to the adoption of SFAS 133 were deferred and are being recognized over the life of the debt. Market gains and losses on foreign currency derivative contracts that settled prior to the adoption of SFAS 133 were recognized in accordance with SFAS 52, "Foreign Currency Translation," and are included in "Foreign currency translation adjustments," a component of accumulated other comprehensive income (loss).

**Revenue Recognition**
Operating revenues, except for energy related businesses, are recorded based on deliveries through the end of the calendar month. Unbilled retail revenues result because customers' meters are read and bills are rendered throughout the month, rather than all being read at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh by the estimated average cents per kWh.

"Energy related businesses" revenue includes revenues from PPL Global and the mechanical contracting and engineering subsidiaries. PPL Global's revenue reflects its proportionate share of affiliate earnings under the equity method of accounting, as described in the "Business and Consolidation" section of Note 1, and dividends received from its investments are accounted for using the cost method. The mechanical contracting and engineering subsidiaries record profits from construction contracts on the percentage-of-completion method of accounting. Income from time and material contracts is recognized currently as the work is performed. Costs include all direct material and labor costs and job-related overhead. Provisions for estimated loss on uncompleted contracts, if any, are made in the period in which such losses are determined.

WPD revenues are stated net of value added tax.

**Utility Revenue**
The Statement of Income "Utility" line item contains revenues from domestic and international rate-regulated delivery operations, including WPD. These revenues were previously reported as "Retail electric and gas" and "Wholesale energy marketing and trading" by PPL.

**Income Taxes**

The income tax provision for PPL is calculated in accordance with SFAS 109, "Accounting for Income Taxes."

PPL and its domestic subsidiaries file a consolidated U.S. federal income tax return.

The provision for PPL Electric's deferred income taxes for regulated assets is based upon the ratemaking principles reflected in rates established by the PUC and the FERC. The difference in the provision for deferred income taxes for regulated assets and the amount that otherwise would be recorded under U.S. GAAP is deferred and included in taxes recoverable through future rates in "Regulatory and Other Non-Current Assets – Other" on the Balance Sheet. See Note 5 for additional information.

PPL Electric deferred investment tax credits when they were utilized and is amortizing the deferrals over the average lives of the related assets.

**Leases**

PPL and its subsidiaries apply the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements that provide specific guidance and additional requirements related to accounting for leases.

See Note 10 for a discussion of accounting for leases under which PPL subsidiaries are lessees.

In August 2002, PPL began commercial operation of its 79.9 MW oil powered station in Shoreham, New York. The Long Island Power Authority has contracted to purchase all of the plant's capacity and ancillary services as part of a 15-year power purchase agreement with PPL EnergyPlus. The capacity payments in the power purchase agreement result in the plant being classified as a direct financing lease, under which PPL EnergyPlus is the lessor. SFAS 13, "Accounting for Leases," required PPL Energy Supply to remove the plant assets from the balance sheet, and replace them with a receivable for the gross capacity payments and unearned income for the expected lease revenues. As of December 31, 2002, PPL had a receivable balance of $260 million (included in "Current Assets – Other" and "Regulatory and Other Noncurrent Assets – Other" and an unearned revenue balance of $152 million (included in "Deferred Credits and Other Noncurrent Liabilities – Other"). Rental income received through this direct-financing lease during 2002 was $5 million, and total future minimum lease payments expected to be received are estimated at $12 million for each of the years from 2003 through 2007.

**Stock-Based Compensation**

PPL grants stock options, restricted stock and stock units to employees and directors under several stock-based compensation plans, as detailed in Note 11. SFAS 123, "Accounting for Stock-Based Compensation," encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." As of December 31, 2002, PPL and its subsidiaries accounted for stock-based compensation in accordance with APB Opinion No. 25. PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation effective January 1, 2003 using the prospective method of transition permitted by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." See Note 22 for further discussion of SFAS 148 and this adoption. Use of the fair value method under SFAS 123 requires the recognition of compensation expense for stock options issued by PPL which APB Opinion No. 25 did not require. As currently structured, awards of restricted stock and stock units will result in the same amount of compensation expense under the fair value method of SFAS 123 as they did under the intrinsic value method of APB Opinion No. 25.

The following table illustrates the effect on net income and EPS if the fair value method had been used to account for stock-based compensation in the years shown:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Income** | | | |
| Net Income – as reported | **$ 208** | $ 179 | $ 498 |
| Add: Stock-based employee compensation expense included in reported net income, net of tax | **3** | 3 | 3 |
| Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of tax | **8** | 6 | 4 |
| Pro forma net income | **$ 203** | $ 176 | $ 497 |
| **EPS** | | | |
| Basic – as reported | **$1.37** | $1.23 | $3.45 |
| Basic – pro forma | **$1.34** | $1.21 | $3.44 |
| Diluted – as reported | **$1.36** | $1.22 | $3.44 |
| Diluted – pro forma | **$1.33** | $1.20 | $3.43 |

**Pension and Other Postretirement Benefits**

See Note 12 for a discussion of accounting for pension and other postretirement benefits.

**Comprehensive Income**

Comprehensive income consists of net income and other comprehensive income, defined as changes in common equity from transactions not related to shareowners. Other comprehensive income consists of unrealized gains or losses on available-for-sale securities and qualifying derivatives, the excess of additional pension liability over unamortized prior service costs, and foreign currency translation adjustments recorded by PPL Global. Comprehensive income is reflected on the Statement of Shareowners' Common Equity and Comprehensive Income, and "Accumulated other comprehensive loss" is presented on the Balance Sheet.

The accumulated other comprehensive loss of PPL consisted of the following at December 31:

| | **2002** | 2001 |
|---|---|---|
| Foreign currency translation adjustments | **$(143)** | $(268) |
| Unrealized losses on available-for-sale securities | **(4)** | (1) |
| Minimum pension liability | **(306)** | (5) |
| Unrealized gains on qualifying derivatives | **7** | 23 |
| | **$(446)** | $(251) |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Treasury Stock**

Treasury shares are reflected on the balance sheet as an offset to common equity under the cost method of accounting. Management has no definitive plans for the future use of these shares. Treasury shares are not considered outstanding in calculating EPS.

**Foreign Currency Translation and Transactions**

Assets and liabilities of international operations, where the local currency is the functional currency, are translated at year-end exchange rates, and related revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments resulting from translation are recorded in accumulated other comprehensive income.

Gains or losses relating to foreign currency transactions are recognized currently in income. The aggregate transaction gain (loss) was $(9) million and $8 million in 2002 and 2001, and was not significant in 2000.

**Independent System Operator**

Certain PPL subsidiaries participate in PJM in several roles. Certain PPL subsidiaries also participate in the New England Power Pool (NEPOOL) and the New York ISO (NYISO) in a less significant way. In PJM, PPL EnergyPlus is a marketer, a load-serving entity to its customer-choice customers and a seller for PPL's Pennsylvania generation subsidiaries. PPL Electric is a transmission owner and provider of last resort load in PJM. In NEPOOL, PPL EnergyPlus is a marketer and a seller for PPL's New England generating assets. In the NYISO, PPL EnergyPlus acts as a marketer. PPL Electric does not participate in NEPOOL or NYISO.

A function of interchange accounting is to match participants' MWh entitlements (generation plus scheduled bilateral purchases) against their MWh obligations (load plus scheduled bilateral sales) during every hour of every day. If the net result during any given hour is an entitlement, the participant is credited with a spot market sale to the ISO at the respective market price for that hour; if the net result is an obligation, the participant is charged with a spot market purchase from the ISO at the respective market price for that hour. ISO purchases and sales are not allocated to individual customers.

PPL records the hourly net sales and purchases in its financial statements as sales to and purchases from the respective ISOs, in accordance with the FERC and industry accounting.

**Extraordinary Item**

In December 2000, PPL Electric recorded an $11 million extraordinary credit relating to wholesale power activity.

**Reclassifications**

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the current presentation.

**New Accounting Standards**

See Note 22 for a discussion of new accounting standards.

## 2. SEGMENT AND RELATED INFORMATION

PPL's reportable segments are Supply, Delivery and International. The Supply segment primarily consists of the domestic energy marketing, domestic generation and domestic development operations of PPL Energy Supply. The Delivery segment includes the regulated electric and gas delivery operations of PPL Electric and PPL Gas Utilities. The International segment includes PPL Global's responsibility for the acquisition and holding of international energy projects. The majority of PPL Global's international investments are located in the U.K., Chile, El Salvador and Bolivia.

Segments include direct charges, as well as an allocation of indirect corporate costs, for services provided by PPL Services. These service costs include functions such as financial, legal, human resources and information services.

Previously reported information has been reclassified to conform to the current presentation. Financial data for the segments are as follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Income Statement Data** | | | |
| Revenues from external customers | | | |
| Supply | **$1,640** | $1,630 | $1,677 |
| Delivery | **2,706** | 2,867 | 2,413 |
| International [a] | **1,083** | 580 | 455 |
| | **5,429** | 5,077 | 4,545 |
| Equity in earnings of unconsolidated affiliates | | | |
| Supply | **(12)** | 12 | 2 |
| International [a] | **3** | 113 | 78 |
| | **(9)** | 125 | 80 |
| Depreciation | | | |
| Supply | **129** | 126 | 137 |
| Delivery | **100** | 96 | 104 |
| International [a] | **138** | 44 | 30 |
| | **367** | 266 | 271 |
| Amortizations – recoverable transition costs, nuclear fuel and other | | | |
| Supply | **(38)** | (35) | (48) |
| Delivery | **236** | 259 | 236 |
| | **198** | 224 | 188 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Interest income | | | |
| Supply | **(5)** | 3 | (28) |
| Delivery | **20** | 10 | 27 |
| International (a) | **13** | 2 | 14 |
| | **28** | 15 | 13 |
| Interest expense | | | |
| Supply | **106** | 58 | 109 |
| Delivery | **214** | 233 | 230 |
| International (a) | **240** | 95 | 37 |
| | **560** | 386 | 376 |
| Income taxes | | | |
| Supply | **119** | 153 | 221 |
| Delivery | **24** | 71 | 59 |
| International (a) | **67** | 37 | 14 |
| | **210** | 261 | 294 |
| Extraordinary item | | | |
| Delivery | | | 11 |
| | | | 11 |
| Net Income | | | |
| Supply | **356** | 368 | 325 |
| Delivery | **48** | 126 | 113 |
| International (b) | **(196)** | (315) | 60 |
| | **$ 208** | $ 179 | $ 498 |
| **Cash Flow Data** | | | |
| Expenditures for property, plant and equipment | | | |
| Supply | **$ 299** | $ 290 | $ 278 |
| Delivery | **236** | 149 | 148 |
| International | **113** | 126 | 34 |
| | **648** | 565 | 460 |
| Investment in generating assets and electric energy projects | | | |
| Supply | **261** | 176 | 97 |
| International (c) | **211** | 136 | 473 |
| | **$ 472** | $ 312 | $570 |

| *As of December 31,* | 2002 | 2001 |
|---|---|---|
| **Balance Sheet Data** | | |
| Net investment in unconsolidated affiliates – at equity | | |
| Supply | **$ 198** | $ 211 |
| International (d) | **36** | 375 |
| | **234** | 586 |
| Total assets | | |
| Supply | **4,930** | 4,716 |
| Delivery | **5,867** | 6,097 |
| International (d) | **4,772** | 1,749 |
| | **$15,569** | $12,562 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Geographic Data** | | | |
| Revenues from external customers | | | |
| Domestic | **$4,346** | $4,497 | $4,090 |
| Foreign (a) | **1,083** | 580 | 455 |
| | **$5,429** | $5,077 | $4,545 |

| *As of December 31,* | 2002 | 2001 |
|---|---|---|
| Property, plant and equipment | | |
| Domestic | **$5,797** | $5,367 |
| Foreign (d) | **3,769** | 580 |
| | **$9,566** | $5,947 |

(a) The period ended December 31, 2002 contains the results of WPD. See Note 9 for additional information on the acquisition of a controlling interest in WPD.

(b) The International segment includes the "Cumulative Effect of a Change in Accounting Principle" recorded in March 2002. See Note 18 for additional information. The International segment also includes the write-downs of the CEMAR investment described in Note 9.

(c) The 2002 amount represents the acquisition of the controlling interest in WPD.

(d) The December 31, 2002 balance sheet includes the consolidation of the accounts of WPD. See Note 9 for additional information on the acquisition of WPD.

## 3. INVESTMENT IN UNCONSOLIDATED AFFILIATES – AT EQUITY

Investments in unconsolidated affiliates accounted for under the equity method were $234 million and $586 million at December 31, 2002 and 2001. The balance at December 31, 2001 included PPL Global's investment in WPDH Limited, which was $328 million. In the third quarter of 2002, PPL Global acquired a controlling interest in WPD. As a result, PPL Global fully consolidated the financial results of WPD at September 30, 2002. See Note 9 for additional information.

Investment in unconsolidated affiliates accounted for under the equity method at December 31, 2002, and the effective equity ownership percentages, were as follows:

**PPL Global**
Aguaytia Energy, LLC – 11.4%
Hidro Iberica, B.V. – 50.0%
Latin American Energy & Electricity Fund I, LP – 16.6%
Transemel – 60.0%
Wind Resources Limited – 45.0%

**PPL Generation**
Safe Harbor Water Power Corporation – 33.3%
Bangor Pacific Hydro Associates – 50.0%
Southwest Power Partners, LLC – 50.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized below is information from the financial statements of unconsolidated affiliates accounted for under the equity method, underlying the amounts included in PPL's consolidated financial statements:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Income Statement Data** [a] | | | |
| Revenues | **$118** | $111 | $99 |
| Operating Income | **13** | 42 | 40 |
| Net Income (Loss) | **(9)** | 52 | 15 |

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **Balance Sheet Data** [a] | | |
| Current Assets | **$139** | $144 |
| Noncurrent Assets | **807** | 865 |
| Current Liabilities | **31** | 37 |
| Noncurrent Liabilities | **298** | 310 |

[a] For purpose of comparability, the summarized information of WPD is excluded from all periods.

## 4. EARNINGS PER SHARE

Basic EPS is calculated by dividing "Net Income" on the Statement of Income by the weighted average number of common shares outstanding during the period. In the calculation of diluted EPS, weighted average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock.

Potentially dilutive securities consist of stock options granted under the incentive compensation plans, stock units representing common stock granted under directors compensation programs and PEPS Units.

Dividends and distributions on preferred securities are included in net income in the computation of basic and diluted EPS.

The basic and diluted EPS calculations, and the reconciliation of the shares (in thousands) used in the calculations, are shown below:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Income (Numerator)** | | | |
| Net Income – before extraordinary item and cumulative effect of a change in accounting principle | **$ 358** | $169 | $487 |
| Extraordinary item (net of tax) | | | 11 |
| Cumulative effect of a change in accounting principle (net of tax) | **(150)** | 10 | |
| Net Income | **$ 208** | $179 | $498 |
| **Shares (Denominator)** | | | |
| Shares for Basic EPS | **152,492** | 145,974 | 144,350 |
| Add: Incremental shares | | | |
| Stock options | **244** | 569 | 364 |
| Stock units | **73** | 71 | 67 |
| Shares for Diluted EPS | **152,809** | 146,614 | 144,781 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Basic EPS** | | | |
| Net Income – before extraordinary item and cumulative effect of a change in accounting principle | **$ 2.35** | $1.16 | $3.38 |
| Extraordinary item (net of tax) | | | 0.07 |
| Cumulative effect of a change in accounting principle (net of tax) | **(0.98)** | 0.07 | |
| Net Income | **$ 1.37** | $1.23 | $3.45 |
| **Diluted EPS** | | | |
| Net Income – before extraordinary item and cumulative effect of a change in accounting principle | **$ 2.35** | $1.15 | $3.37 |
| Extraordinary item (net of tax) | | | 0.07 |
| Cumulative effect of a change in accounting principle (net of tax) | **(0.99)** | 0.07 | |
| Net Income | **$ 1.36** | $1.22 | $3.44 |

See Note 12 for a description of the cumulative effect of a change in accounting for pension gains and losses and the pro forma effect of retroactive application of the change in accounting.

See Note 18 for a description of the cumulative effect of a change in accounting related to the adoption of SFAS 142 and the elimination of goodwill amortization, as well as the pro forma effect of retroactive application of the elimination of goodwill amortization.

In May 2001, PPL issued 23 million PEPS Units that contain a purchase contract component for PPL's common stock. The purchase contract would settle between 8.8 million and 10.8 million of PPL's common shares, depending on a conversion ratio tied to the price of PPL's common stock. The PEPS Units will only be dilutive if the average price of PPL's common stock exceeds $65.03 for any period. Since the weighted average price has not exceeded $65.03 since issuance, they were excluded from the diluted EPS calculations.

Stock options to purchase approximately 1,294,000 and 896,000 PPL common shares for 2002 and 2001 were not included in those period's computation of diluted EPS because the exercise price of the options was greater than the average market price of the common shares. Therefore, the effect would have been antidilutive.

## 5. INCOME AND OTHER TAXES

For 2002, 2001 and 2000, the corporate federal income tax rate was 35%. The statutory corporate net income tax rates for Pennsylvania and Montana were 9.99% and 6.75%.

The tax effects of significant temporary differences comprising PPL's net deferred income tax liability were as follows:

| | 2002 | 2001 |
|---|---|---|
| **Deferred Tax Assets** | | |
| Deferred investment tax credits | **$ 54** | $ 60 |
| NUG contracts and buybacks | **203** | 272 |
| Accrued pension costs | **214** | 74 |
| Deferred foreign income taxes | **233** | 69 |
| Cancellation of generation projects | | 60 |
| Write-down of generating assets | **18** | |
| Impairment write-down | **91** | 61 |
| Contribution in aid of construction | **56** | 42 |
| Other | **209** | 200 |
| Valuation allowance | **(327)** | (132) |
| | **751** | 706 |
| **Deferred Tax Liabilities** | | |
| Electric plant – net | **922** | 852 |
| Restructuring – CTC | **778** | 861 |
| Taxes recoverable through future rates | **104** | 104 |
| Reacquired debt costs | **11** | 12 |
| Foreign – plant | **792** | |
| Foreign – pensions | **167** | |
| Foreign – other | **35** | 42 |
| Other domestic | **83** | 63 |
| | **2,892** | 1,934 |
| Net deferred tax liability | **$2,141** | $1,228 |

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to income from continuing operations for accounting purposes, and details of taxes other than income are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Income Tax Expense** | | | |
| Current – Federal | **$ 41** | $270 | $285 |
| Current – State | **(9)** | 36 | 57 |
| Current – Foreign | **52** | 8 | 11 |
| | **84** | 314 | 353 |
| Deferred – Federal | **70** | (86) | (52) |
| Deferred – State | **27** | 4 | 12 |
| Deferred – Foreign | **44** | 44 | (4) |
| | **141** | (38) | (44) |
| Investment tax credit, net – federal | **(15)** | (15) | (15) |
| Total | **$210** | $261 | $294 |
| Total income tax expense – Federal | **$ 96** | $169 | $218 |
| Total income tax expense – State | **18** | 40 | 69 |
| Total income tax expense – Foreign | **96** | 52 | 7 |
| Total | **$210** | $261 | $294 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Reconciliation of Income Tax Expense** | | | |
| Indicated federal income tax on pre-tax income before extraordinary item and a cumulative effect of a change in accounting principle at statutory tax rate – 35% | **$250** | $168 | $284 |
| Increase/(decrease) due to: | | | |
| State income taxes | **11** | 25 | 45 |
| Flow through of depreciation differences not previously normalized | | | 2 |
| Amortization of investment tax credit | **(11)** | (11) | (11) |
| Write-down of international energy projects | **14** | 144 | |
| Difference related to income recognition of foreign affiliates (net of foreign income taxes) | **18** | (9) | (7) |
| Federal income tax credits | **(50)** | (40) | (6) |
| Other | **(22)** | (16) | (13) |
| | **(40)** | 93 | 10 |
| **Total income tax expense** | **$210** | $261 | $294 |
| **Effective income tax rate** | **29.5%** | 54.4% | 36.3% |
| **Taxes, Other than Income** | | | |
| State gross receipts | **$154** | $112 | $128 |
| State utility realty | **3** | 4 | 6 |
| State capital stock | **7** | 20 | 23 |
| Property – international | **42** | | |
| Domestic property and other | **26** | 19 | 19 |
| | **$232** | $155 | $176 |

PPL Global had foreign net operating loss carryforwards of approximately $28 million and $34 million at December 31, 2002 and 2001. PPL Global also had foreign capital loss carryforwards of $760 million at December 31, 2002 and none at December 31, 2001. All of these losses have an unlimited carryforward period. However, it is more likely than not that these will not be utilized and as such, a full valuation allowance has been provided.

PPL Global does not pay or record U.S. income taxes on the undistributed earnings of its foreign subsidiaries where management has determined that the earnings are permanently reinvested. The cumulative undistributed earnings are included in "Earnings reinvested" on the Balance Sheet. The amounts considered permanently reinvested at December 31, 2002 and 2001 were $295 million and $38 million. If the earnings were remitted as dividends, PPL Global may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practical to estimate the amount of additional taxes that might be payable on these foreign earnings.

## 6. NUCLEAR DECOMMISSIONING COSTS

The cost to decommission the Susquehanna station is based on a site-specific study to dismantle and decommission each unit immediately following final shutdown. PPL Susquehanna's 90% share of the total estimated cost of decommissioning the Susquehanna station was approximately $936 million measured in 2002 dollars. This estimate includes decommissioning the radiological portions of the station and the cost of removal of non-radiological structures and materials.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Decommissioning costs are recorded as a component of depreciation expense. Beginning in January 1999, in accordance with the PUC Final Order, $130 million of decommissioning costs are being recovered from customers through the CTC over the 11-year life of the CTC rather than the remaining life of Susquehanna. The recovery will include a return on unamortized decommissioning costs. Decommissioning charges were $22 million in 2002, $24 million in 2001 and $26 million in 2000.

Amounts collected from PPL Electric's customers for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can be used only for future decommissioning costs. Accrued nuclear decommissioning costs were $296 million and $294 million at December 31, 2002 and 2001, and are included in "Deferred Credits and Other Noncurrent Liabilities – Other."

In November 2001, PPL Susquehanna notified the NRC that it intends to file for 20-year license renewals for each of the Susquehanna units. If approved, the operating licenses would be extended from 2022 to 2042 for Unit 1 and from 2024 to 2044 for Unit 2.

See Note 22 for additional information on SFAS 143, "Accounting for Asset Retirement Obligations," which changed the accounting for the decommissioning of the Susquehanna station effective January 1, 2003.

## 7. FINANCIAL INSTRUMENTS

The carrying amount on the Balance Sheet and the estimated fair value of financial instruments are set forth below. These tables exclude derivative and non-derivative energy contracts that do not meet the definition of a financial instrument because physical delivery is expected.

| | **December 31, 2002** | | December 31, 2001 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| **Assets** | | | | |
| Cash and cash equivalents [a] | **$ 245** | **$ 245** | $ 933 | $ 933 |
| Nuclear plant decommissioning trust fund [a] | **287** | **287** | 276 | 276 |
| Price risk management assets – current: [b] | | | | |
| Energy | **30** | **30** | 22 | 22 |
| Foreign exchange | **6** | **6** | | |
| Price risk management assets – noncurrent: [b] | | | | |
| Energy | **12** | **12** | 44 | 44 |
| Interest | **12** | **12** | 6 | 6 |
| Foreign exchange | **63** | **63** | | |
| Other investments [a] | **51** | **51** | 61 | 61 |
| Other financial instruments included in other current assets [a] | **5** | **5** | 3 | 3 |

| | **December 31, 2002** | | December 31, 2001 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Fair Value** | Carrying Amount | Fair Value |
| **Liabilities** | | | | |
| Long-term debt [c] | **6,267** | **6,657** | 5,579 | 5,724 |
| Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures [c] | **661** | **507** | 825 | 705 |
| Short-term debt [a] | **943** | **943** | 118 | 118 |
| Price risk management liabilities – current: [b] | | | | |
| Energy | **32** | **32** | 12 | 12 |
| Interest | **14** | **14** | 4 | 4 |
| Foreign exchange | **6** | **6** | 2 | 2 |
| Price risk management liabilities – noncurrent: [b] | | | | |
| Energy | **7** | **7** | 7 | 7 |
| Interest | **33** | **33** | 3 | 3 |
| Foreign exchange | **9** | **9** | 1 | 1 |
| Preferred stock with sinking fund requirements [c] | **31** | **30** | 31 | 31 |
| Other financial instruments included in other current liabilities [a] | | | 12 | 12 |

[a] The carrying value of these financial instruments generally is based on established market prices and approximates fair value.

[b] Valued using either exchange-traded market quotes or prices obtained through third-party brokers. See Note 17 about the various uses of derivative financial instruments.

[c] The fair value generally is based on quoted market prices for the securities where available and estimates based on current rates offered to PPL where quoted market prices are not available.

## 8. CREDIT ARRANGEMENTS AND FINANCING ACTIVITIES

### Credit Arrangements

In order to enhance liquidity, and as a credit back-stop to their respective commercial paper programs, PPL Electric maintains a $400 million 364-day credit facility maturing in June 2003 (replacing a similar facility that had expired in June 2002), and PPL Energy Supply maintains three credit facilities: a $300 million 364-day credit facility maturing in June 2003, a $500 million three-year credit facility maturing in June 2004 and a $300 million three-year credit facility maturing in June 2005 (the two $300 million credit facilities replaced a $600 million 364-day credit facility which expired in June 2002). At December 31, 2002, no borrowings were outstanding under any of these facilities. Both PPL Electric and PPL Energy Supply have the ability to cause the lenders to issue letters of credit under their respective facilities. At December 31, 2002, PPL Electric had $40 million of letters of credit outstanding under its facility, and PPL Energy Supply had $47 million of letters of credit outstanding under its $500 million facility, of which $25 million was for the benefit of PPL Montana.

PPL Montana maintained a $100 million three-year credit facility, which matured in November 2002, to meet its liquidity needs and to provide for the issuance of up to $75 million in letters of credit. Additionally, PPL Montana maintained a $150 million credit facility, which matured in April 2002, for the sole purpose of issuing letters of credit. These facilities were not renewed.

In the fourth quarter of 2002, PPL Montana entered into a $100 million three-year credit facility with another PPL Energy Supply subsidiary on market terms to meet its liquidity needs. At December 31, 2002, PPL Montana had outstanding borrowings of $26 million under this facility.

In October 2002, WPD (South West)'s 416 million British pounds sterling short-term facilities were replaced by a 250 million British pounds sterling bridge facility and two revolving credit facilities: a one-year 100 million British pounds sterling credit facility and a five-year 150 million British pounds sterling credit facility. At December 31, 2002, WPD (South West) had outstanding borrowings of $389 million under its bridge facility and $55 million under its credit facilities based on year-end currency exchange rates. The bridge facility is expected to be refinanced with long-term bonds in the first half of 2003.

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of the subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, absent a specific contractual undertaking or as required by applicable law or regulation, PPL is not liable for the debts of its subsidiaries. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL absent a specific contractual undertaking by PPL to pay the creditors of its subsidiaries or as required by applicable law or regulation.

**Financing Activities**

In February 2002, PPL Capital Funding repurchased $10 million, par value, of its medium-term notes, 7.75% Series due 2005, at a market value of $11 million. In October 2002, it repurchased an additional $100 million, par value, of these notes at a market value of $104 million.

In September 2002, PPL Capital Funding retired $175 million of its medium-term notes, floating-rate Series B due 2002, and $25 million of its medium-term notes, 7.75% Series due 2002, both at par value.

In September 2002, PPL Capital Funding cancelled the remarketing agreement on its 7.7% Reset Put Securities due 2007. This agreement would have permitted a third party to remarket the securities at an above-market coupon in November 2002. This action required PPL Capital Funding to pay a $30 million termination fee to the third party in September, and PPL Capital Funding repurchased the principal amount ($200 million) of these securities in November 2002. A $24 million charge (the payment to the third party net of hedge income and the unamortized balance of the original option premium) was included in "Interest Expense" on the Statement of Income.

In October 2002, PPL Capital Funding repurchased $15 million, par value, of its medium-term notes, 8-3/8% Series due 2007, at a market value of $16 million.

In September 2002, PPL issued 16.7 million shares of common stock for $30.50 per share, resulting in gross proceeds of approximately $509 million. PPL received net proceeds of $493 million, which were used to redeem all of the $150 million outstanding 8.10% Preferred Securities issued by PPL Capital Trust II and to repay short-term debt.

During the first quarter of 2002, PPL issued $13 million of common stock in small amounts on a periodic basis under its Structured Equity Shelf Program. This program was terminated in November 2002 and replaced with another program with a different sales agent. Under this new program, PPL issued $41 million of common stock in the fourth quarter of 2002 and $50 million in January 2003.

At December 31, 2002, PPL Energy Supply had $374 million of commercial paper outstanding.

In May 2002, PPL Electric:

- retired $11 million of its outstanding First Mortgage Bonds, 8-1/2% Series due 2022, at par value, through the maintenance and replacement fund provisions of the 1945 First Mortgage Bond Indenture;
- retired $28 million of its outstanding First Mortgage Bonds, 7-3/4% Series due May 2002, at par value; and
- instructed the property trustee of PPL Capital Trust to redeem, at par value, all of the $100 million of outstanding 8.20% Preferred Securities due 2027 that were previously issued by PPL Capital Trust.

In the third quarter of 2002, PPL Electric instructed the property trustee for the 8.10% Preferred Securities due 2027 to redeem, at par value, all of the $150 million of outstanding preferred securities issued by PPL Capital Trust II. This redemption occurred in September 2002.

During 2002, PPL Transition Bond Company made principal payments on bonds totaling $245 million.

At December 31, 2002, PPL Electric had $15 million of commercial paper outstanding.

**Dividend Restrictions**

The PPL Montana Colstrip lease places certain restrictions on PPL Montana's ability to declare dividends. At this time, PPL believes that these covenants will not limit PPL Montana's ability to operate as desired and will not affect PPL's ability to meet any of its cash obligations. Certain of PPL Global's international subsidiaries also have financing arrangements which limit their ability to pay dividends. However, PPL does not, at this time, expect that any of such limitations would significantly impact its ability to meet its cash obligations. PPL Electric's 2001 Senior Secured Bond Indenture restricts dividend payments in the event that PPL Electric fails to meet interest coverage ratios or fails to comply with certain separateness formalities undertaken in connection with its strategic initiative (see Note 20 for additional information). PPL Electric does not, at this time, expect that any of such limitations would significantly impact its ability to declare dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 9. ACQUISITIONS, DEVELOPMENT AND DIVESTITURES

**Domestic Generation Projects**

In December 2001, PPL Global made a decision to cancel approximately 2,100 MW of previously planned generation development in Pennsylvania and Washington state. These projects were in the early stage of development and would have had an estimated capital cost of approximately $1.3 billion. The charge for cancellation of these generation projects, which was primarily due to cancellation fees under turbine purchase contracts, was approximately $150 million, or $88 million after-tax, and was reported on the 2001 Statement of Income as "Cancellation of generation projects," a component of "Other charges." At June 30, 2002, PPL Global had completed payment of the cancellation fees.

In November 2002, PPL Global canceled the development of a 44 MW electricity-generating facility at Freeport, Long Island due to scheduling delays in the development process and increased project costs. As a result of this cancellation, PPL's capital expenditure program was reduced by approximately $65 million over 2003 and 2004.

Also in November, PPL Global evaluated its options with respect to six unassigned turbines and SCRs that are complete or substantially complete. These units were intended to be used at the Kings Park site on Long Island, New York. At that time, given low energy prices and the unavailability of a power contract, PPL Global was reevaluating its options with respect to the Kings Park project.

Due to the uncertainty of the project and absence of other viable projects, a valuation based upon replacement costs of the turbines and the SCRs was completed. This resulted in the recognition of a $44 million impairment charge, which is reported on the Statement of Income as "Write-down of generation assets," a component of "Other charges." A deferred income tax benefit of $18 million was recognized on the write-down.

In January 2003, PPL announced that it decided to seek a buyer and not proceed with development of the 300 MW Kings Park project. PPL is exploring the sale of both the generation equipment and the development rights at Kings Park. The decision reduced PPL's planned capital expenditures for generation by a total of approximately $165 million in 2003 and 2004.

See Note 10 for a discussion of the Lower Mt. Bethel project.

**International Energy Projects**

*Acquisition of Controlling Interest in WPD*

On September 6, 2002, PPL Global acquired the remaining 49% equity interest in WPDH Limited and WPDL from Mirant for approximately $236 million, including acquisition costs. Mirant announced its decision to exit the investment earlier in the year. The acquisition of Mirant's 49% interest provides PPL Global with complete control of WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.5 million end-users and have about 2,500 employees. The acquisition was initially funded by the issuance of commercial paper by PPL Energy Supply. The commercial paper was paid off with proceeds of the September 2002 common stock sale by PPL.

Prior to the acquisition, PPL Global held 51% of the equity interest in WPD but shared control with Mirant pursuant to a shareholders' agreement. The shareholders' agreement was terminated in connection with the closing of the acquisition. No regulatory approvals were required for this transaction.

The purchase of Mirant's interest in WPD was accounted for as a step-acquisition and resulted in the consolidation of WPD's results of operation into PPL's Statement of Income as of January 1, 2002, on a one-month lag, consistent with PPL Global's current consolidation policy. The PPL income statement for the period ended December 31, 2002 reflects the results of WPD for the twelve months ended November 30, 2002. The acquisition also resulted in the addition of $3.4 billion of assets and $2.1 billion of WPD's debt to the balance sheet. However, the non-recourse nature of WPD's debt to PPL will not change.

The assets acquired and liabilities assumed were recorded at estimated fair values as determined by management based on information currently available. PPL Global is in the process of obtaining an independent appraisal of the fair value of acquired property, plant and equipment and any intangible assets. Management is also completing its review and determination of fair value of other assets acquired and liabilities assumed, including pre-acquisition contingencies. Accordingly, the preliminary allocation of purchase price is subject to revision based on the final determination of appraised and other fair values. The following table summarizes the preliminary allocation of purchase price based on estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, plus the book value of assets and liabilities underlying PPL Global's previous 51% equity ownership:

| | |
|---|---|
| Current assets | $ 228 |
| Investments [a] | (451) |
| Property, plant and equipment | 3,429 |
| Goodwill | 225 |
| Other | 239 |
| Total assets acquired | 3,670 |
| Current liabilities | 787 |
| Long-term debt | 1,574 |
| Other | 1,073 |
| Total liabilities assumed | 3,434 |
| Net assets acquired | $ 236 |

[a] Includes the reversal of PPL Global's equity investment.

The goodwill reflected above includes the remaining value of PPL Global's 51% share of the goodwill recognized by WPD on its acquisition of Hyder.

The unaudited pro forma information that follows is presented to give effect to the acquisition on the statement of income of PPL. The pro forma adjustments assume that the transaction was consummated at the beginning of the income statement period.

| | As Reported | Pro Forma Adjustments | As Adjusted |
|---|---|---|---|
| **2002** | | | |
| Operating revenue | **$5,429** | | **$5,429** |
| Income from continuing operations (before cumulative effect of a change in accounting principle) | **358** | **$ 71** | **429** |
| Net income | **208** | **71** | **279** |
| Basic EPS | **1.37** | **0.46** | **1.83** |
| **2001** | | | |
| Operating revenue | $5,077 | $ 499 | $5,576 |
| Income from continuing operations (before cumulative effect of a change in accounting principle) | 169 | 67 | 236 |
| Net income | 179 | 67 | 246 |
| Basic EPS | 1.23 | 0.46 | 1.69 |

*Write-down of International Energy Projects*

CEMAR

At December 31, 2001, PPL Global estimated that the long-term viability of its CEMAR investment was jeopardized and that there was minimal probability of positive future cash flows. At that time, PPL Global recorded an impairment loss in the carrying value of its net assets in CEMAR, an increase in its valuation allowance in deferred tax assets, and a credit to "Minority Interest" on the Statement of Income. The net result of these transactions was a $217 million charge to earnings, with $179 million included in "Write-down of international energy projects," a component of "Other charges," $44 million in deferred income taxes and a $6 million credit to "Minority Interest."

At March 31, 2002, PPL Global recorded a further impairment loss in the carrying value of its net assets in CEMAR of approximately $4 million, after-tax. The pre-tax charge was $6 million, and was recorded as a charge to "Write-down of international energy projects" on the Statement of Income.

Throughout the first half of 2002, PPL was working with governmental authorities in Brazil and CEMAR's creditors on a plan to return the company to financial stability. That plan included two requests by CEMAR for rate-increase reviews, which Brazilian regulators denied in January and June 2002. PPL viewed the rate-increase reviews as critical in restoring CEMAR to financial stability. Given the regulator's denial of the rate-increase reviews and the financial condition of CEMAR, PPL made a decision in June 2002 to exit the investment. PPL Global's remaining portion of its CEMAR investment, primarily related to its foreign currency translation adjustment balance, was written-off as of June 30, 2002. The $94 million charge was recorded in "Write-down of international energy projects" on the Statement of Income.

As a result of its financial difficulties, CEMAR failed to pay certain of its creditors for obligations when due. In addition, CEMAR was not in compliance with the financial covenants in its 150 million Brazilian reais (approximately $56 million) debenture indenture for the year ended December 31, 2001, and for the quarter ended March 31, 2002. CEMAR reached agreement with the required majority of debenture holders on a postponement until February 1, 2003 of the annual rollover terms pursuant to the debenture agreement and a waiver for the failure to meet certain financial covenants through measurement periods ending September 30, 2002. As far as PPL can ascertain, CEMAR subsequently violated a cross default covenant of the debenture indenture through nonpayment of certain short-term credit lines and the full 150 million Brazilian reais are due and owing. In addition, the rollover term postponement and covenant waiver agreement for the debentures expired as of February 1, allowing these creditors to demand payment in full. CEMAR was required to propose credit extension terms 25 days prior to the February 1 deadline, but failed to do so. The intervention management (discussed below) of CEMAR has represented that CEMAR has received an extension until February 14 to pay certain unsecured credit lines that had previously matured and had been extended several times during late 2002. PPL does not know whether these creditors have granted a further extension beyond February 14.

In July 2002, PPL announced a proposal to sell all of its 90% equity interest in CEMAR to Franklin Park Energy, LLC. The sale was subject to approval by ANEEL and other customary conditions. On August 21, ANEEL denied the request for transfer of PPL's equity interest in CEMAR to Franklin Park Energy. The purchase and sale agreement was terminated by Franklin Park Energy on August 26 as a result of ANEEL's denial of the transfer request.

On August 20, 2002, the trustee for CEMAR's debenture holders and three bank lenders to CEMAR filed an injunction with a state court in Brazil, enjoining CEMAR's officers and the board of directors of Brisk Participacoes Ltda. (Brisk), a wholly-owned subsidiary of PPL Global and CEMAR's controlling shareholder, from taking actions that would result in the equivalent of a U.S. Chapter 7 liquidation proceeding or liquidating event for CEMAR. Brisk filed objections to the injunction with the state court on September 4. On August 21, CEMAR filed a concordata preventiva, the Brazilian equivalent of a U.S. Chapter 11 bankruptcy work-out proceeding. On September 18, certain creditors and bondholders of CEMAR filed a complaint with the Brazilian courts against Brisk, requesting that Brisk's voting rights in CEMAR be suspended for a 90-day period and that the shares representing the controlling interest in CEMAR be transferred to a third party recommended by the creditors representing two-thirds of CEMAR's debt.

On August 21, 2002, ANEEL authorized an administrative intervention in CEMAR and fully assumed operational and financial control of the company. In its public announcement relating to the intervention, ANEEL said that its intervention and control of CEMAR would last for an initial term of 180 days and that it could be extended. On August 29, at the request of the intervenor appointed by ANEEL, the bankruptcy judge dismissed the concordata preventiva filing without prejudice.

The intervenor appointed by ANEEL issued a public statement and schedule for the transfer of the ownership interest in CEMAR to a new owner. Pursuant to that schedule, ANEEL announced its approval in November 2002 of three Brazilian bidders that submitted pre-qualification documents. Also in November, a federal court in Brazil granted a preliminary injunction requested by a citizen connected to a Maranhão labor union suspending the process to transfer the ownership interest in CEMAR. Although the schedule announced by the intervenor reflected a closing for the transfer of control of CEMAR to a third party on December 20, 2002, the closing did not occur due to the failure of the potential buyer and certain creditors to reach agreement on the restructuring of CEMAR's debts. The deadline for the sale process was extended to February 17, 2003, the same day the initial term of the intervention was scheduled to end. Currently, three injunctions applicable to the sale process are pending, all of which ANEEL has appealed. No conforming bids were submitted to ANEEL by the February 17 deadline due to the outstanding injunctions preventing the sale process from continuing. ANEEL publicly announced a 180 day extension to the initial intervention on February 14, citing the continuing unresolved financial crisis of CEMAR as the primary reason for the extension. PPL has not yet been notified by ANEEL of a revised schedule for the sale process. As a result of this action, PPL Global will continue its current policy of not consolidating CEMAR (as described below).

As of February 11, 2003, due to the inability to discharge their obligations under the continuing intervention, PPL-related officers and directors of CEMAR resigned from their respective positions.

Based on this series of events, PPL Global no longer controls or manages CEMAR and PPL Global has deconsolidated the financial assets and liabilities of CEMAR from its financial statements. The CEMAR investment is now accounted for using the cost method. As a result, in the third quarter of 2002, PPL Global recorded approximately $23 million of operating losses of CEMAR through August 21, 2002, the day ANEEL assumed control. Consistent with the cost method of accounting, PPL Global is no longer recording CEMAR's operating results. Although return of control to PPL Global is considered highly unlikely, PPL Global is evaluating the accounting treatment if control is returned in the future. At December 31, 2002, the negative investment was included in "Deferred Credits and Other Noncurrent Liabilities – Other." Any negative carrying value of the investment in CEMAR will be reversed upon the final sale or other disposition of the company.

The following major reductions in consolidated assets and liabilities resulted from the deconsolidation and recording of the cost investment of CEMAR:

| | |
|---|---|
| **Assets** | |
| Current Assets | $ 71 |
| Property, Plant and Equipment – net | 255 |
| Regulatory and Other Noncurrent Assets | 12 |
| | 338 |
| **Liabilities and Equity** | |
| Current Liabilities | 194 |
| Long-term Debt | 84 |
| Deferred Credits and Other Noncurrent Liabilities | 65 |
| Shareowners' Common Equity | 7 |
| | 350 |
| Accumulated Loss in Excess of Investment | $ (12) |

WPD/Teesside

WPD has a 15.4% equity interest in Teesside Power Limited, the owner of the 1,875 MW Teesside Power Station, located in northeast England. Through its European affiliates, Enron was an owner, operator and power purchaser of the station's output. As a result of Enron being placed into receivership in the U.K. and its default on obligations under the power purchase agreements, in the fourth quarter of 2001, WPD wrote off its entire equity investment in Teesside Power Limited. PPL Global's share of the impairment loss was $21 million and is included in "Write-down of international energy projects," a component of "Other Charges" on the Statement of Income.

In connection with the Enron bankruptcy and the probable resulting loss of Teesside cash flows, PPL and its subsidiaries evaluated the carrying value of WPD. Fair value, measured using discounted cash flows, was compared to the carrying value to determine whether impairment existed at December 31, 2001. Fair value was determined considering the loss of the value of the future cash flows from the Teesside Power Station and a forecasted reduction in future operating cash flows at WPD. The probability-weighted impairment loss was $117 million, after-tax. The pre-tax charge was $134 million, and was recorded as a charge to "Write-down of international energy projects."

In 2002, PPL Global recognized an $8 million tax benefit on the worthlessness of WPD's investment in Teesside.

Other

Late in 2002, PPL Global evaluated certain investments for impairment and recorded a $5 million impairment charge in connection with its investment in CGE, a $4 million impairment of a corporate joint venture's investment in Brazil, and a $4 million write-down of certain non-electrical assets in Bolivia.

*Sales*

Late in 2002, PPL Global sold its minority interests in small hydroelectric generating facilities in Bolivia and in Portugal to concentrate on its majority-owned electricity distribution companies in Chile, Bolivia, El Salvador and the U.K. PPL Global received approximately $15 million in total from the sales.

## 10. LEASES

**Colstrip Generating Plant**

In July 2000, PPL Montana sold its interest in the Colstrip generating plant to owner lessors who are leasing the assets back to PPL Montana under four 36-year operating leases. The proceeds from this sale approximated $410 million. PPL Montana recorded a deferred gain on the sale of approximately $8 million, which is being amortized into "Other operation and maintenance" in the Statement of Income over the term of the operating lease on a straight-line basis. PPL Montana used the sale proceeds to reduce outstanding debt and make distributions to PPL Generation.

PPL Montana leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, through four non-cancelable operating leases. These leases provide two renewal options based on the economic useful life of the generation assets. PPL Montana is required to pay all expenses associated with the operations of the generation units. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends and requires PPL Montana to maintain certain financial ratios related to cash flow and net worth. The amount outstanding under these leases at December 31, 2002 was $314 million. There are no residual value guarantees in these leases. However, upon an event of default or an event of loss, the lessee could be required to pay a termination value of amounts sufficient to allow the lessor to repay amounts owing on the lessor notes and make the lessor whole for its equity investment and anticipated return on investment. The events of default include payment defaults, breaches of representations or covenants, acceleration of other indebtedness of PPL Montana, change in control of PPL Montana and certain bankruptcy events. The termination value is estimated to be $551 million at December 31, 2002.

**University Park and Sundance**

In May 2001, a PPL Global subsidiary entered into a $1.06 billion operating lease arrangement, as lessee, for the development, construction and operation of several commercial power generation facilities. The lessor is a variable interest entity that was created for the sole purpose of owning the facilities and incurring the related financing costs. In February 2002, in connection with the December 2001 decision to cancel several development projects, the available commitment under this lease was reduced to $700 million to cover only the 540 MW gas-powered University Park project near University Park, Illinois, and the 450 MW gas-powered Sundance project near Coolidge, Arizona. In July 2002, these facilities were substantially completed and the initial lease term commenced. The first lease payment was made in August 2002. The commitment under this lease was further reduced to $660 million in September 2002. The lease terminates in June 2008. At the end of the lease term, the lessee has the option to extend the lease or purchase the facilities. If the lessee does not choose either of these options, then it must sell the assets on behalf of the lessor and guarantee a residual value of up to $545 million based on an estimated total lessor's investment of $657 million for both projects combined. If the financing is terminated early as a result of significant environmental damage, or an event of default, the lessee could be obligated to pay up to 100% of the lessor's investment in the facilities. These events of default include, subject to certain exceptions, payment or judgment defaults, breach of representations or covenants, defaults in other indebtedness, termination of the financing documents or loss of a required approval. The obligations of the lessee under this lease, including payment obligations, have been guaranteed by PPL Energy Supply.

**Lower Mt. Bethel**

In December 2001, a PPL Global subsidiary entered into a $455 million operating lease arrangement, as lessee, for the development, construction and operation of a 600 MW gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The lessor is a variable interest entity that was created for the sole purpose of owning the facility and incurring the related financing costs. The initial lease term is approximately 10 years, beginning on the date of commercial operation, which is expected to occur in late 2003. At the end of the lease term, the lessee has the option to extend the lease or purchase the facility. If the lessee does not choose either of these options, then it must sell the assets on behalf of the lessor and guarantee a residual value estimated to be up to $321 million based on an estimated total lessor's investment of $455 million. The lessee could be obligated to pay up to 100% of the lessor's investment and other obligations in the facilities if the financing is terminated early as a result of a loss, destruction or condemnation of the project, or upon an event of default. These events of default during the construction period include a violation of environmental law, material environmental damage, revocation or failure to obtain environmental approval, defaults arising out of any fraudulent act, illegal act, misapplication of funds or willful misconduct, or if a bankruptcy event occurs. These events of default during the lease term include, subject to certain exceptions, payment or judgment defaults, breach of representations or covenants, defaults in other indebtedness, termination of the financing documents, or violations of environmental law, material environmental damage or loss of a required environmental approval. The total exposure as a result of any of these events of default occurring is estimated to be up to $512 million as of December 31, 2002. The maximum exposure is estimated to be up to $575 million as of the commencement of the lease based on current market conditions. The obligations of the lessee under this lease, including payment obligations, have been guaranteed by PPL Energy Supply.

The Air Quality Plan Approval issued by the Pennsylvania DEP for construction of the Lower Mt. Bethel facility has been appealed by the New Jersey DEP to the Pennsylvania DEP Environmental Hearing Board. The PPL Global subsidiary involved in the Lower Mt. Bethel lease financing has joined with the Pennsylvania DEP in opposing this appeal. In addition, in August 2002, the Northampton County Court of Common Pleas issued a decision concerning the permissible noise levels from the Lower Mt. Bethel facility when it becomes operational. Specifically, the court's decision addressed the noise measurement criteria and the point at which the noise levels are to be measured. PPL has appealed the court's decision to the Commonwealth Court, and an intervenor in the lawsuit has cross-appealed the court's decision. The Lower Mt. Bethel facility is expected to be operational in late 2003. PPL cannot predict the outcome of these matters or their ultimate impact on the Lower Mt. Bethel facility, but such impact may be material.

**Cancellation of Lease for Turbine Generator Units and Related Equipment**

In November 2000, a PPL Global subsidiary entered into a $555 million operating lease arrangement for turbine generator units and related equipment (SCRs, transformers and spare engines). In June 2002, this operating lease was cancelled in connection with the December 2001 decision to cancel several development projects. Prior to terminating the lease, certain equipment under this lease was either purchased by a PPL Global subsidiary or sold to another lessor.

**Other Leases**

In March 2000, PPL Electric terminated its nuclear fuel lease and repurchased $154 million of nuclear fuel from the lessor energy trust. In July 2000, all nuclear fuel was transferred to PPL Susquehanna in connection with the corporate realignment.

In addition to the leasing arrangements discussed above, PPL and its subsidiaries also have leases for vehicles, office space, land, buildings, personal computers and other equipment. Rental expense for operating leases was $62 million in 2002, $52 million in 2001 and $45 million in 2000.

Total future minimum rental payments for all operating leases are estimated as follows: $99 million in 2003, $135 million in 2004, $131 million in 2005, $130 million in 2006 and 2007 and $795 million thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 11. STOCK-BASED COMPENSATION

Under the PPL Incentive Compensation Plan (ICP) and the Incentive Compensation Plan for Key Employees (ICPKE) (together, the "Plans"), restricted shares of PPL common stock as well as stock options to purchase shares and stock units may be granted to officers and other key employees of PPL, PPL Electric and other affiliated companies. Awards under the Plans are made by the Compensation and Corporate Governance Committee (CCGC) of the PPL Board of Directors, in the case of the ICP, and by the PPL Corporate Leadership Council (CLC), in the case of the ICPKE. Each Plan limits the number of shares available for awards to two percent of the outstanding common stock of PPL on the first day of each calendar year. The maximum number of options that can be awarded under each Plan to any single eligible employee in any calendar year is 1.5 million shares. Any portion of these options that has not been granted may be carried over and used in any subsequent year. If any award lapses, is forfeited or the rights to the participant terminate, the shares of common stock underlying such an award are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued common stock, common stock held in treasury by PPL or common stock purchased on the open market (including private purchases) in accordance with applicable securities laws. At December 31, 2002, no stock units had been issued under the ICP or the ICPKE.

### Restricted Stock

Restricted shares of PPL common stock are outstanding shares with full voting and dividend rights. However, the shares are subject to forfeiture or accelerated payout under Plan provisions for termination, retirement, disability and death of employees. Restricted shares vest fully if control of PPL changes, as defined by the Plans.

A summary of restricted stock grants follows:

| Restricted Stock Grants | Shares Granted | Weighted Average Fair Value |
|---|---|---|
| 2002 | 147,735 | $34.12 |
| 2001 | 202,590 | 43.09 |
| 2000 | 440,549 | 21.30 |

Compensation expense related to restricted stock awards was $5 million, $6 million and less than $3 million for 2002, 2001 and 2000. At December 31, 2002, there were 624,711 restricted shares outstanding. These awards currently vest from three to twenty-five years from the date of grant.

### Stock Options

Under the Plans, stock options may also be granted with an option exercise price per share not less than the fair market value of PPL's common stock on the date of grant. The options are exercisable beginning one year after the date of grant, assuming the individual is still employed by PPL or a subsidiary, in installments as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. Options outstanding at December 31, 2002 vest over a three-year period from the date of grant in equal installments. The CCGC and CLC have discretion to accelerate the exercisability of the options. All options expire no later than ten years from the grant date. The options become exercisable if control of PPL changes, as defined by the Plans.

A summary of stock option activity follows:

| | **2002** | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | **Number of Options** | **Weighted Average Exercise Price** | Number of Options | Weighted Average Exercise Price | Number of Options | Weighted Average Exercise Price |
| Outstanding at beginning of year | **2,255,051** | **$31.36** | 1,969,301 | $23.64 | 626,020 | $26.85 |
| Granted | **840,430** | **$33.49** | 922,860 | $43.16 | 1,501,110 | $22.45 |
| Exercised | **(62,710)** | **$22.82** | (548,424) | $23.49 | (56,590) | $26.84 |
| Forfeited | **(24,086)** | **$36.18** | (88,686) | $31.31 | (101,239) | $24.02 |
| Outstanding at end of year | **3,008,685** | **$32.09** | 2,255,051 | $31.36 | 1,969,301 | $23.64 |
| Options exercisable at end of year | **1,400,701** | | 306,544 | | 215,158 | |
| Weighted-average fair value of options granted | **$11.68** | | $10.42 | | $3.35 | |

The estimated fair value of each option granted was calculated using a modified Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Risk-free interest rate | **5.35%** | 5.46% | 6.74% |
| Expected option life | **10 yrs.** | 10 yrs. | 10 yrs. |
| Expected stock volatility | **39.11%** | 30.24% | 19.79% |
| Dividend yield | **3.34%** | 4.28% | 5.70% |

The following table summarizes information about stock options at December 31, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at 12/31/02 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Prices | Number Exercisable at 12/31/02 | Weighted Average Exercise Price |
| $19.00–$24.00 | 912,176 | 7.1 | $22.45 | 571,196 | $22.49 |
| $25.00–$29.00 | 395,175 | 6.2 | $26.85 | 395,175 | $26.85 |
| $30.00–$35.00 | 824,440 | 9.1 | $33.49 | 36,030 | $33.49 |
| $40.00–$45.00 | 876,894 | 8.1 | $43.16 | 398,300 | $43.16 |

Total options outstanding had a weighted-average remaining life of 7.8 years at December 31, 2002.

PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation, as defined in SFAS 123, "Accounting for Stock-Based Compensation," under the prospective method as defined by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" effective January 1, 2003. At December 31, 2002, PPL applied the intrinsic value method, permitted under SFAS 123 and defined in APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. See Note 1 for additional information related to the adoption of the fair value method.

## 12. RETIREMENT AND POSTEMPLOYMENT BENEFITS

**Pension and Other Postretirement Benefits**

PPL and its subsidiaries sponsor various pension and other postretirement and postemployment benefit plans. PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these benefits.

PPL and certain of its subsidiaries also provide supplemental retirement benefits to directors, executives and other key management employees through unfunded nonqualified retirement plans.

The majority of employees of PPL's subsidiaries will become eligible for certain health care and life insurance benefits upon retirement through contributory plans. Postretirement benefits under the PPL Retiree Health Plans (covering retirees of PPL Electric and various other affiliated PPL companies) and for the North Penn Gas Plans are paid from funded VEBA trusts sponsored by the respective companies.

At December 31, 2002, PPL Electric had a regulatory asset of $5 million relating to postretirement benefits that is being amortized and recovered in rates, with a remaining life of 10 years. PPL Electric also maintains an additional liability for the cost of health care of retired miners of former subsidiaries that had been engaged in coal mining. At December 31, 2002, the liability was $23 million. The liability is the net of $54 million of estimated future benefit payments offset by $31 million of available assets in a PPL Electric-funded VEBA trust.

PPL Energy Supply subsidiaries engaged in the mechanical contracting business make contributions to various union-sponsored multiemployer pension and health and welfare plans, depending on an employee's status. Contributions of $30 million, $21 million and $10 million were made in 2002, 2001 and 2000. The increase in contributions is primarily the result of the growing workforce at the mechanical contracting companies. The contribution rates have also increased from year to year.

In the third quarter 2002, PPL Global acquired a controlling interest in WPDH Limited and WPDL. Included in the fully consolidated financial results of PPL for 2002 is the impact of the various pension plans WPD sponsors in the U.K. The following disclosures distinguish between PPL's domestic and international pension plans for those items impacted:

Net pension and postretirement benefit costs (credits) were as follows:

| | Pension Benefits | | | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|---|---|
| | **2002** | | 2001 | | 2000 | **2002** | 2001 | 2000 |
| | **Domestic** | **International** | Domestic | International | Domestic | | | |
| Service cost | **$ 40** | **$ 13** | $ 38 | $ 1 | $ 40 | **$ 5** | $ 5 | $ 5 |
| Interest cost | **99** | **98** | 91 | 3 | 86 | **26** | 22 | 22 |
| Expected return on plan assets | **(147)** | **(179)** | (140) | (3) | (113) | **(12)** | (11) | (8) |
| *Net amortization and deferral* | **(31)** | **3** | (50) | | (21) | **15** | 12 | 12 |
| Net periodic pension and postretirement costs prior to special termination benefits | **(39)** | **(65)** | (61) | 1 | (8) | **34** | 28 | 31 |
| Special termination benefits | **62** | | 3 | | | **4** | | |
| Net periodic pension and postretirement benefit cost/(credit) | **$ 23** | **$ (65)** | $ (58) | $ 1 | $ (8) | **$ 38** | $ 28 | $31 |

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net periodic pension costs charged (credited) to operating expense, excluding amounts charged to construction and other non-expense accounts, were:

| | **2002** | | 2001 | | 2000 |
|---|---|---|---|---|---|
| | **Domestic** | **Int'l** | Domestic | Int'l | |
| Operating Expense [(a)] | **$(31)** | **$(58)** | $(48) | $1 | $(6) |

(a) Excludes the $62 million cost of special termination benefits, which are included separately on the Statement of Income as a component of the $75 million "Workforce reduction" charge.

In 2001, PPL changed its method of amortizing unrecognized gains or losses in the annual pension expense or income determined under SFAS 87, "Employers' Accounting for Pensions." Under the old method, the net unrecognized gains or losses in excess of 10% of the greater of the plan's projected benefit obligation or market-related value of plan assets were amortized on a straight-line basis over the estimated average future service period of plan participants. Under the new method, a second corridor is utilized for the net unrecognized gains or losses in excess of 30% of the plan's projected benefit obligation. The net unrecognized gains or losses outside the second corridor are now amortized on a straight-line method over a period equal to one-half of the average future service period of the plan participants. The new method is preferable under SFAS 87 because it provides more current recognition of gains and losses, thereby lessening the accumulation of unrecognized gains and losses.

The pro forma effect of retroactive application of this change in accounting principle would have had the following effect:

| Net Income | | EPS | |
|---|---|---|---|
| 2001 | 2000 | 2001 | 2000 |
| $(10) | $7 | $(.07) | $.05 |

Retiree health and welfare benefits costs charged to operating expense, excluding amounts charged to construction and other non-expense accounts, were $27 million, $21 million and $25 million in 2002, 2001 and 2000.

Postretirement medical costs at December 31, 2002 were based on the assumption that health care costs would increase 12% in 2003, then the rate of increase would decline gradually to 5% in 2010 and thereafter. A one-percentage point change in the assumed health care cost trend assumption would have the following effects:

| | One Percentage Point | |
|---|---|---|
| | Increase | Decrease |
| Effect on service cost and interest cost components | $ 1 | $ (1) |
| Effect on postretirement benefit obligation | $22 | $(18) |

The following assumptions were used in the valuation of the benefit obligations:

| *Pension Benefits* | **2002** | | 2001 | | 2000 |
|---|---|---|---|---|---|
| | **Domestic** | **Int'l** | Domestic | Int'l | Domestic |
| Discount rate | **6.75%** | **5.75%** | 7.25% | 10.24% | 7.5% |
| Expected return on plan assets | **9.0%** | **8.31%** | 9.2% | 10.24% | 9.2% |
| Rate of compensation increase | **4.0%** | **3.75%** | 4.25% | 7.12% | 4.75% |

| *Postretirement Medical Benefits* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Discount rate | **6.75%** | 7.25% | 7.5% |
| Expected return on plan assets | **7.80%** | 7.60% | 7.6% |
| Rate of compensation increase | **4.0%** | 4.25% | 4.75% |

The funded status of the PPL plans was as follows:

| | Pension Benefits | | | | Postretirement Medical Benefits | |
|---|---|---|---|---|---|---|
| | 2002 | | 2001 | | 2002 | 2001 |
| | Domestic | International | Domestic | International | | |
| **Change in Benefit Obligation** | | | | | | |
| Benefit Obligation, January 1 | $1,279 | $ 37 | $1,192 | | $ 330 | $ 311 |
| Service cost | 40 | 13 | 38 | $ 1 | 5 | 5 |
| Interest cost | 99 | 98 | 91 | 3 | 26 | 22 |
| Participant contributions | | 4 | | 1 | 1 | 1 |
| Plan amendments | 80 | 39 | 4 | | 21 | |
| Actuarial (gain)/loss | 76 | (53) | 10 | 4 | 59 | 12 |
| Special termination benefits | 62 | | | | 4 | |
| Acquisition/divestitures | | 1,970 | | 30 | | |
| Settlements/curtailments | | (30) | | | | |
| Actual expense paid | (1) | | (4) | | | |
| Net benefits paid | (77) | (128) | (52) | (2) | (23) | (21) |
| Currency conversion | | 176 | | | | |
| Benefit Obligation, December 31 | 1,558 | 2,126 | 1,279 | 37 | 423 | 330 |
| **Change in Plan Assets** | | | | | | |
| Plan assets at fair value, January 1 | 1,633 | 21 | 1,794 | | 155 | 149 |
| Actual return on plan assets | (182) | (335) | (107) | (2) | (11) | (6) |
| Employer contributions | 3 | 1 | 2 | 1 | 41 | 32 |
| Participant contributions | | 4 | | 1 | 1 | 1 |
| Acquisition/divestitures | | 2,050 | | 23 | | |
| Settlements/curtailments | | (21) | | | | |
| Actual expense paid | (1) | | (4) | | | |
| Net benefits paid | (77) | (128) | (52) | (2) | (23) | (21) |
| Currency conversion | | 165 | | | | |
| Plan assets at fair value, December 31 | 1,376 | 1,757 | 1,633 | 21 | 163 | 155 |
| **Funded Status** | | | | | | |
| Funded Status of Plan | (182) | (369) | 354 | (16) | (260) | (175) |
| Unrecognized actuarial (gain)/loss | (144) | 497 | (587) | 8 | 123 | 42 |
| Unrecognized prior service cost | 178 | 34 | 110 | | 39 | 23 |
| Unrecognized transition assets | (31) | | (36) | | 87 | 96 |
| Currency conversion | | 26 | | | | |
| Net amount recognized at end of year | $ (179) | $ 188 | $ (159) | $ (8) | $ (11) | $ (14) |
| **Amounts recognized in the Balance Sheet Consist of** | | | | | | |
| Prepaid benefit cost | $ 1 | $ 219 | $ 1 | | | |
| Accrued benefit liability | (180) | (31) | (160) | $ (8) | $ (11) | $ (14) |
| Additional minimum liability | (29) | (453) | (14) | | | |
| Intangible asset | 5 | 37 | 5 | | | |
| Accumulated other comprehensive income | 24 | 416 | 9 | | | |
| Net amount recognized at end of year | $ (179) | $ 188 | $ (159) | $ (8) | $ (11) | $ (14) |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for PPL's domestic plans were $122 million, $110 million and $46 million as of December 31, 2002 and $79 million, $69 million and $26 million as of December 31, 2001.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets for PPL's international plans were $2.1 billion, $2.0 billion and $1.8 billion as of December 31, 2002 and $37 million, $27 million and $21 million as of December 31, 2001.

**Savings Plans**

Substantially all employees of PPL's subsidiaries are eligible to participate in deferred savings plans (401(k)s). Contributions to the plans charged to operating expense approximated $11 million, $10 million and $9 million in 2002, 2001 and 2000.

**Employee Stock Ownership Plan**

PPL sponsors a non-leveraged ESOP, in which substantially all employees, excluding those of PPL Global, PPL Montana, PPL Gas Utilities and the mechanical contractors, are enrolled after one year of credited service. Dividends paid on ESOP shares are treated as ordinary dividends by PPL. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the ESOP.

The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Contributions to the ESOP are allocated to eligible participants' accounts as of the end of each year, based 75% on shares held in existing participants' accounts and 25% on the eligible participants' compensation.

Amounts charged as compensation expense for ESOP contributions approximated $5 million in 2002 and $4 million in each of 2001 and 2000. These amounts were offset by the dividend-based contribution tax savings and had no impact on PPL's earnings.

ESOP shares outstanding at December 31, 2002 totaled 5,021,544, or 3% of total common shares outstanding, and are included in all EPS calculations.

**Postemployment Benefits**

Certain PPL subsidiaries provide health and life insurance benefits to disabled employees and income benefits to eligible spouses of deceased employees. Postemployment benefits charged to operating expenses were not significant in 2002, 2001 or 2000.

Certain of PPL Global subsidiaries, including Emel, EC, Elfec and Vidivision, provide limited non-pension benefits to all current employees. All active employees are entitled to benefits in the event of termination or retirement in accordance with government sponsored programs. These plans generally obligate a company to pay one month's salary per year of service to employees in the event of involuntary termination. Under certain plans, employees with five or more years of service are entitled to this payment in the event of voluntary or involuntary termination. There is no limit on the number of years of service in the calculation of the benefit obligation.

The liabilities for these plans are accounted for under the guidance of EITF 88-1 "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan" using what is commonly referred to as the "shut down" method, where a company records the undiscounted obligation as if it were payable at each balance sheet date. The combined liabilities for these plans at December 31, 2002 and 2001 were $6 million, and are recorded in "Deferred Credits and Noncurrent Liabilities – Other" on the Balance Sheet.

## 13. JOINTLY-OWNED FACILITIES

At December 31, 2002, subsidiaries of PPL owned undivided interests in the following facilities:

| | Ownership Interest | Electric Plant in Service | Other Property | Accumulated Depreciation | Construction Work in Progress |
|---|---|---|---|---|---|
| **PPL Generation** | | | | | |
| Generating Stations | | | | | |
| Susquehanna | 90.00% | $4,213 | | $3,530 | $59 |
| Keystone | 12.34% | 74 | | 47 | 18 |
| Wyman | 8.33% | 15 | | 3 | |
| Conemaugh | 16.25% | 187 | | 64 | 4 |
| Merrill Creek | | | | | |
| Reservoir | 8.37% | | $22 | 13 | |

Additionally, PPL Montana has a 50% undivided leasehold interest in Colstrip Units 1 and 2, as well as a 30% undivided leasehold interest in Colstrip Unit 3.

Each PPL Generation subsidiary provided its own funding for its share of the facility. Each receives a portion of the total output of the generating stations equal to its percentage ownership. The share of fuel and other operating costs associated with the stations is reflected on the Statement of Income.

## 14. COMMITMENTS AND CONTINGENT LIABILITIES

**Energy Purchases and Sales Commitments**

LIABILITY FOR ABOVE MARKET NUG CONTRACTS

In 1998, PPL Electric recorded a loss accrual for above market contracts with NUGs of $854 million, due to its generation business being deregulated. Effective January 1999, PPL Electric began reducing this liability as an offset to "Energy purchases" on the Statement of Income. This reduction is based on the estimated timing of the purchases from the NUGs and projected market prices for this generation. The final existing NUG contract expires in 2014. In connection with the corporate realignment, effective July 1, 2000, the remaining balance of this liability was transferred to PPL EnergyPlus. At December 31, 2002, the remaining liability associated with the above market NUG contracts was $427 million.

In the first quarter of 2002, PPL Energy Supply paid approximately $50 million to terminate the purchase commitment under an energy contract with one of the NUGs. The recorded liability associated with this NUG contract was $75 million. The excess of the liability over the termination payment resulted in a $25 million credit to "Energy purchases" on the Statement of Income.

WHOLESALE ENERGY COMMITMENTS

As part of the purchase of generation assets from Montana Power, PPL Montana agreed to supply electricity under two wholesale transition service agreements with Montana Power to serve its retail load not served by other providers or provided by Montana Power's remaining generation. The first agreement expired in December 2001, and the second agreement expired in June 2002. In addition, as part of its purchase of the generation assets from Montana Power, PPL Montana assumed a power purchase agreement and another power sales agreement. In accordance with purchase accounting guidelines, PPL Montana recorded liabilities of $118 million as the estimated fair value of these agreements at the acquisition date. These liabilities are being reduced over the terms of the agreements as adjustments to "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income. The unamortized balance of these liabilities at December 31, 2002 was $64 million and is included on the Balance Sheet in "Deferred Credits and Other Noncurrent Liabilities – Other."

On July 1, 2002, PPL EnergyPlus began to sell to NorthWestern an aggregate of 450 MW of energy to be supplied by PPL Montana. Under two five-year agreements, PPL EnergyPlus will supply 300 MW of around-the-clock electricity and 150 MW of unit-contingent on-peak electricity.

**Legal Matters**

PPL and its subsidiaries are involved in numerous legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the ultimate outcome of such matters, or whether such matters may result in material liabilities.

TAX ASSESSMENT APPEALS

Pursuant to changes in PURTA enacted in 1999, PPL subsidiaries have filed a number of tax assessment appeals in various Pennsylvania counties where PPL facilities are located. These appeals challenge existing local tax assessments, which now comprise the basis for payment of the PURTA tax on PPL's properties. Also, as of January 1, 2000, generation facilities are no longer taxed under PURTA, and these local assessments will be used directly to determine local real estate tax liability for PPL's power plants. In July 1999, PPL filed retroactive appeals for tax years 1998 and 1999, as permitted by the new law. In addition, PPL has filed appeals for 2000 and beyond, as permitted under normal assessment procedures. It is anticipated that assessment appeals may now be an annual occurrence.

Hearings on the pending appeals were held by the boards of assessment appeals in each county, and decisions have now been rendered by all counties. To the extent the appeals were denied or PPL was not otherwise satisfied with the results, PPL filed further appeals from the board decisions with the appropriate county Courts of Common Pleas.

Of the three pending proceedings in Pennsylvania, only the appeal concerning the assessed value of the Susquehanna nuclear station will result in annual local taxes exceeding $1 million. The county assessment of the Susquehanna station indicated a market value of $3.9 billion. Based on this value, the annual local taxes for the Susquehanna station would have been about $70 million. However, PPL was able to reach a settlement with the local taxing authorities in December 2000, for tax years 2000 and beyond. This settlement will result in the payment of annual local taxes of about $3 million. PPL and the local taxing authorities also reached a settlement concerning the 1998 and 1999 tax years which, if effectuated, would not result in any additional PURTA tax liability for PPL. This portion of the settlement with the local tax authorities is subject, however, to the outcome of claims asserted by certain intervenors which are described below.

In August 2000, over PPL's objections, the court permitted Philadelphia City and County, the Philadelphia School District and the Southeastern Pennsylvania Transportation Authority (SEPTA) (collectively, the "Philadelphia parties") to intervene in the case. The Philadelphia parties have intervened because they believe a change in the assessment of the plant will affect the amount they would collect under PURTA for the tax years 1998 and 1999. As part of the change in the law, the local real estate assessment determines what the 1998 and 1999 PURTA payments by PPL will be. In November 2000, the Philadelphia parties submitted their own appraisal report, which indicates that the taxable fair market value of the Susquehanna station under PURTA for 1998 and 1999 is approximately $2.3 billion. Based on this appraisal, PPL would have to pay up to an extra $213 million in PURTA taxes for tax years 1998 and 1999.

PPL's appeal of the Susquehanna station assessment for 1998 and 1999 was decided in its favor by the Luzerne County Court of Common Pleas. The Philadelphia parties appealed this decision to the Commonwealth Court, and PPL cross-appealed on the issue of the right of the Philadelphia parties to intervene. As a result of these proceedings and appeals, it is possible that a final determination of market value and the associated tax liability for 1998 and 1999 may not occur for several years.

See Note 19 for a description of the July 1, 2000 corporate realignment in which PPL Electric's generating plants in Pennsylvania were transferred to various PPL affiliates.

PPL Montana is currently protesting certain property tax assessments by the Montana Department of Revenue (MDOR) on its generation facilities. The tax liabilities in dispute are approximately $1.7 million for 2000, $1.8 million for 2001 and $8.6 million for 2002. PPL Montana's dispute with respect to most of the 2002 tax liablity is based on the assessed value used by MDOR for PPL Montana's hydroelectric facilities versus the assessed value used for the facilities of another hydroelectric generator in the state. The state tax appeals board is scheduled to hear the 2000 and 2001 disputes in early 2004, while the hearing for the 2002 dispute is expected to be later in 2004. In response to these tax disputes, the 2003 Montana legislature has either introduced or proposed several bills to further tax PPL Montana, including, but not limited to, bills that would increase the portion of the current wholesale electrical transaction tax paid by the company and increase PPL Montana's annual property taxes from approximately $15 million per year to an amount approaching $30 million per year. PPL Montana cannot predict the outcome of the tax assessment disputes or the likelihood that any such proposed legislation would ultimately become law.

MONTANA POWER SHAREHOLDERS' LITIGATION

In August 2001, a purported class-action lawsuit was filed by a group of shareholders of Montana Power against Montana Power, the directors of Montana Power, certain advisors and consultants of Montana Power and PPL Montana. The plaintiffs allege, among other things, that Montana Power was required to, and did not, obtain shareholder approval of the sale of Montana Power's generation assets to PPL Montana in 1999. Although most of the claims in the complaint are against Montana Power, its board of directors, and its consultants and advisors, two claims are asserted against PPL Montana. In the first claim, plaintiffs seek a declaration that because Montana Power shareholders did not vote on the 1999 sale of generating assets to PPL Montana, that sale "was null and void ab initio." The second claim alleges that PPL Montana was privy to and participated in a strategy whereby Montana Power would sell its generation assets to PPL Montana without first obtaining Montana Power shareholder approval, and that PPL Montana has made net profits in excess of $100 million as the result of this alleged illegal sale. In the second claim, plaintiffs request that the court impose a "resulting and/or constructive trust" on both the generation assets themselves and all profits, plus interest on the amounts subject to the trust. In November 2001, PPL Montana and the other defendants filed a motion to dismiss the plaintiffs' complaint on the basis that it fails to state a claim upon which relief may be granted, and the plaintiffs filed a motion for the lawsuit to be certified by the court as a class-action. In August 2002, the court denied this motion to dismiss, except as to certain matters not relating to PPL Montana, and granted the plaintiffs' motion for the certification of the lawsuit. In January 2003, the case was removed to the U.S. District Court in Montana. PPL cannot predict the outcome of this matter.

MONTANA HYDROELECTRIC INITIATIVE

On November 5, 2002, a proposed Montana Hydroelectric Security Act initiative was defeated on a statewide ballot by a better than 2 to 1 margin. Among the stated purposes of the initiative was to create an elected Montana public power commission to determine whether purchasing hydroelectric dams in Montana would be in the public interest. Such a commission could have decided to acquire any or all of the hydroelectric dams owned by PPL Montana either pursuant to a negotiated purchase or an acquisition at fair market value through the power of condemnation. PPL Montana had vigorously opposed the initiative along with several other Montana groups and individuals.

NORTHWESTERN CORPORATION LITIGATION

In connection with the acquisition of the Montana generation assets, the Montana Power APA, which was previously assigned to PPL Montana by PPL Global, includes a provision concerning the proposed purchase by PPL Montana of a portion of NorthWestern's interest in the 500-kilovolt Colstrip Transmission System (CTS) for $97 million. During 2002, PPL Montana had been in discussions with NorthWestern regarding the proposed purchase of the CTS and the claims that PPL Montana believes it has against NorthWestern arising from the Montana Power APA and related agreements. Notwithstanding such discussions, in September 2002, NorthWestern filed a lawsuit against PPL Montana in Montana state court seeking specific performance of PPL Montana's purchase of the CTS or, alternatively, damages for breach of contract. Pursuant to PPL Montana's application, the matter was removed to the U.S. District Court for the District of Montana, Butte Division. Following the removal of the matter to the federal court, PPL Montana moved to dismiss NorthWestern's claim for specific performance of PPL Montana's purchase of the CTS. NorthWestern subsequently asserted additional claims against PPL Montana arising under the Montana Power APA. In December 2002, NorthWestern filed a motion seeking summary judgment as to certain of its claims against PPL Montana. PPL Montana has opposed this summary judgment motion. The U.S. District Court has not yet ruled on either PPL Montana's motion to dismiss or NorthWestern's motion for summary judgment. PPL cannot predict the outcome of this litigation.

**Regulatory Issues**

CALIFORNIA ISO AND PACIFIC NORTHWEST

Through its subsidiaries, PPL has made approximately $18 million of sales to the California ISO, of which $17 million has not been paid to PPL subsidiaries. Given the myriad of electricity supply problems presently faced by the California electric utilities and the California ISO, PPL cannot predict whether or when it will receive payment. As of December 31, 2002, PPL has fully reserved for possible underrecoveries of payments for these sales.

Litigation arising out of the California electricity supply situation has been filed at the FERC and in California courts against sellers of energy to the California ISO. The plaintiffs and intervenors in these proceedings allege abuses of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, among other things, and seek price caps on wholesale sales in California and other western power markets, refunds of excess profits allegedly earned on these sales of energy, and other relief, including treble damages and attorneys' fees. Certain of PPL's subsidiaries have intervened in the FERC proceedings in order to protect their interests, but have not been named by any plaintiffs in any of the court actions alleging abuses of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws. However, in April 2002, PPL Montana was named by a defendant in a consolidated court proceeding, which combined into one master proceeding several of the lawsuits alleging antitrust violations and unfair trade practices. Specifically, one of the original generators being sued by the various plaintiffs in the consolidated court proceeding filed a cross-complaint against 30 other generators and power marketers, including PPL Montana. This generator denies that any unlawful, unfair or fraudulent conduct occurred or caused any harm to the plaintiffs, and explains that the plaintiffs' claims are completely barred by federal law. Nonetheless, this generator alleges that it filed its complaint against the other generators and power marketers in order to assist the court in resolving the proceeding and asserts that if it is found liable, the other generators and power marketers, including PPL Montana, caused, contributed to and/or participated in the plaintiffs' alleged losses. This litigation, originally brought in state court in California, had been removed to federal court in California.

In addition, PPL Montana has been named as a defendant in a declaratory judgment action initiated by the State of California to prevent certain members of the California Power Exchange from seeking compensation for the state's seizure of certain energy contracts. PPL Montana is a member of the California Power Exchange, but it has no energy contracts with or through the California Power Exchange and has not sought compensation in connection with the state's seizure.

Attorneys general in several western states, including California, have begun investigations related to the electricity supply situation in California and other western states. The FERC has determined that all sellers of energy into markets operated by the California ISO and the California Power Exchange, including PPL Montana, should be subject to refund liability for the period beginning October 2, 2000 through June 20, 2001 and has initiated an evidentiary hearing concerning refund amounts. The FERC also is considering whether to order refunds for spot market bilateral sales made in the Pacific Northwest, including sales made by PPL Montana during the period December 2000 through June 2001. The FERC Administrative Law Judge assigned to the Pacific

Northwest proceeding has recommended that no refunds be ordered for such sales into the Pacific Northwest. The FERC presently is considering this recommendation. The FERC has been conducting an additional investigation of alleged price manipulation in power markets in California and the western U.S. In connection with this investigation, the FERC has served several sets of data requests on sellers of energy in those markets, including PPL Montana. PPL Montana sold only a small amount of electricity into the California market during 2000 and 2001, and it did not sell any electricity into the California market during 2002. In its response to a FERC data request concerning PPL Montana's California trading strategies, PPL Montana explained that it did not engage in the type of California trading strategies that have been attributed to Enron. In responses to FERC data requests concerning whether PPL Montana and PPL EnergyPlus engaged in so-called "wash trades" in the western U.S., PPL Montana and PPL EnergyPlus explained that they have not, and do not, engage in such trades.

While PPL believes that it has not engaged in any improper trading practices, PPL cannot predict whether, or the extent to which, any of its subsidiaries will be the target of any additional governmental investigations or named in other lawsuits or refund proceedings, the outcome of any such lawsuits or proceedings or whether the ultimate impact on PPL of the electricity supply situation in California and other western states will be material.

MPSC ORDER

In June 2001, the MPSC issued an order (MPSC Order) in which it found that Montana Power must continue to provide electric service to its customers at tariffed rates until its transition plan under the Montana Electricity Utility Industry Restructuring and Customer Choice Act is finally approved, and that purchasers of generating assets from Montana Power must provide electricity to meet Montana Power's full load requirements at prices to Montana Power that reflect costs calculated as if the generating assets had not been sold. PPL Montana purchased Montana Power's interests in two coal-fired plants and 11 hydroelectric units in 1999, and NorthWestern purchased Montana Power's electricity delivery business in the first quarter of 2002.

In July 2001, PPL Montana filed a complaint against the MPSC with the U.S. District Court in Helena, Montana, challenging the MPSC Order. In its complaint, PPL Montana asserted, among other things, that the Federal Power Act preempts states from exercising regulatory authority over the sale of electricity in wholesale markets, and requested the court to declare the MPSC action preempted, unconstitutional and void. In addition, the complaint requested that the MPSC be enjoined from seeking to exercise any authority, control or regulation of wholesale sales from PPL Montana's generating assets. In March 2002, the District Court dismissed PPL Montana's lawsuit on procedural grounds, ruling that the Eleventh Amendment to the U.S. Constitution prevented PPL Montana from bringing the action in federal court. The District Court noted that the action could be filed in a state court in Montana. PPL Montana appealed the District Court's ruling to the United States Court of Appeals for the Ninth Circuit. In July 2002, the MPSC filed an unopposed motion for summary disposition of the appeal, requesting the Ninth Circuit to reverse the District Court's ruling and send the case back to the District Court in light of a recent Eleventh Amendment decision by the U.S. Supreme Court. In October 2002, the Ninth Circuit granted the MPSC's unopposed motion, vacated the District Court's ruling and sent the case back to the District Court.

In January 2003, the MPSC voted 5-0 to rescind the MPSC Order in its entirety, without prejudice to future MPSC actions. At such time as the MPSC Order is no longer subject to appellate review, PPL Montana and the MPSC will file a stipulation providing for withdrawal of PPL's complaint, without prejudice to refile such complaint in the future.

PJM CAPACITY TRANSACTIONS

In November 2001, the PJM Market Monitor publicly released a report prepared for the PUC entitled "Capacity Market Questions" relating to the pricing of installed capacity in the PJM daily market during the first quarter of 2001. The report concludes that PPL EnergyPlus (identified in the report as "Entity 1") was able to exercise market power to raise the market-clearing price above the competitive level during that period. PPL EnergyPlus does not agree with the Market Monitor's conclusions that it exercised market power; in addition, the Market Monitor acknowledged in his report that PJM's standards and rules did not prohibit PPL EnergyPlus' conduct. In November 2001, the PUC issued an Investigation Order directing its Law Bureau to conduct an investigation into PJM capacity market and the allegations in the Market Monitor's report. In June 2002, the PUC issued an investigation report alleging, among other things, that PPL had "unfairly manipulated electricity markets in early 2001," and that "there was an unlawful exercise of market power and market rules gaming by PPL" that was damaging to wholesale and retail electricity markets in Pennsylvania. The PUC stated that it was not authorized to, and was not attempting to, adjudicate the merits of PPL's defenses to these charges, but has referred the matter to the U.S. Department of Justice – Antitrust Division, or DOJ, the FERC and the Pennsylvania Attorney General. PPL had previously responded to certain information requests of the DOJ in connection with a civil investigative demand regarding capacity transactions in PJM, and PPL has agreed to provide the Office of the Pennsylvania Attorney General with any information that it provided to the DOJ. In addition, in July 2002, PPL appealed the PUC order to the Commonwealth Court of Pennsylvania. Since the PUC clarified that its report has no precedential value and should be given no weight in any future proceedings, PPL consented to having its appeal dismissed by the Commonwealth Court. Accordingly, the Commonwealth Court dismissed the appeal in September 2002. Although PPL believes that the PUC's report is inaccurate, that its conclusions are groundless, and that PPL acted ethically and legally, in compliance with all applicable laws and regulations, PPL cannot predict the outcome or extent of any investigations, litigation or other proceedings related to this matter.

In September 2002, PPL was served with a complaint filed by Utilimax.com, Inc., which was a member of PJM, in the U.S. District Court for the Eastern District of Pennsylvania against PPL and PPL EnergyPlus alleging, among other things, violations of the federal antitrust laws in connection with the capacity transactions described in the PJM Market Monitor report. In addition, in December 2002, PPL was served with a complaint against PPL, PPL EnergyPlus and PPL Electric filed in the same court by a group of 14 Pennsylvania boroughs that apparently alleges, in broad terms, similar violations of the federal antitrust laws. These boroughs are wholesale customers of PPL Electric. Although PPL believes the claims under both complaints are without merit and intends to defend the actions vigorously, it cannot predict the outcome of these matters.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FERC MARKET-BASED RATE AUTHORITY

In December 1998, the FERC issued an order authorizing PPL EnergyPlus to make wholesale sales of electric power and related products at market-based rates. In that order, the FERC directed PPL EnergyPlus to file an updated market analysis within three years of the date of the order, and every three years thereafter. PPL EnergyPlus filed its initial updated market analysis in December 2001. Several parties thereafter filed interventions and protests requesting that, in light of the PJM Market Monitor's report described above, PPL EnergyPlus be required to provide additional information demonstrating that it has met the FERC's market power tests necessary for PPL EnergyPlus to continue its market-based rate authority. PPL EnergyPlus has responded that the FERC does not require the economic test suggested by the intervenors and that, in any event, it would meet such economic test if required by the FERC. PPL EnergyPlus cannot predict the outcome of this matter.

*FERC NOTICE OF PROPOSED RULEMAKING*

In July 2002, the FERC issued a Notice of Proposed Rulemaking entitled "Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design." The proposed rule is currently available for public comment, with a final rule expected in late 2003. The proposed rule contains a proposed implementation date of July 31, 2003. However, since the issuance of the proposed rule, the FERC has announced several delays in the comment deadlines. Thus, any implementation dates are likely to be later than originally projected. This far-reaching proposed rule, in its current form, purports to establish uniform transmission rules and establish a standard market design by, among other things:

- enacting standard transmission tariffs and uniform market mechanisms,
- monitoring and mitigating "market power,"
- managing transmission congestion through pricing and tradable financial rights,
- requiring independent operational control over transmission facilities,
- forming state advisory committees on regional transmission organizations and resource adequacy, and
- exercising FERC jurisdiction over all transmission service.

If adopted, this proposed rule may have a significant impact on PPL and its subsidiaries, which cannot be predicted at this time.

U.K. ELECTRICITY REGULATION

The principal legislation governing the structure of the electricity industry in Great Britain is the Electricity Act 1989 (the "Electricity Act"), as amended by the Utilities Act 2000 (the "Utilities Act").

The provisions in the Utilities Act include the replacement of individual gas and electricity regulators with the Gas and Electricity Markets Authority (the "Regulator"). The principal objective of the Regulator is to protect the interests of consumers, wherever appropriate, by promoting effective competition in electricity generation and supply. There currently is no competition in electricity distribution.

Each distribution business constitutes a natural regional monopoly and is subject to control on the prices it can charge and the quality of supply it must provide. The operations of WPD are regulated under its distribution licenses, pursuant to which income generated is subject to an allowed revenue regulatory framework that provides economic incentives to minimize operating, capital and financing costs. Under the Electricity Act, WPD is under a statutory duty to connect any customer requiring electricity within their area and to maintain that connection. The allowed revenue that is recovered from electricity supply businesses through charges by the Distribution Network Operator (DNO) made for the use of the distribution network is regulated on the basis of the Retail Price Index (RPI) minus X formula. The allowed revenue is increased by RPI minus X during the tenure of each price control period. (RPI is a measure of inflation and equals the percentage change in the U.K. RPI between the six-month period of July to December in the previous year. The X factor is established by the Regulator following review and represents an annual efficiency factor.) The Regulator currently sets the Distribution Price Control Formula for five-year periods.

The current Distribution Price Control Formula permits DNOs, within a review period, to partially retain additional revenues due to increased distribution of units and to retain all increases in operating profit due to efficient operations and the reduction of expenses (including financing costs). The Regulator may reduce this increase in operating profit through a one-off price reduction in the first year of the new pricing regime, if the Regulator determines that it is not a function of efficiency savings, or, if genuine efficiency savings have been made, and the Regulator determines that customers should benefit through lower prices.

In December 1999, the Regulator published final price proposals for distribution price control for the 12 DNOs in England and Wales. These proposals represented a reduction to distribution prices of 20% for WPD (South West) and 26% for WPD (South Wales) effective April 2000, followed by a reduction in real terms (i.e., before inflation is taken into account) of 3% each year from April 2001. This price control is scheduled to operate until March 2005.

Improvements in quality of supply form an important part of the final proposals. Revised targets for system performance, in terms of the security and availability of supply, were proposed with new targets for reductions in minutes lost and interruptions.

The Regulator has introduced a quality of service incentive plan for the period from April 2002 to March 2005. Companies will be penalized annually up to 2% of revenue for failing to meet their quality of supply targets for the incentive plan. The plan includes a mechanism for rewarding companies which exceed their targets based on their rate of improvement of performance during the period and a process for rewarding exceptional performance by specifying how the targets will be reset.

Distribution businesses must also meet the Guaranteed and Overall Standards of Performance, which are set by the Regulator to ensure an appropriate level of quality of supply. If a company fails to provide the level of service specified, it must make a fixed payment to the retail customer affected.

**Environmental Matters – Domestic**

Due to the environmental issues discussed below or other environmental matters, PPL subsidiaries may be required to modify, replace or cease operating certain facilities to comply with statutes, regulations and actions by regulatory bodies or courts. In this regard, PPL subsidiaries also may incur capital expenditures or operating expenses in amounts which are not now determinable, but which could be significant.

AIR

The Clean Air Act deals, in part, with acid rain, attainment of federal ambient ozone standards and toxic air emissions in the U.S. PPL's subsidiaries are in substantial compliance with the Clean Air Act.

The Bush administration and certain members of Congress have made proposals regarding possible amendments to the Clean Air Act. These amendments could require significant further reductions in nitrogen oxide, sulfur dioxide and mercury and could possibly require measures to limit carbon dioxide.

The Pennsylvania DEP has finalized regulations requiring further seasonal (May-June) nitrogen oxide reductions to 80% from 1990 levels starting in 2003. These further reductions are based on the requirements of the Northeast Ozone Transport Region Memorandum of Understanding and two EPA ambient ozone initiatives: the September 1998 EPA State Implementation Plan (SIP) call (i.e., EPA's requirement for states to revise their SIPs) issued under Section 110 of the Clean Air Act, requiring reductions from 22 eastern states, including Pennsylvania; and the EPA's approval of petitions filed by Northeastern states, requiring reductions from sources in 12 Northeastern states and Washington D.C., including PPL sources. The EPA's SIP-call was substantially upheld by the D.C. Circuit Court of Appeals on challenge. Although the Court extended the implementation deadline to May 2004, the Pennsylvania DEP has not changed its rules accordingly. PPL expects to achieve the 2003 nitrogen oxide reductions with the recent installation of SCR technology on the Montour units, and may install SCR technology on one or more Brunner Island units at a later date.

The EPA has also developed new standards for ambient levels of ozone and fine particulates in the U.S. These standards have been upheld following court challenges. The new particulates standard may require further reductions in sulfur dioxide and year-round nitrogen oxide reductions commencing in 2010–2012 at SIP-call levels in Pennsylvania for certain PPL subsidiaries, and at slightly less stringent levels in Montana. The revised ozone standard is not expected to have a material effect on facilities of PPL subsidiaries.

Under the Clean Air Act, the EPA has been studying the health effects of hazardous air emissions from power plants and other sources in order to determine what emissions should be regulated, and has determined that mercury and nickel emissions must be regulated. The EPA may determine that other hazardous air emissions from power plants should be regulated. In this regard, the EPA is expected to develop mercury and nickel regulations by 2004.

In 1999, the EPA initiated enforcement actions against several utilities, asserting that older, coal-fired power plants operated by those utilities have, over the years, been modified in ways that subject them to more stringent "New Source" requirements under the Clean Air Act. The EPA has since issued notices of violation and commenced enforcement activities against other utilities. Although the EPA has threatened to continue expanding its enforcement actions, the future direction of the "New Source" requirements is presently unclear. Therefore, at this time, PPL is unable to predict whether such EPA enforcement actions will be brought with respect to any of its affiliates' plants. However, the EPA regional offices that regulate plants in Pennsylvania (Region III) and Montana (Region VIII) have indicated an intention to issue information requests to all utilities in their jurisdiction. The Region VIII office issued such a request to PPL Montana's Corette plant in 2000, and the Region III office issued such a request to PPL Generation's Martins Creek plant in 2002. PPL and its subsidiaries have responded to both of these information requests. PPL cannot presently predict what, if any, action the EPA might take in this regard. Should the EPA or any state initiate one or more enforcement actions against PPL or its subsidiaries, compliance with any such enforcement actions could result in additional capital and operating expenses in amounts which are not now determinable, but which could be significant.

The EPA has finalized some changes to its "New Source" regulations, which do not significantly affect PPL's plants. However, the EPA is also proposing to further revise its regulations in a way that will require power plants to meet "New Source" performance standards and/or undergo "New Source" review for many maintenance and repair activities that are currently exempt.

The New Jersey DEP and some New Jersey residents have raised environmental concerns with respect to the Martins Creek plant, particularly with respect to sulfur dioxide emissions and the opacity of the plume. PPL Martins Creek is discussing these concerns with the New Jersey DEP. The cost of addressing New Jersey's sulfur dioxide concerns and opacity issues is not now determinable but could be significant.

WATER/WASTE

A final NPDES permit has been issued to the Brunner Island generating plant. The permit contains a provision requiring further studies on the thermal impact of the cooling water discharge from the plant. Depending on the outcome of these studies, the plant could be subject to capital and operating costs that are not now determinable, but which could be significant.

The EPA has significantly tightened the water quality standard for arsenic. The revised standard may require several PPL subsidiaries to further treat wastewater and/or take abatement action at their power plants, the cost of which is not now determinable, but which could be significant.

The EPA recently finalized requirements for new or modified water intake structures. These requirements will affect where generating facilities are built, will establish intake design standards, and could lead to requirements for cooling towers at new and modified power plants. Another new rule, expected to be finalized in 2004, will address existing structures. Each of these rules could impose significant operating costs on PPL subsidiaries, which are not now determinable, but which could be significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUPERFUND AND OTHER REMEDIATION

In 1995, PPL Electric entered into a consent order with the Pennsylvania DEP to address a number of sites where it may be liable for remediation. This may include potential PCB contamination at certain PPL Electric substations and pole sites; potential contamination at a number of coal gas manufacturing facilities formerly owned or operated by PPL Electric; and oil or other contamination which may exist at some of PPL Electric's former generating facilities. As of December 31, 2002, work has been completed on over 90% of the sites included in the consent order.

In 1996, PPL Gas Utilities entered into a similar consent order with the Pennsylvania DEP to address a number of sites where subsidiaries of PPL Gas Utilities may be liable for remediation. The sites primarily include former coal gas manufacturing facilities. Subsidiaries of PPL Gas Utilities are also investigating the potential for any mercury contamination from gas meters and regulators. Accordingly, PPL Gas Utilities and Pennsylvania DEP have agreed to add 72 meter/regulation sites to the consent order. As of December 31, 2002, PPL Gas Utilities had addressed 15% of the sites under its consent order.

At December 31, 2002, PPL Electric and PPL Gas Utilities had accrued approximately $4 million and $10 million, representing the estimated amounts they will have to spend for site remediation, including those sites covered by each company's consent orders mentioned above. Depending on the outcome of investigations at sites where investigations have not been completed, the costs of remediation and other liabilities could be substantial.

In conjunction with its 1999 sale of generating assets to PPL Montana, Montana Power prepared a Phase I and Phase II Environmental Site Assessment. The assessment identifies approximately $7 million of future capital expenditures through the year 2020 related to various groundwater remediation issues. Additional capital expenditures could be required in amounts which are not now determinable, but which could be significant.

In 1999, the Montana Supreme Court held in favor of several citizens' groups that the right to a clean and healthful environment is a fundamental right guaranteed by the Montana Constitution. The court's ruling could result in significantly more stringent environmental laws and regulations, as well as an increase in citizens' suits under Montana's environmental laws. The effect on PPL Montana of any such changes in laws or regulations or any such increase in legal actions is not currently determinable, but it could be significant.

Under the Montana Power APA, PPL Montana is indemnified by Montana Power for any pre-acquisition environmental liabilities. However, this indemnification is conditioned on certain circumstances and subject to certain limitations set forth in the Montana Power APA, including circumstances under which PPL Montana and Montana Power would share in certain costs. As a result of the acquisition by NorthWestern of Montana Power's electricity delivery business, PPL Montana will pursue any such indemnification claims against NorthWestern.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in material additional operating costs for PPL subsidiaries that cannot be estimated at this time.

ASBESTOS

There have been increasing litigation claims throughout the U.S. based on exposure to asbestos against companies that manufacture or distribute asbestos products or that have these products on their premises. Certain of PPL's generation subsidiaries and certain of its energy services subsidiaries, such as those that have supplied, may have supplied or installed asbestos material in connection with the repair or installation of heating, ventilating and air conditioning systems, have been named as defendants in asbestos-related lawsuits. PPL cannot predict the outcome of these lawsuits or whether additional claims may be asserted against its subsidiaries in the future. PPL does not expect that the ultimate resolution of the current lawsuits will have a material adverse effect on its financial condition.

ELECTRIC AND MAGNETIC FIELDS

Concerns have been expressed by some members of the public regarding the potential health effects of EMFs. These fields are emitted by all devices carrying electricity, including electric transmission and distribution lines and substation equipment. Government officials in the U.S. and the U.K. have focused attention on this issue. PPL and its subsidiaries support the current efforts to determine whether EMFs cause any human health problems and are taking steps to reduce EMFs, where practical, in the design of new transmission and distribution facilities. PPL is unable to predict what effect, if any, the EMF issue might have on its operations and facilities either in the U.S. or abroad, and the associated cost, or what, if any, liabilities it might incur related to the EMF issue.

LOWER MT. BETHEL

See Note 10 for a discussion of air and noise issues associated with the development of the Lower Mt. Bethel project.

**Environmental Matters – International**

U.K.

WPD's distribution businesses are subject to numerous regulatory and statutory requirements with respect to environmental matters. WPD believes it has taken and continues to take measures to comply with the applicable laws and governmental regulations for the protection of the environment. There are no material legal or administrative proceedings pending against WPD with respect to any environmental matter. See "Environmental Matters-Domestic-Electric and Magnetic Fields" for a discussion of EMFs.

LATIN AMERICA

Certain of PPL's affiliates have electric distribution operations in Latin America. PPL believes that these operations are in compliance in all material respects with all applicable laws and government regulations to protect the environment. PPL is not aware of any material administrative proceeding against these companies with respect to any environmental matter.

**Other**

COMMITMENTS – ACQUISITIONS, DEVELOPMENT AND LEASE ACTIVITIES

At December 31, 2002, PPL Global and its subsidiaries had approximately $1 million of outstanding purchase commitments related to domestic construction projects. In addition, a lessor had $47 million of purchase commitments for domestic construction projects for which a PPL subsidiary is the construction agent. PPL's exposure is limited to the guarantees under the operating lease. See Note 10 for additional information on guarantees under operating lease arrangements.

NUCLEAR INSURANCE

PPL Susquehanna is a member of certain insurance programs which provide coverage for property damage to members' nuclear generating stations. Facilities at the Susquehanna station are insured against property damage losses up to $2.75 billion under these programs. PPL Susquehanna is also a member of an insurance program which provides insurance coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions. Under the property and replacement power insurance programs, PPL Susquehanna could be assessed retroactive premiums in the event of the insurers' adverse loss experience. Effective April 1, 2002, this maximum assessment increased from $20 million to $40 million, to increase the insurer's capacity to cover catastrophic losses.

PPL Susquehanna's public liability for claims resulting from a nuclear incident at the Susquehanna station is limited to about $9.55 billion under provisions of The Price Anderson Amendments Act of 1988. PPL Susquehanna is protected against this liability by a combination of commercial insurance and an industry assessment program. In the event of a nuclear incident at any of the reactors covered by The Price Anderson Amendments Act of 1988, PPL Susquehanna could be assessed up to $176 million per incident, payable at $20 million per year.

GUARANTEES AND OTHER ASSURANCES

In the normal course of business, PPL and its subsidiaries enter into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, standby letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of credit to accomplish the subsidiaries' intended commercial purposes.

PPL and its subsidiaries provide certain guarantees on behalf of third parties that are required to be disclosed in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." See Note 22 for a discussion of FIN 45 and the impact of adoption. The guarantees provided on behalf of third parties as of December 31, 2002 are discussed below.

PPL or its subsidiaries provide guarantees in the amount of approximately $20 million, as of December 31, 2002, related to debt of unconsolidated entities. The guarantees are reduced as the related debt balances decline, and they expire from June 2006 to April 2009.

As of December 31, 2002, PPL Energy Supply has letters of credit totaling $4 million issued under its $500 million credit facility on behalf of PPL and PPL Gas Utilities. These letters of credit expire in 2003 and 2004.

PPL Energy Supply provides a guarantee in the amount of approximately $11 million, as of December 31, 2002, related to debt of an unconsolidated entity. This guarantee is reduced as the debt balance declines, and it expires in April 2009.

PPL Generation has entered into certain partnership arrangements for the sale of coal to third parties. PPL Generation has also executed support agreements for the benefit of these third party purchasers pursuant to which it guarantees the partnerships' obligations in an amount up to its pro rata ownership interest in the partnerships. PPL Generation's maximum aggregate exposure under these support arrangements is approximately $9 million.

Certain PPL Generation subsidiaries provide residual value guarantees under the operating leases for the Sundance, University Park and Lower Mt. Bethel generating facilities. See Note 10 for further discussion of these residual value guarantees.

PPL Susquehanna is contingently obligated to pay $40 million related to potential retroactive premiums that could be assessed under its nuclear insurance program. See "Nuclear Insurance" for additional information. PPL Susquehanna also has payment obligations related to decommissioning its nuclear generation plant. See Note 6 for further discussion.

PPL EnergyPlus is party to a wide range of energy trading or purchase and sale agreements pursuant to which the parties indemnify each other for any damages arising from events that occur while the indemnifying party has title to the electricity or natural gas. For example, in the case of the party that is delivering the product, such party would be responsible for damages arising from events occurring prior to delivery. The overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated.

In connection with their sales of various businesses, WPD and its affiliates have provided the purchasers with indemnifications that are standard for such transactions, including indemnifications for certain pre-existing liabilities and environmental and tax matters. In addition, in connection with certain of these sales, WPD and its affiliates have agreed to continue their obligations under existing third party guarantees, either for a set period of time following the transactions or upon the condition that the purchasers make reasonable efforts to terminate the guarantees. They have also guaranteed the payment of up to $44 million under a contract assigned as part of one of these sales. Finally, WPD and its affiliates remain secondarily responsible for lease payments under certain leases that they have assigned to third parties. These various indemnifications, guarantees and lease obligations vary in duration and in the maximum potential payment, which cannot be estimated but which in the aggregate could be material. To date, neither WPD nor any of its affiliates have made any significant payments with respect to these indemnifications, guarantees or lease obligations, and they do not expect any future payments to be significant.

Certain acquisition agreements relating to the acquisition of mechanical contractors contain provisions that require a PPL Energy Supply subsidiary to make guaranteed payments and/or contingent payments based upon the profitability of the business unit or if specified minimum revenue requirements are met. The maximum potential amount of these contingent payments outstanding at December 31, 2002 is not considered material.

PPL Electric provides a guarantee in the amount of approximately $7 million, as of December 31, 2002, related to debt of an unconsolidated entity. The guarantee expires in June 2008.

PPL Electric also provides residual value guarantees to lessors under its operating leases for vehicles and other equipment. As of December 31, 2002, the maximum amount of the residual value guarantees for these leases was approximately $93 million.

PPL Montana may be obligated under certain circumstances to pay a termination value to the lessor under the operating leases for the Colstrip generating plants. See Note 10 for further discussion of the termination value payment.

PPL Montana also provides residual value guarantees to the lessor under its operating lease for certain equipment. As of December 31, 2002, the maximum amount of the residual value guarantees for this lease was approximately $4 million.

The operating lease arrangements described above and the companies' or their subsidiaries' other lease arrangements include certain indemnifications in favor of the lessors (e.g., indemnifications for environmental matters) with terms that range in duration and scope and that are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. As of December 31, 2002, none of PPL or its subsidiaries has recorded any liability on their financial statements in connection with these indemnification obligations, as they do not believe, based on information currently available, that it is probable that any amounts will be paid under these guarantees.

In connection with many of their financing transactions, PPL and its subsidiaries engage trustees or custodial, escrow or other agents to act for the benefit of the investors or to provide other agency services. PPL and its subsidiaries typically provide indemnification to these agents for any liability or expenses incurred by them in performing their obligations. No liability is recorded for these indemnifications because the companies believe that it is unlikely that they will be required to perform or otherwise incur any losses associated with these indemnification provisions.

PPL and its subsidiaries also have various guarantees in contracts that they enter into in the normal course of business. These guarantees are primarily in the form of indemnities that range in duration and coverage and that do not explicitly state the amount of the indemnification obligation. These guarantees would only result in immaterial increases in future costs and do not represent significant commitments or contingent liabilities of the indebtedness of others. To date, none of PPL or its subsidiaries has made any significant payments for these indemnification obligations.

PPL, on behalf of itself and its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage requires a $4 million deductible per occurrence and provides maximum aggregate coverage of approximately $175 million. This insurance may be applicable to certain obligations under the contractual arrangements discussed above.

## 15. RELATED PARTY TRANSACTIONS

**Intercompany Transactions**

The subsidiaries of PPL engage in intercompany transactions. These transactions include the sale of energy, intercompany financings and allocations of corporate costs. All significant intercompany transactions between PPL subsidiaries are eliminated in the consolidated financial statements of PPL.

## 16. OTHER INCOME – NET

The breakdown of Other Income was as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Other Income** | | | |
| Interest income | **$28** | $15 | $13 |
| Equity earnings | **2** | (2) | 1 |
| Gain by WPD on the disposition of property | **6** | | |
| Miscellaneous | **15** | 24 | 11 |
| Total | **51** | 37 | 25 |
| **Other Deductions** | | | |
| Write-off regulatory asset – PA Pilot Program | | | 12 |
| Miscellaneous | **18** | 20 | 20 |
| Other Income – net | **$33** | $17 | $ (7) |

## 17. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

PPL adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. Upon adoption and in accordance with the transition provisions of SFAS 133, PPL recorded a cumulative-effect credit of $11 million in earnings, included as an increase to "Wholesale energy marketing" revenues and a decrease to "Energy purchases" on the Statement of Income. PPL also recorded a cumulative-effect charge of $182 million in "Accumulated other comprehensive loss," a component of Common Equity. As of December 31, 2002, the balance in "Accumulated other comprehensive loss" related to unrealized gains and losses on qualifying derivatives was a net gain of $7 million, as a result of reclassifying part of the transition adjustment into earnings, changes in market prices and the adoption of DIG Issue C15 (see discussion in "Implementation Issues" below).

**Management of Market Risk Exposures**

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- Commodity price risk for energy and energy-related products associated with the sale of electricity from our generating assets, the purchase of fuel for the generating assets and energy trading activities;
- Interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning fund;
- Foreign currency exchange rate risk associated with investments in affiliates in Latin America and Europe, as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning fund.

PPL has a comprehensive risk management policy approved by the Board of Directors to manage the market risk and counterparty credit risk. The RMC, comprised of senior management and chaired by the Vice President – Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with risk policies and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations, and other risk measurement metrics. In addition, efforts are ongoing to develop systems to improve the timeliness, quality and breadth of market and credit risk information.

PPL utilizes forward contracts, futures contracts, options and swaps as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. All derivatives are recognized on the balance sheet at their fair value, unless they meet SFAS 133 criteria for exclusion (see discussion in "Implementation Issues" below).

**Fair Value Hedges**

PPL subsidiaries enter into financial or physical contracts to hedge a portion of the fair value of firm commitments of forward electricity sales. These contracts range in maturity through 2006. Additionally, PPL and its subsidiaries enter into financial contracts to hedge fluctuations in market value of existing debt issuances. These contracts range in maturity through 2029.

PPL recognized the following net gains, after-tax, resulting from firm commitments that no longer qualified as fair value hedges (reported in "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income): $0 in 2002 and $7 million in 2001.

PPL did not recognize any gains/(losses) resulting from the ineffective portion of fair value hedges for the twelve months ended December 31, 2002 or 2001.

**Cash Flow Hedges**

PPL subsidiaries enter into financial and physical contracts, including forwards, futures and swaps, to hedge the price risk associated with electric, gas and oil commodities. Additionally, PPL and its subsidiaries enter into financial interest rate swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. These contracts and swaps range in maturity through 2006. PPL also enters into foreign currency forward contracts to hedge exchange rates associated with firm commitments denominated in foreign currencies and to hedge the net investment of foreign operations. These forward contracts range in maturity through 2028.

Cash flow hedges may be discontinued because it is probable that the original forecasted transaction will not occur by the end of the originally specified time period. PPL discontinued certain cash flow hedges which resulted in the following net losses, after-tax, reclassifications (reported in "Wholesale energy marketing" revenues, "Energy purchases" and "Interest Expense" on the Statement of Income): $(9) million in 2002 and $(14) million in 2001.

Due to hedge ineffectiveness, PPL reclassified the following net gains/(losses), after-tax, (reported in "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income): $(2) million in 2002 and $0 in 2001.

As of December 31, 2002, the deferred net loss, after-tax, on derivative instruments in "Accumulated other comprehensive income" expected to be reclassified into earnings during the next twelve months (excluding derivative activities of equity investments) was $4 million.

The following table shows the change in accumulated unrealized gains or losses on derivatives in other comprehensive income for the following periods:

| | **2002** | 2001 |
|---|---|---|
| Beginning accumulated derivative gain | **$ 23** | |
| Cumulative effect of a change in accounting principle at January 1, 2001 | | $(182) |
| Net change associated with current period hedging activities and other | **9** | 221 |
| Net change associated with C15 accounting change [a] | **(11)** | |
| Net change from reclassification into earnings | **(14)** | (16) |
| Ending accumulated derivative gain | **$ 7** | $ 23 |

[a] In June 2001, the FASB cleared DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity," which extends the normal purchases and normal sales exception to electricity purchase and sale agreements meeting certain criteria. The mark-to-market value recorded in accumulated other comprehensive income as of December 31, 2002 is being amortized through the original delivery terms of the contracts.

**Implementation Issues**

On June 29, 2001, the FASB issued definitive guidance on DIG Issue C15: "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." Issue C15 provides additional guidance on the classification and application of SFAS 133 relating to purchases and sales of electricity utilizing forward contracts and options. This guidance became effective as of July 1, 2001. In December 2001, the FASB revised the guidance in Issue C15, principally related to the eligibility of options for the normal purchases and normal sales exception. The revised guidance was effective January 1, 2002.

Purchases and sales of forward electricity and option contracts that require physical delivery and which are expected to be used or sold by the reporting entity in the normal course of business would generally be considered "normal purchases and normal sales" under SFAS 133. These transactions, while within the scope of SFAS 133, are not required to be marked to fair value in the financial statements because they qualify for the normal purchases and sales exception. As of December 31, 2002 and December 31, 2001, "Accumulated other comprehensive income" included a net gain of an insignificant amount and $11 million, respectively, related to forward transactions classified as cash flow hedges prior to adoption of DIG Issue C15. This gain will be reversed from "Accumulated other comprehensive income" and recognized in earnings as the contracts deliver through 2008.

In December 2001, the FASB revised guidance on DIG Issue C16, "Scope Exceptions: Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and a Purchased Option Contract." Issue C16 provides additional guidance on the classification and application of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," relating to purchases and sales of electricity utilizing forward contracts and options, as well as the eligibility of fuel contracts for the normal purchases and normal sales exception. The revised guidance was effective April 1, 2002. PPL had no financial statement impact from the revised guidance on fuel contracts classified as normal.

PPL adopted the final provisions of EITF 02-3 during the fourth quarter of 2002. As such, PPL now reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Under the accrual method of accounting, unrealized gains and losses are not reflected in the financial statements. Prior periods have been reclassified. PPL did not need to record a cumulative effect of this change in accounting principle, because all non-derivative energy-related trading contracts had been shown in the financial statements at their amortized cost. This reflected modeling reserves that incorporated the lack of independence in valuing contracts for which there were no external market prices.

The financial statement impact of netting energy trading activities is as follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Prior classification | | | |
| Wholesale energy marketing | **$596** | $690 | $1,186 |
| Energy purchases | **577** | 653 | 1,139 |
| Net energy trading margins | **$ 19** | $ 37 | $ 47 |

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Credit Concentration**

PPL and its subsidiaries enter into contracts with many entities for the purchase and sale of energy. Most of these contracts are considered a normal part of doing business and, as such, the mark-to-market value of these contracts is not reflected in the financial statements. However, the mark-to-market value of these contracts is considered when committing to a new business from a credit perspective.

PPL and its subsidiaries have credit exposures to energy trading partners. The majority of these exposures were the mark-to-market value of multi-year contracts for energy sales. Therefore, if these counterparties fail to perform their obligations under such contracts, the companies would not experience an immediate financial loss, but would experience lower revenues in future years to the extent that replacement sales could not be made at the same prices as sales under the defaulted contracts.

At December 31, 2002, PPL had a credit exposure of $162 million to energy trading partners. Five counterparties accounted for 58% of this exposure. No other individual counterparty accounted for more than 3% of the exposure. With one exception, each of the five primary counterparties had an investment grade credit rating from Standard & Poor's. The non-investment grade counterparty has agreed to accelerated payment provisions under its contracts with PPL Montana that substantially reduce PPL Montana's exposure.

PPL and its subsidiaries have the right to request collateral from each of these counterparties, except for one government agency, in the event their credit rating falls below investment grade. It is also the policy of PPL and its subsidiaries to enter into netting agreements with all of their counterparties to minimize credit exposure.

**Enron Bankruptcy**

In connection with the December 2001 bankruptcy filings by Enron Corporation and its affiliates (collectively "Enron"), certain PPL subsidiaries terminated certain electricity, gas and other trading agreements with Enron. PPL and its subsidiaries' 2001 earnings exposure associated with termination of these contracts was approximately $8 million after-tax, and is recorded in "Wholesale energy marketing" and "Energy purchases" on the Statement of Income. Additionally, certain of these contracts with Enron extended through 2006, and were at prices more favorable to PPL than current market prices. However, there was no further accounting charge to be recorded.

In October 2002, certain PPL subsidiaries filed proofs of claim in Enron's bankruptcy proceedings, in an aggregate amount of approximately $50 million. PPL and its subsidiaries cannot predict the amounts, if any, that they will recover as a result of their claims in the Enron bankruptcy proceedings.

## 18. GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, PPL and its subsidiaries adopted SFAS 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill at the reporting unit level. A reporting unit is a segment or one level below a segment (referred to as a component). Intangible assets other than goodwill that are not subject to amortization are also required to undergo an annual impairment test. PPL changed the classification of certain intangible assets on the balance sheet upon adopting SFAS 142. Previously reported information has been restated to conform to the current presentation. The following information is disclosed in accordance with SFAS 142.

**Acquired Intangible Assets**

The carrying amount and the accumulated amortization of acquired intangible assets were as follows:

| | **December 31, 2002** | | December 31, 2001 | |
|---|---|---|---|---|
| | **Carrying Amount** | **Accumulated Amortization** | Carrying Amount | Accumulated Amortization |
| Land and transmission rights | **$242** | **$89** | $247 | $86 |
| Emission allowances | **41** | | 36 | |
| Licenses and other | **42** | **6** | 33 | 4 |
| | **$325** | **$95** | $316 | $90 |

Current intangible assets are included in "Current Assets – Other," and long-term intangible assets are included in "Goodwill and other intangibles" on the Balance Sheet.

Amortization expense was approximately $5 million for 2002. Amortization expense is estimated at $5 million per year for 2003 through 2007.

**Goodwill**

The changes in the carrying amounts of goodwill by segment were as follows:

| | *Supply* | *International* | *Delivery* | *Total* |
|---|---|---|---|---|
| Balance as of January 1, 2002 | $72 | $ 257 | $55 | $ 384 |
| Goodwill acquired | 13 | 6 | | 19 |
| Interest in WPD goodwill [(a)] | | 225 | | 225 |
| Effect of foreign exchange rates | | (4) | | (4) |
| Impairment losses | | (150) | | (150) |
| Balance as of December 31, 2002 | $85 | $ 334 | $55 | $ 474 |

(a) See Note 9 for additional information.

Goodwill is included in "Goodwill and other intangibles" on the Balance Sheet.

The reporting units of the Supply, Delivery and International segments completed the transition impairment test in the first quarter of 2002. A transition goodwill impairment loss of $150 million was recognized in the Latin American reporting unit within the International segment, and is reported as a "Cumulative Effect of a Change in Accounting Principle" on the Statement of Income. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

**Reconciliation of Prior Periods to Exclude Amortization**

The following table reconciles reported earnings for 2000 and 2001 to earnings adjusted to exclude amortization expense related to goodwill and equity method goodwill. Those expenses were no longer recorded in 2002 in accordance with SFAS 142. PPL was not affected by changes in amortization periods for other intangible assets.

| *For the Years Ended December 31,* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Reported net income before extraordinary item and cumulative effect of a change in accounting principle | **$358** | $169 | $487 |
| Add back: Goodwill amortization | | 13 | 11 |
| Add back: Equity method goodwill amortization | | 3 | 3 |
| Adjusted net income before extraordinary item and cumulative effect of a change in accounting principle | **$358** | $185 | $501 |
| Reported net income | **$208** | $179 | $498 |
| Add back: Goodwill amortization | | 13 | 11 |
| Add back: Equity method goodwill amortization | | 3 | 3 |
| Adjusted net income | **$208** | $195 | $512 |
| **Basic EPS** | | | |
| Reported net income before extraordinary item and cumulative effect of a change in accounting principle | **$2.35** | $1.16 | $3.38 |
| Goodwill amortization | | 0.09 | 0.07 |
| Equity method goodwill amortization | | 0.02 | 0.02 |
| Adjusted net income before extraordinary item and cumulative effect of a change in accounting principle | **$2.35** | $1.27 | $3.47 |
| Reported net income | **$1.37** | $1.23 | $3.45 |
| Goodwill amortization | | 0.09 | 0.07 |
| Equity method goodwill amortization | | 0.02 | 0.02 |
| Adjusted net income | **$1.37** | $1.34 | $3.54 |
| **Diluted EPS** | | | |
| Reported net income before extraordinary item and cumulative effect of a change in accounting principle | **$2.35** | $1.15 | $3.37 |
| Goodwill amortization | | 0.09 | 0.07 |
| Equity method goodwill amortization | | 0.02 | 0.02 |
| Adjusted net income before extraordinary item and cumulative effect of a change in accounting principle | **$2.35** | $1.26 | $3.46 |
| Reported net income | **$1.36** | $1.22 | $3.44 |
| Goodwill amortization | | 0.09 | 0.07 |
| Equity method goodwill amortization | | 0.02 | 0.02 |
| Adjusted net income | **$1.36** | $1.33 | $3.53 |

## 19. CORPORATE REALIGNMENT

On July 1, 2000, PPL and PPL Electric completed a corporate realignment in order to effectively separate PPL Electric's regulated transmission and distribution operations from its recently deregulated generation operations and to better position the companies and their affiliates in the new competitive marketplace. The realignment included PPL Electric's transfer of certain generation and related assets, and associated liabilities, to PPL and PPL Energy Funding at book value. The net book value of this transfer, recorded effective July 1, 2000, was $271 million.

This $271 million non-cash dividend to PPL had a significant impact on the consolidated assets and liabilities of PPL Electric. As indicated on the Statement of Cash Flows of PPL Electric, approximately $73 million of cash and cash equivalents of consolidated affiliates was divested as a result of the realignment distribution.

As a result of the corporate realignment, PPL Electric's principal businesses are the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania, and the supply of electricity to retail customers in that territory as a PLR. Other subsidiaries of PPL and PPL Electric are generally aligned in the new corporate structure according to their principal business functions.

PPL Energy Funding contributed certain of these generating and unregulated marketing assets and liabilities at a net book value of approximately $1.6 billion to PPL Generation and PPL EnergyPlus.

PPL Energy Supply was subsequently formed as a subsidiary of PPL Energy Funding, to serve as the parent company for the unregulated subsidiaries. As a result of the corporate realignment, PPL Generation's principal business is owning and operating U.S. generating facilities through various subsidiaries; PPL EnergyPlus' principal business is wholesale and deregulated retail energy marketing; and PPL Global's principal businesses are the acquisition and development of both U.S. and international energy projects, and the ownership and operation of international projects.

The corporate realignment followed receipt of various regulatory approvals, including approvals from the IRS, the PUC, the FERC, and the NRC.

## 20. STRATEGIC INITIATIVE

In August 2001, PPL completed a strategic initiative to confirm the structural separation of PPL Electric from PPL and PPL's other affiliated companies. This initiative enabled PPL Electric to reduce business risk by securing a supply contract adequate to meet its PLR obligations, enabled PPL Electric to lower its capital costs, enabled PPL EnergyPlus to lock in an electric supply agreement at current favorable prices, and enabled PPL to raise capital at attractive rates for its unregulated businesses, while allowing PPL to retain valuable advantages related to operating both energy supply and energy delivery businesses.

In connection with this initiative, PPL Electric:

- obtained a long-term electric supply contract to meet its PLR obligations, at prices generally equal to the pre-determined "capped" rates it is authorized to charge its PLR customers from 2002 through 2009 under the 1998 PUC settlement order;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- agreed to limit its businesses to electric transmission and distribution and activities relating to or arising out of those businesses;
- adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to reinforce its corporate separateness from affiliated companies;
- appointed an independent director to its Board of Directors and required the unanimous consent of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceeding, including any filing of a voluntary petition in bankruptcy or other similar actions;
- appointed an independent compliance administrator to review, on a semi-annual basis, its compliance with the new corporate governance and operating requirements contained in its amended Articles of Incorporation and Bylaws; and
- adopted a plan of division pursuant to the Pennsylvania Business Corporation Law. The plan of division resulted in two separate corporations. PPL Electric was the surviving corporation and a new Pennsylvania corporation was created. Under the plan of division, $5 million of cash and certain of PPL Electric's potential liabilities were allocated to the new corporation. PPL has guaranteed the obligations of the new corporation with respect to such liabilities.

The enhancements to PPL Electric's legal separation from its affiliates are intended to minimize the risk that a court would order PPL Electric's assets and liabilities to be substantively consolidated with those of PPL or another affiliate of PPL in the event that PPL or another PPL affiliate were to become a debtor in a bankruptcy case.

At a special meeting of PPL Electric's shareowners held on July 17, 2001, the plan of division and the amendments to PPL Electric's Articles of Incorporation and Bylaws were approved, and became effective upon filing the articles of division and the plan of division with the Secretary of State of the Commonwealth of Pennsylvania. This filing was made in August 2001.

As part of the strategic initiative, PPL Electric solicited bids to contract with energy suppliers to meet its obligation to deliver energy to its customers from 2002 through 2009. In June 2001, PPL Electric announced that PPL EnergyPlus was the low bidder, among six bids examined, and was selected to provide the energy supply requirements of PPL Electric from 2002 through 2009. Under this contract, PPL EnergyPlus will provide electricity at pre-determined capped prices that PPL Electric is authorized to charge its PLR customers, and received a $90 million payment to offset differences between the revenues expected under the capped prices and projected market prices through the life of the supply agreement (as projected by PPL EnergyPlus at the time of its bid). The contract resulted in PPL EnergyPlus having an eight-year contract at current market prices. PPL has guaranteed the obligations of PPL EnergyPlus under the new contract.

In July 2001, the energy supply contract was approved by the PUC and accepted for filing by the FERC.

Also in July 2001, PPL Electric filed a shelf registration statement with the SEC to issue up to $900 million in debt. In August 2001, PPL Electric sold $800 million of senior secured bonds under this registration statement. The offering consisted of two series of bonds: $300 million of 5-7/8% Series due 2007 and $500 million of 6-1/4% Series due 2009. PPL Electric used a portion of the proceeds from these debt issuances to make the $90 million up-front payment to PPL EnergyPlus, and $280 million was used to repurchase a portion of its common stock from PPL. The remainder of the proceeds was used for general corporate purposes.

Taken collectively, the steps in the strategic initiative are intended to protect the customers of PPL Electric from volatile energy prices and facilitate a significant increase in leverage at PPL Electric, while lowering its cost of capital. PPL's shareowners also benefited from this initiative because it provided low-cost capital to the higher-growth, unregulated side of PPL's business.

## 21. WORKFORCE REDUCTION

In an effort to improve operational efficiency and reduce costs, PPL and its subsidiaries completed a workforce reduction in June 2002 that will eliminate up to 598 employees, or about 7% of PPL's U.S. workforce, at a cost of $74 million. The program was broad-based and impacted all employee groups except certain positions that are key to providing high-quality service to PPL's electricity delivery customers. Linemen, electricians and line foremen, for example, were not affected by the reductions. An additional $1 million workforce reduction charge was recorded in September 2002, when plans, specific to PPL Global and PPL Montana subsidiaries, were finalized which are expected to impact 26 employees. These additional reductions increased PPL's total charge for workforce reductions to $75 million for the elimination of up to 624 positions. Annual savings in operating expenses associated with the workforce reduction are estimated to be approximately $50 million.

PPL recorded the cost of the program as a one-time charge of $75 million included in the Statement of Income as "Workforce reduction." This charge reduced net income by $44 million after-taxes. The program provides primarily for enhanced early retirement benefits and/or one-time special pension separation allowances based on an employee's age and years of service. These features of the program will be paid from the PPL Retirement Plan pension trust and increased PPL's pension and postretirement benefit liabilities by $65 million. The remaining $10 million of costs relate primarily to severance payments and outplacement costs which will be paid by PPL, and are included on the Balance Sheet under "Current Liabilities."

As of December 31, 2002, 354 PPL employees were terminated and have received $7 million of non-pension benefits. The remaining $3 million liability for non-pension benefits will be paid over the next six months.

## 22. NEW ACCOUNTING STANDARDS

**SFAS 142**

See Note 18 for a discussion of SFAS 142, "Goodwill and Other Intangible Assets," and the impact of adoption.

**SFAS 143**

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses the accounting for obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. The initial obligation should be measured at the estimated fair value. An equivalent amount should be recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability should be increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

PPL adopted SFAS 143 effective January 1, 2003. Application of the new rules resulted in an increase in net property, plant and equipment of $32 million, reversal of the previously recorded decommissioning liability of $296 million, recognition of asset retirement obligations of $229 million, recognition of a deferred tax liability of $41 million and a cumulative effect of adoption that increased net income and equity by $58 million. Accretion and depreciation expenses resulting from the application of SFAS 143 are expected to be approximately $12 million in 2003. PPL identified various legal obligations to retire long-lived assets, the largest of which relates to the decommissioning of the Susquehanna station. PPL identified and recorded other asset retirement obligations related to significant interim retirements at the Susquehanna station, various environmental requirements for coal piles, ash basins and other waste basin retirements.

**SFAS 144**

In 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." For long-lived assets to be held and used, SFAS 144 retains the requirements of SFAS 121 to recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of by sale, SFAS 144 establishes a single accounting model based on the framework established in SFAS 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. SFAS 144 also broadens the reporting of discontinued operations. PPL and its subsidiaries adopted SFAS 144 on January 1, 2002, with no material impact on the financial statements.

**SFAS 145**

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The most relevant provision of SFAS 145 is the rescission of SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of any related income tax effect. As a result of the rescission, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. The provisions of SFAS 145 related to the rescission of SFAS 4 shall be applied in fiscal years beginning after May 15, 2002, with early application encouraged. PPL and its subsidiaries adopted these provisions during the fourth quarter of 2002. All prior periods were restated, as necessary. The provisions related to the amendment of SFAS 13, "Accounting for Leases," were adopted for transactions occurring after May 15, 2002. The adoption of SFAS 145 did not have a material impact on PPL or its subsidiaries. However, SFAS 145 may impact the accounting treatment of future extinguishments of debt and lease transactions.

**SFAS 146**

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activities when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 also establishes that the initial liability should be measured at its estimated fair value. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. PPL and its subsidiaries adopted SFAS 146 effective January 1, 2003. The initial adoption did not have an impact on PPL or its subsidiaries. However, SFAS 146 may impact the accounting treatment of future disposal or exit activities.

**SFAS 148**

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS 148 provides three transition methods for adopting the fair value method of accounting for stock-based compensation as prescribed under SFAS 123 and enhances the required disclosures effective for fiscal years ending after December 15, 2002. SFAS 148 also requires certain disclosures in financial reports issued for interim periods beginning after December 15, 2002.

PPL and its subsidiaries elected to adopt the fair value method of accounting for stock-based compensation as of January 1, 2003, which will require PPL and its subsidiaries to begin recording compensation expense for stock option awards over the period the awards vest. PPL and its subsidiaries have chosen to apply the prospective method of transition permitted by SFAS 148, which provides that PPL and its subsidiaries will recognize expense for all stock-based compensation awards granted, modified or settled on or after January 1, 2003. Consequently, the initial adoption of the fair value method of accounting for stock-based compensation under SFAS 123, as well as the adoption of SFAS 148, did not have an immediate impact on the financial results of PPL or its subsidiaries.

See Note 1 for the annual disclosures required by SFAS 148.

**EITF 02-3**

See Note 17 for a discussion of EITF 02-3 and the impact of adoption.

**FIN 45**

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies that upon issuance of certain types of guarantees, the guarantor must recognize an initial liability for the fair value of the obligation it assumes under the guarantee. FIN 45 does not provide detailed guidance on the offsetting entry to be made when recognizing the liability or on measuring the obligation subsequent to its initial recognition. The offsetting entry will be dependent upon the circumstances under which the guarantee is issued, and the initial liability should typically be reduced as the guarantor is released from risk under the guarantee. FIN 45 also requires a guarantor to make significant new disclosures for virtually all guarantees. The provisions relating to the initial recognition and measurement of guarantee obligations must be applied on a prospective basis to guarantees issued or modified after December 31, 2002. PPL and its subsidiaries adopted FIN 45 effective January 1, 2003. The initial adoption did not have an impact on PPL or its subsidiaries. However, FIN 45 may impact the accounting treatment of future guarantee obligations. The disclosure provisions are effective for financial statements of interim and annual periods ending after December 15, 2002. See Notes 10 and 14 for disclosure of guarantees and other assurances existing as of December 31, 2002.

**FIN 46**

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 clarifies that variable interest entities, as defined therein, that do not disperse risks among the parties involved should be consolidated by the entity that is determined to be the primary beneficiary. FIN 46 also requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 must be adopted no later than the first fiscal year or interim period beginning after June 15, 2003. FIN 46 may be applied by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. Restatement is encouraged but not required.

PPL expects that FIN 46 will apply to the leases for its Sundance, University Park and Lower Mt. Bethel generating facilities. See Note 10 for further discussion of these leases and disclosure required by FIN 46. PPL is currently evaluating the restructuring of these leases. If PPL elects not to restructure these leases, PPL believes that it will be required to consolidate the financial statements of the variable interest entities that own the leased facilities. The principal impact from such consolidation would be the inclusion of the generating facilities as assets and the lease debt as liabilities in the consolidated balance sheets of PPL. Additionally, PPL would be required to recognize a cumulative effect of a change in accounting principle in connection with the initial consolidation of these variable interest entities. Such amount is currently estimated to be approximately $13 million, assuming FIN 46 is applied to these entities effective July 1, 2003 and prior year financial statements are not restated.

## GLOSSARY OF TERMS AND ABBREVIATIONS

**1945 First Mortgage Bond Indenture** – PPL Electric's Mortgage and Deed of Trust, dated as of October 1, 1945, to Deutsche Bank Trust Company Americas, as trustee, as supplemented.

**2001 Senior Secured Bond Indenture** – PPL Electric's Indenture, dated as of August 1, 2001, to JPMorgan Chase Bank, as trustee, as supplemented.

**AFUDC (Allowance for Funds Used During Construction)** – the cost of equity and debt funds used to finance construction projects of regulated businesses that is capitalized as part of construction cost.

**ANEEL** – National Electric Energy Agency, Brazil's agency that regulates the transmission and distribution of energy.

**APA** – Asset Purchase Agreement.

**APB** – Accounting Principles Board.

**ARB** – Accounting Research Bulletin.

**Bangor Hydro** – Bangor Hydro-Electric Company.

**Bcf** – billion cubic feet.

**CEMAR** – Companhia Energética do Maranhão, a Brazilian electric distribution company in which PPL Global has a majority ownership interest.

**CGE** – Compañia General Electricidad, S.A., a distributor of electricity and natural gas with other industrial segments in Chile and Argentina in which PPL Global has an 8.5 percent direct and indirect minority ownership interest.

**Clean Air Act** – federal legislation enacted to address certain environmental issues related to air emissions including acid rain, ozone and toxic air emissions.

**CTC** – competitive transition charge on customer bills to recover allowable transition costs under the Customer Choice Act.

**Customer Choice Act** – the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

**DelSur** – Distribuidora de Electricidad Del-Sur, S.A. de C.V., an electric distribution company in El Salvador, a majority of which is owned by EC.

**DEP** – Department of Environmental Protection, a state government agency.

**Derivative** – a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.
b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

**DIG** – Derivatives Implementation Group.

**DOE** – Department of Energy, a U.S. government agency.

**DRIP** – Dividend Reinvestment Plan.

**EC** – Electricidad de Centroamerica, S.A. de C.V., an El Salvadoran holding company and the majority owner of DelSur and El Salvador Telecom, S.A. de C.V. PPL Global has 100 percent ownership of EC.

**EGS** – electric generation supplier.

**EITF** – Emerging Issues Task Force, an organization that assists the FASB in improving financial reporting through the identification, discussion and resolution of financial issues within the framework of existing authoritative literature.

**Elfec** – Empresa de Luz y Fuerza Electrica Cochabamba Sociedad Anonima, a Bolivian electric distribution company in which PPL Global has a majority ownership interest.

**Emel** – Empresas Emel S.A., a Chilean electric distribution holding company of which PPL Global has majority ownership.

**EMF** – electric and magnetic fields.

**Enrichment** – the concentration of fissionable isotopes to produce a fuel suitable for use in a nuclear reactor.

**EPA** – Environmental Protection Agency, a U.S. government agency.

**EPS** – earnings (loss) per share.

**ESOP** – Employee Stock Ownership Plan.

**EWG** – exempt wholesale generator.

**Fabrication** – the process which manufactures nuclear fuel assemblies for insertion into the reactor.

**FASB** – Financial Accounting Standards Board, a rulemaking organization that establishes financial accounting and reporting standards.

**FERC** – Federal Energy Regulatory Commission, the federal agency that regulates interstate transmission and wholesale sales of electricity and related matters.

**FIN** – FASB Interpretation Number, intended to clarify accounting pronouncements previously issued by the FASB.

**GAAP** – generally accepted accounting principles.

**Griffith Energy** – Griffith Energy LLC, which owns and operates a 600 MW gas-fired station in Kingman, Arizona, and which is jointly owned by subsidiaries of PPL Generation and Duke Energy Corporation.

**GWh** – gigawatt-hour, one million kilowatt-hours.

**Hyder** – Hyder Limited, a subsidiary of WPDL and previous owner of South Wales Electricity plc. In March 2001, South Wales Electricity plc was acquired by WPDH Limited and renamed WPD (South Wales).

**IBEW** – International Brotherhood of Electrical Workers.

## GLOSSARY OF TERMS AND ABBREVIATIONS *(continued)*

**ICP** – Incentive Compensation Plan.

**ICPKE** – Incentive Compensation Plan for Key Employees.

**IRS** – Internal Revenue Service, a U.S. government agency.

**ISO** – Independent System Operator.

**ITC** – intangible transition charge on customer bills to recover intangible transition costs associated with securitizing stranded costs under the Customer Choice Act.

**kWh** – kilowatt-hour, basic unit of electrical energy.

**kVA** – kilovolt-ampere.

**LIBOR** – London Interbank Offered Rate.

**Mirant** – Mirant Corporation, a diversified energy company based in Atlanta. PPL Global and Mirant jointly owned WPD until September 6, 2002.

**Montana Power** – The Montana Power Company, a Montana-based company that sold its generating assets to PPL Montana in December 1999. Through a series of transactions consummated during the first quarter 2002, Montana Power sold its electricity delivery business to NorthWestern.

**MPSC** – Montana Public Service Commission.

**MW** – megawatt.

**MWh** – megawatt-hour, one thousand kilowatt-hours.

**NorthWestern** – NorthWestern Corporation, a Delaware corporation and successor in interest to Montana Power's electricity delivery business, including Montana Power's rights and obligations under contracts with PPL Montana.

**NPDES** – National Pollutant Discharge Elimination System.

**NRC** – Nuclear Regulatory Commission, the federal agency that regulates operation of nuclear power facilities.

**NUGs** – Non-Utility Generators, generating plants not owned by public utilities, whose electrical output must be purchased by utilities under the PURPA if the plant meets certain criteria.

**OSM** – Office of Surface Mining, a U.S. government agency.

**PCB** – polychlorinated biphenyl, an additive to oil used in certain electrical equipment up to the late 1970s. Now classified as a hazardous chemical.

**PEPS Units** (Premium Equity Participating Security Units) – securities issued by PPL Capital Funding Trust I, consisting of a Preferred Security and a forward contract to purchase PPL common stock.

**PJM** (PJM Interconnection, LLC) – operates the electric transmission network and electric energy market in the mid-Atlantic region of the United States.

**PLR** (Provider of Last Resort) – PPL Electric providing electricity to retail customers within its delivery territory who have chosen not to shop for electricity under the Customer Choice Act.

**PPL** – PPL Corporation, the parent holding company of PPL Electric, PPL Energy Funding and other subsidiaries.

**PPL Capital Funding** – PPL Capital Funding, Inc., a PPL financing subsidiary.

**PPL Capital Funding Trust I** – a Delaware statutory business trust created to issue PEPS Units, whose common securities are held by PPL.

**PPL Capital Trust** – a Delaware statutory business trust created to issue Preferred Securities, whose common securities are held by PPL Electric.

**PPL Capital Trust II** – a Delaware statutory business trust created to issue Preferred Securities, whose common securities are held by PPL Electric.

**PPL Coal Supply** – PPL Coal Supply, LLC, a limited liability company owned by PPL Coal Holdings Corporation (a subsidiary of PPL Generation) and Iris Energy, LLC. PPL Coal Supply procures coal, which it sells to PPL Generation power plants, and to Iris Energy for purposes of producing synfuel.

**PPL Electric** – PPL Electric Utilities Corporation, a regulated utility subsidiary of PPL that transmits and distributes electricity in its service territory, and provides electric supply to retail customers in this territory as a PLR.

**PPL Energy Funding** – PPL Energy Funding Corporation, which is a subsidiary of PPL and the parent company of PPL Energy Supply.

**PPL EnergyPlus** – PPL EnergyPlus, LLC, a subsidiary of PPL Energy Supply, which markets wholesale and retail electricity, and supplies energy and energy services in newly deregulated markets.

**PPL Energy Supply** – PPL Energy Supply, LLC, the parent company of PPL Generation, PPL EnergyPlus, PPL Global and other subsidiaries. Formed in November 2000, PPL Energy Supply is a subsidiary of PPL Energy Funding.

**PPL Gas Utilities** – PPL Gas Utilities Corporation, a regulated utility subsidiary of PPL specializing in natural gas distribution, transmission and storage services, and the competitive sale of propane.

**PPL Generation** – PPL Generation, LLC, a subsidiary of PPL Energy Supply, which owns and operates U.S. generating facilities through various subsidiaries.

**PPL Global** – PPL Global, LLC, a subsidiary of PPL Energy Supply, which acquires and develops domestic generation projects, and acquires and holds international energy projects that are primarily focused on the distribution of electricity.

**PPL Holtwood** – PPL Holtwood, LLC, a subsidiary of PPL Generation, which owns PPL's hydroelectric generating operations in Pennsylvania.

**PPL Maine** – PPL Maine, LLC, a subsidiary of PPL Generation, which owns generating operations in Maine.

**PPL Martins Creek** – PPL Martins Creek, LLC, a fossil generating subsidiary of PPL Generation.

**PPL Montana** – PPL Montana, LLC, an indirect subsidiary of PPL Generation, which generates electricity for wholesale sales in Montana and the Pacific Northwest.

**PPL Services** – PPL Services Corporation, a subsidiary of PPL, which provides shared services for PPL and its subsidiaries.

**PPL Susquehanna** – PPL Susquehanna, LLC, the nuclear generating subsidiary of PPL Generation.

**PPL Telcom** – PPL Telcom, LLC, an indirect subsidiary of PPL Energy Funding, which provides telecommunication services to eastern and central Pennsylvania.

**PPL Transition Bond Company** – PPL Transition Bond Company, LLC, a wholly owned subsidiary of PPL Electric, formed to issue transition bonds under the Customer Choice Act.

**Preferred Securities** – company-obligated mandatorily redeemable preferred securities issued by PPL Capital Trust, PPL Capital Trust II and PPL Capital Funding Trust I, holding solely debentures of PPL Electric, in the case of PPL Capital Trust and PPL Capital Trust II, and solely debentures of PPL Capital Funding in the case of PPL Capital Funding Trust I.

**PUC** – Pennsylvania Public Utility Commission, the state agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

**PUC Final Order** – final order issued by the PUC on August 27, 1998, approving the settlement of PPL Electric Utilities' restructuring proceeding.

**PUHCA** – Public Utility Holding Company Act of 1935, legislation passed by the U.S. Congress.

**PURPA** – Public Utility Regulatory Policies Act of 1978, legislation passed by the U.S. Congress to encourage energy conservation, efficient use of resources and equitable rates.

**PURTA** – the Pennsylvania Public Utility Realty Tax Act.

**RMC** – Risk Management Committee.

**RTO** – regional transmission organization.

**SCR** – selective catalytic reduction, a pollution control process.

**SEC** – Securities and Exchange Commission, a U.S. government agency.

**SFAS** – Statement of Financial Accounting Standards, the accounting and financial reporting rules issued by the FASB.

**SIUK Capital Trust I** – a business trust created to issue preferred securities, whose common securities are held by SIUK Limited.

**SIUK Limited** – an intermediate holding company within the WPDH Limited group. It owns WPD (South West).

**Superfund** – federal environmental legislation that addresses remediation of contaminated sites; states also have similar statutes.

**Synfuel projects** – production facilities that manufacture synthetic fuel from coal or coal byproducts. Favorable federal tax credits are available on qualified synfuel products.

**Tolling agreement** – agreement whereby the owner of an electric generating facility agrees to use that facility to convert fuel provided by a third party into electric energy for delivery back to the third party.

**UF** – inflation-indexed peso-denominated unit.

**VEBA** – Voluntary Employee Benefit Association Trust, trust accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

**Vidivision** – Vidivision S.A., a Bolivian company providing construction and engineering services, as well as cable, television and Internet services, in which PPL Global has a majority ownership interest. Integra S.A., a Bolivian contracting company, merged into Vidivision in 2001.

**WPD** – refers collectively to Western Power Distribution Holdings Limited and WPD Investment Holdings Limited. PPL Global purchased Mirant's 49 percent ownership interest in these entities on September 6, 2002, thereby achieving 100 percent ownership and operational control.

**WPD (South Wales)** – Western Power Distribution (South Wales) plc, a British regional electric utility company.

**WPD (South West)** – Western Power Distribution (South West) plc, a British regional electric utility company.

**WPDH Limited** – Western Power Distribution Holdings Limited, formerly WPD 1953 Limited, a wholly owned subsidiary of PPL Global. WPDH Limited owns WPD Holdings U.K., which owns WPD (South West) and WPD (South Wales).

**WPDL** – WPD Investment Holdings Limited, an indirect wholly owned subsidiary of PPL Global. WPDL owns 100 percent of the common shares of Hyder.

# BOARD OF DIRECTORS



Frederick M. Bernthal
**Washington, D.C.**
**President**
**Universities Research Association**
**A consortium of 90 universities engaged in the construction and operation of major research facilities**
*Age 60, Director since 1997*

Dr. Bernthal has served as president of URA since 1994. Prior to joining that organization, he was deputy director of the National Science Foundation. He also has served as a member of the U.S. Nuclear Regulatory Commission and as assistant secretary of state for Oceans, Environment and Science. Dr. Bernthal earned a B.S. in chemistry from Valparaiso University and a Ph.D. in nuclear chemistry from the University of California at Berkeley.



E. Allen Deaver
**Lancaster, Pa.**
**Former Executive Vice President and Director**
**Armstrong World Industries, Inc.**
**Manufacturer of interior furnishings and specialty products**
*Age 67, Director since 1991*

Mr. Deaver retired from Armstrong in 1998 after a career of 37 years in a number of key management positions. He earned a bachelor of science degree in mechanical engineering from the University of Tennessee.



John R. Biggar
**Allentown, Pa.**
**Executive Vice President and Chief Financial Officer**
**PPL Corporation**
*Age 58, Director since 2001*

Mr. Biggar has served as executive vice president and chief financial officer of PPL Corporation since 2001. He also serves as a director of PPL Electric Utilities Corporation. Before beginning his career with PPL in 1969, Mr. Biggar earned a bachelor's degree in political science from Lycoming College and a juris doctor degree from Syracuse University. Prior to being named to his current position, Mr. Biggar served as senior vice president and chief financial officer as well as vice president – Finance.



William F. Hecht
**Allentown, Pa.**
**Chairman, President and Chief Executive Officer**
**PPL Corporation**
*Age 60, Director since 1990*

Mr. Hecht has served as PPL's top executive since 1995. Prior to that, he served as president and chief operating officer for four years. He also serves as a director of PPL Electric Utilities Corporation, Dentsply International, Inc. and RenaissanceRe Holdings Ltd. Mr. Hecht, who earned bachelor's and master's degrees in electrical engineering from Lehigh University, joined PPL in 1964.



John W. Conway
**Philadelphia, Pa.**
**Chairman of the Board, President and Chief Executive Officer**
**Crown, Cork & Seal Company, Inc.**
**A leading international manufacturer of packaging for consumer goods**
*Age 57, Director since 2000*

Mr. Conway has served as Crown, Cork & Seal's top executive since 2001. Prior to that, he had been president and chief operating officer of the company. Mr. Conway joined Crown, Cork & Seal in 1991 as a result of its acquisition of Continental Can International Corporation, where he served as president and in various management positions. He earned a bachelor of arts degree in economics from the University of Virginia and a law degree from the Columbia University School of Law.



Stuart Heydt
**Hershey, Pa.**
**Former Chief Executive Officer**
**Geisinger Health System**
**A not-for-profit health care provider**
*Age 63, Director since 1991*

Dr. Heydt retired in 2000 as chief executive officer of the Geisinger Health System, an institution that he directed for eight years. He is past president of the American College of Physician Executives and a director of Wilkes University. Dr. Heydt attended Dartmouth College and received an M.D. from the University of Nebraska.



W. Keith Smith
**Pittsburgh, Pa.**
**Former Vice Chairman**
**Mellon Financial Corporation**
*Age 68, Director since 2000*

Mr. Smith served as vice chairman of Mellon Financial Corporation and senior vice chairman of Mellon Bank, N.A., before his retirement in 1998. He also is a director of Dentsply International, Inc., Allegheny General Hospital, Invesmart, Baytree Bancorp and several not-for-profit boards. Mr. Smith earned a bachelor of commerce degree from the University of Saskatchewan and an M.B.A. from the University of Western Ontario.



Susan M. Stalnecker
**Wilmington, Del.**
**Vice President – Government and Consumer Markets**
**DuPont Safety & Protection**
**E.I. duPont de Nemours and Company**
**Manufacturer of pharmaceuticals, specialty chemicals, biotechnology and high-performance materials**
*Age 50, Director since 2001*

Ms. Stalnecker served in a variety of financial and management positions before being named to her present position in 2003. She serves as a director of Elwyn, Inc., and the Annual Fund Executive Committee of Duke University and as a trustee of the Delaware Art Museum. Ms. Stalnecker earned a bachelor's degree from Duke University and her M.B.A. from the Wharton School of Graduate Business at the University of Pennsylvania.

## BOARD COMMITTEES

**Executive Committee**
William F. Hecht, Chair
Frederick M. Bernthal
E. Allen Deaver
Stuart Heydt

**Audit Committee**
Stuart Heydt, Chair
Frederick M. Bernthal
W. Keith Smith
Susan M. Stalnecker

**Compensation and Corporate Governance Committee**
E. Allen Deaver, Chair
John W. Conway
Stuart Heydt

**Finance Committee**
W. Keith Smith, Chair
John W. Conway
E. Allen Deaver
Susan M. Stalnecker

**Nuclear Oversight Committee**
Frederick M. Bernthal, Chair
E. Allen Deaver
Stuart Heydt

# MANAGEMENT AND OFFICERS

## CORPORATE LEADERSHIP COUNCIL

**William F. Hecht**
Chairman, President and CEO
PPL Corporation

**John R. Biggar**
Executive VP and CFO
PPL Corporation

**Lawrence E. De Simone**
Executive VP – Supply
PPL Corporation

**Robert J. Grey**
Senior VP, General Counsel
and Secretary
PPL Corporation

## MAJOR BUSINESS LINE PRESIDENTS

**Michael E. Bray**
PPL Electric Utilities

**Paul T. Champagne**
PPL EnergyPlus

**James H. Miller**
PPL Generation

**Roger L. Petersen**
PPL Global

## OFFICERS

**James E. Abel**
VP – Finance and Treasurer
PPL Corporation

**Richard L. Anderson**
VP – Nuclear Operations
PPL Susquehanna

**Robert W. Burke**
VP and Chief Counsel
PPL Global

**John F. Cotter**
VP – Energy Marketing and Trading
PPL EnergyPlus

**Paul A. Farr**
VP and COO
PPL Global

**Robert M. Geneczko**
VP – Customer Services
PPL Electric Utilities

President
PPL Gas Utilities

**Robert S. Gombos**
VP – Field Services
PPL Electric Utilities

**Michael D. Hill**
VP – Information Services
PPL Services

**George T. Jones**
VP – Special Projects
PPL Susquehanna

**David H. Kelley**
President
PPL Telcom

**Rick L. Klingensmith**
VP – Finance
PPL Global

**Michael E. Kroboth**
VP – Energy Services
PPL EnergyPlus

**Joseph J. McCabe**
VP and Controller
PPL Corporation

**Dennis J. Murphy**
VP/COO – Eastern Fossil and Hydro
PPL Generation

**Joanne H. Raphael**
VP – External Affairs
PPL Services

**Ronald Schwarz**
VP – Human Resources
PPL Services

**James M. Seif**
VP – Corporate Services
PPL Services

**Bryce L. Shriver**
Senior VP/Chief Nuclear Officer
PPL Susquehanna

**Vijay Singh**
VP – Risk Management
PPL Services

**John F. Sipics**
VP – Asset Management
PPL Electric Utilities

**Bradley E. Spencer**
VP/COO – Western Fossil and Hydro
PPL Generation

### Annual Meeting

Shareowners are invited to attend the annual meeting to be held on Friday, April 25, 2003, at Lehigh University's Stabler Arena in Bethlehem, Pa. The meeting will begin at 10 a.m.

### Stock Exchange Listings

PPL Corporation common stock is listed on the New York and Philadelphia Stock exchanges. The symbol is PPL.

### Common Stock Prices

| 2002 | High | Low | Dividends Declared |
|---|---|---|---|
| 1st quarter | $39.85 | $31.40 | $.36 |
| 2nd quarter | 39.95 | 28.97 | .36 |
| 3rd quarter | 37.60 | 26.00 | .36 |
| 4th quarter | 36.26 | 26.47 | .36 |

| 2001 | High | Low | Dividends Declared |
|---|---|---|---|
| 1st quarter | $46.75 | $33.88 | $.265 |
| 2nd quarter | 62.36 | 44.03 | .265 |
| 3rd quarter | 56.50 | 30.99 | .265 |
| 4th quarter | 37.65 | 31.20 | .265 |

The company has paid quarterly cash dividends on its common stock in every year since 1946. The dividends declared per share in 2002 and 2001 were $1.44 and $1.06, respectively. The most recent regular quarterly dividend paid by the company was 36 cents per share, paid Jan. 1, 2003. On Feb. 28, 2003, the company increased its quarterly dividend to 38.5 cents per share (equivalent to $1.54 per year), effective with the quarterly dividend payable April 1, 2003, to holders of record on March 10, 2003.

### Dividends

The planned 2003 dates for consideration of the declaration of dividends by the board of directors or its Executive Committee for the balance of 2003 are May 23, Aug. 22 and Nov. 21. Subject to the declaration, dividends are paid on the first day of April, July, October and January. Dividend checks are mailed in advance of those dates with the intention that they arrive as close as possible to the payment dates. The 2003 record dates for dividends for the balance of 2003 are expected to be June 10, Sept. 10 and Dec. 10.

### Direct Deposit of Dividends

Shareowners may choose to have their dividend checks deposited directly into their checking or savings account. Quarterly dividend payments are electronically credited on the dividend date, or the first business day thereafter.

### Dividend Reinvestment Plan

Shareowners may choose to have dividends on their PPL Corporation common stock or PPL Electric Utilities preferred stock reinvested in PPL Corporation common stock instead of receiving the dividend by check.

### Certificate Safekeeping

Shareowners participating in the Dividend Reinvestment Plan may choose to have their common stock certificates forwarded to the company for safekeeping.

### Lost Dividend Checks

Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

### Transfer of Stock

Stock may be transferred from one name to another or to a new account in the name of another person. Please contact Investor Services regarding transfer instructions.

### Lost Stock Certificates

Please call the Shareowner Information Line or write to Investor Services for an explanation of the procedure to replace lost stock certificates.

### Duplicate Mailings

Annual reports and other investor publications are mailed to each investor account. If you have more than one account, or if there is more than one investor in your household, you may contact Investor Services to request that only one publication be delivered to your address.

### Form 10-K

PPL Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available about mid-March. Investors may obtain a copy, at no cost, by calling the Shareowner Information Line or by accessing the report via the company's Web site.

### Investor Services

For any questions you have or additional information you require about PPL Corporation and its subsidiaries, call the Shareowner Information Line, or write to:

Manager – Investor Services
Two North Ninth Street
Allentown, PA 18101

### Internet Access

Registered shareowners can access their account information by visiting www.shareowneronline.com. For more information, visit our Web site at www.pplweb.com or contact Investor Services via e-mail at invserv@pplweb.com.

### Stock Transfer Agents and Registrars

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

PPL Investor Services Department

### Dividend Disbursing Office and Dividend Reinvestment Plan Agent

PPL Investor Services Department

### Shareowner Information Line

1-800-345-3085



Design: Butler Coates & Neu / www.bcandn.com Principal Photography: Verser Engelhard and James Schnepf Printing: Anderson Lithograph Printed on recycled and recyclable paper ppl™

**PPL Corporation** Two North Ninth Street Allentown, PA 18101-1179 1.800.345.3085 www.pplweb.com